FILED PURSUANT TO RULE 424(B)(3)


PROSPECTUS

                                400,000 Shares of
                              KANSAS CITY SOUTHERN
   4.25% REDEEMABLE CUMULATIVE CONVERTIBLE PERPETUAL PREFERRED STOCK, SERIES C
                     (LIQUIDATION PREFERENCE $500 PER SHARE)
                                       AND
          13,389,120 SHARES OF COMMON STOCK (PAR VALUE $0.01 PER SHARE)
                         ISSUABLE UPON CONVERSION OF THE
      REDEEMABLE CUMULATIVE CONVERTIBLE PERPETUAL PREFERRED STOCK, SERIES C

                          ---------------------------

     This prospectus relates to the offering for resale of Kansas City Southern's 4.25% Redeemable Cumulative Convertible Perpetual Preferred Stock, Series C (liquidation preference $500 per share), or "Series C Preferred Stock," and the shares of our common stock (including attached preferred stock purchase rights) issuable upon conversion of the Series C Preferred Stock. The Series C Preferred Stock was offered to qualified institutional buyers in reliance on Rule 144A in transactions exempt from the registration requirements of the Securities Act of 1933, through the initial purchasers, Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc. This prospectus will be used by selling securityholders to resell their shares of Series C Preferred Stock and shares of our common stock issuable upon conversion of their Series C Preferred Stock. We will not receive any proceeds from sales by the selling securityholders.

                 CONVERTIBILITY OF THE SERIES C PREFERRED STOCK

     Holders may convert their Series C Preferred Stock into 33.4728 shares of our common stock only under certain circumstances related to: (i) the trading price of our common stock; (ii) a credit rating downgrade; (iii) the trading price per share of the Series C Preferred Stock; (iv) redemption of the Series C Preferred Stock; and (v) the occurrence of certain corporate transactions. The conversion rate may be adjusted upon the occurrence of certain events. There is no established trading market for the Series C Preferred Stock and we do not intend to list the Series C Preferred Stock on any national securities exchange. Our common stock is listed and traded on the New York Stock Exchange under the symbol "KSU." On January 23, 2004, the closing sale price of our common stock was $15.10.

              REDEMPTION OR REPURCHASE OF SERIES C PREFERRED STOCK

     Subject to certain conditions, on or after May 20, 2008, we will have the option to redeem some or all of the shares of Series C Preferred Stock at a redemption price of 100% of the liquidation preference, plus accumulated and unpaid dividends, including special dividends, if any, to the redemption date. Under certain circumstances, we may be required to purchase shares of the Series C Preferred Stock at the option of the holder at a price equal to 100% of the liquidation preference plus any accumulated and unpaid dividends, including special dividends, if any, to, but excluding, the purchase date.

                            -----------------------

     INVESTING IN OUR SERIES C PREFERRED STOCK OR COMMON STOCK INVOLVESS RISKS. PLEASE READ CAREFULLY THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 13.

                            -----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRRIMINAL OFFENSE.


                THE DATE OF THIS PROSEPCTUS IS JANUARY 28, 2004

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
About this Prospectus...................................................       i
Prospectus Summary......................................................       1
Risk Factors............................................................      13
Use of Proceeds.........................................................      37
Business ...............................................................      37
Description of the Acquisition..........................................      39
Description of the Series C Preferred Stock.............................      55
Description of KCS Capital Stock........................................      71
Description of Class A Convertible Common Stock.........................      75
Certain United States Federal Tax Considerations........................      79
Selling Securityholders.................................................      82
Plan of Distribution....................................................      85
Financial Statements of Grupo TFM.......................................      87
Pro Forma Financial Information.........................................      88
Legal Matters...........................................................      99
Experts  ...............................................................      99
Where You Can Find More Information.....................................      99
Forward-Looking Statements..............................................     100

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a "shelf" registration process or continuous offering process. Under this shelf registration process, the selling securityholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities which may be offered by the selling securityholders. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under "Where You Can Find More Information."

     UNLESS WE HAVE INDICATED OTHERWISE, REFERENCES IN THIS PROSPECTUS TO "KCS" MEAN KANSAS CITY SOUTHERN (FORMERLY KANSAS CITY SOUTHERN INDUSTRIES, INC.) AND REFERENCES TO THE "COMPANY," "WE," "US," "OUR," AND SIMILAR TERMS REFER TO KCS AND OUR CONSOLIDATED SUBSIDIARIES, EXCLUDING THE DISCONTINUED OPERATIONS OF ITS FORMER FINANCIAL SERVICES BUSINESS STILWELL FINANCIAL, INC. (NOW KNOWN AS JANUS CAPITAL GROUP INC. ("JANUS")). UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES IN THIS PROSPECTUS TO "KCSR" MEAN THE KANSAS CITY SOUTHERN RAILWAY COMPANY, THE PRINCIPAL SUBSIDIARY OF KCS, AND INCLUDES FOR ALL PERIODS PRESENTED THE GATEWAY WESTERN RAILWAY COMPANY, WHICH WAS MERGED INTO KCSR EFFECTIVE OCTOBER 1, 2001. REFERENCES TO "TFM" AND "TEX-MEX" MEAN TFM, S.A. de C.V. AND THE TEXAS-MEXICAN RAILWAY COMPANY, RESPECTIVELY, AFFILIATES OF KCS. REFERENCES TO "GRUPO TFM" AND "MEXRAIL" MEAN GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V. AND MEXRAIL, INC., RESPECTIVELY, THE PARENT COMPANIES OF TFM AND TEX-MEX, RESPECTIVELY. REFERENCES TO "GRUPO TMM" MEAN GRUPO TMM, S.A. (THE SURVIVING ENTITY IN A MERGER OF TRANSPORTACION MARITIMA MEXICANA, S.A. DE C.V. AND THE
FORMER GRUPO SERVIA, S.A. DE C.V. AND WHICH, AFTER A REORGANIZATION THAT ELIMINATED THE VARIABLE PORTION OF GRUPO TMM, S.A. DE C.V. CAPITAL STOCK, BECAME A FIXED CAPITAL CORPORATION WITH THE NAME GRUPO TMM, S.A.), CURRENTLY A JOINT VENTURE PARTNER AND THE LARGEST SHAREHOLDER OF GRUPO TFM. REFERENCES TO "TMM HOLDINGS" AND " MULTIMODAL" MEAN TMM HOLDINGS, S.A. DE C.V. AND TMM MULTIMODAL, S.A. DE C.V., RESPECTIVELY, SUBSIDIARIES OF GRUPO TMM. REFERENCES TO "KARA SUB" MEAN KARA SUB, INC., A WHOLLY-OWNED SUBSIDIARY OF KCS. REFERENCES TO "NAFTA" MEAN THE NORTH AMERICAN FREE TRADE AGREEMENT.

                               PROSPECTUS SUMMARY

     This summary may not contain all the information that may be important to you. You should read this entire prospectus and the documents to which we have referred you before making an investment decision. You should carefully consider the information set forth under "Risk Factors." In addition, certain statements include forward-looking information which involves risks and uncertainties. See "Forward-Looking Statements."

                                   OUR COMPANY

We, along with our subsidiaries and affiliates, own and operate a uniquely positioned North American rail network strategically focused on the growing north/south freight corridor that connects key commercial and industrial markets in the central United States with major industrial cities in Mexico. KCS's principal subsidiary, KCSR, which was founded in 1887, is one of seven Class I railroads in the United States (railroads with annual revenues of at least $250 million, as indexed for inflation). Our rail network (KCSR, TFM and Tex-Mex) is comprised of approximately 6,000 miles of main and branch lines. We have further expanded our rail network through marketing alliances and strategic alliances.

     Our expanded network includes:

     o KCSR, which operates approximately 3,100 miles of main and branch lines running on a north/south axis from Kansas City, Missouri to the Gulf of Mexico and on an east/west axis from Meridian, Mississippi to Dallas, Texas (our "Meridian Speedway") and from Kansas City to East St. Louis, Illinois and Springfield, Illinois;

     o our affiliates, TFM, which operates approximately 2,650 miles of main and branch lines running from the U.S./Mexico border at Laredo, Texas to Mexico City and serves most of Mexico's principal industrial cities and three of its major shipping ports, and Tex-Mex, which operates a 160-mile rail line extending from Laredo to Corpus Christi, Texas;

     o a marketing agreement with Norfolk Southern Railway Company ("Norfolk Southern") that allows us to gain incremental traffic volume between the southeast and the southwest United States and a marketing agreement with I&M Rail Link, now known as IC&E, that provides us with access to Minneapolis and Chicago and to originations of corn and other grain in Iowa, Minnesota and Illinois;

     o a strategic alliance with Canadian National Railway Company ("CN") and Illinois Central Corporation ("IC," and together with CN, "CN/IC"), through which we have created a contiguous rail network of approximately 25,000 miles of main and branch lines connecting Canada, the United States and Mexico;

     o a joint marketing alliance, entered into in April 2002 with The Burlington Northern and Santa Fe Railway Company ("BNSF") aimed at promoting cooperation, revenue growth and extending market reach, principally to enhance chemical, grain and forest product traffic for both railroads in the United States and Canada. The marketing alliance is also expected to improve operating efficiencies for both carriers in key market areas, as well as provide customers with expanded service options; and

     o our affiliate, the Panama Canal Railway Company ("PCRC"), which holds the concession to operate the Panama Canal Railway, a 47-mile railroad located adjacent to the Panama Canal. This railroad has been reconstructed for the purpose of performing freight and passenger operations. Its wholly-owned subsidiary, Panarail Tourism Company ("PTC"), operates a commuter and tourist railway service over the lines of the Panama Canal Railway.

COMPANY INFORMATION

     KCS is incorporated in Delaware. Our principal executive offices are located at 427 West 12th Street, Kansas City, Missouri 64105. Our telephone number is 816-983-1303.

                              PROPOSED ACQUISITION

     GENERAL

     Since 1997, pursuant to a joint venture agreement, and other agreements, entered into by KCS and Grupo TMM, subsidiaries of KCS and Grupo TMM have owned, along with Mexican governmental agencies, interests in Grupo TFM, which is the owner of 80% of the voting stock of TFM. TFM holds the concession to operate, and operates, a major rail system in Mexico, formerly known as the "Northeast Rail Lines". In 1995, KCS acquired from Grupo TMM 49% of the stock of Mexrail, owner of 100% of the voting stock of Tex-Mex. Mexrail also owns the northern half of the international railway bridge at Laredo, Texas. Tex-Mex operates a 160 mile rail line from Laredo to Corpus Christi, Texas, which connects with the KCSR through trackage rights over the Union Pacific Railroad between Robbstown, Texas and Beaumont, Texas. In March, 2002, KCS and Grupo TMM sold their interests in Mexrail to TFM, with KCS receiving approximately $31.4 million for its 49% interest in Mexrail. The structure of this ownership prior to the execution of the Acquisition Agreement (defined below) (with intermediate subsidiaries, other than KCSR, eliminated), including imputed ownership from TFM's ownership of 24.6% of Grupo TFM, appears in the following diagram:


     [Organizational chart type diagram appears here showing ownership of Grupo TFM by KCS (46.6%, indirectly through its 100% ownership of KCSR) and Grupo TMM (48.5%)(including in both cases imputed ownership from TFM's ownership of 24.6% of Grupo TFM), Grupo TFM's ownership of 80% of TFM (with the other 20% held by the Mexican Government), TFM's ownership of 100% of Mexrail and Mexrail's ownership of 100%of Tex-Mex]



     On April 20, 2003, KCS and Grupo TMM entered into separate agreements for the acquisition by KCS of control of TFM and Mexrail. On May 9, 2003, pursuant to the terms of a stock purchase agreement for KCS to acquire control of Mexrail (the "Stock Purchase Agreement"), KCS acquired from Grupo TMM (through its subsidiary, TFM) 51% of the shares of Mexrail for approximately $32.7 million. KCS deposited the Mexrail shares into a voting trust pending resolution of KCS's application to the Surface Transportation Board ("STB") seeking authority to exercise common control over Tex-Mex and KCS's other rail companies, KCSR and the Gateway Eastern Railway Company ("Gateway Eastern"). See "Description of the Acquisition--Summary of the Acquisition Agreement and Related Agreements" and "Description of the Acquisition--Regulatory Matters." On September 30, 2003, in accordance with the terms of the Stock Purchase Agreement, TFM reacquired the 51% interest in Mexrail from KCS at the purchase price paid to TFM by KCS in May 2003. Upon the repurchase of these Mexrail shares by TFM, the Stock Purchase Agreement automatically terminated. See "--Recent Developments," "Description of the Acquisition--Recent Developments," and "Description of the Acquisition--Summary of the Acquisition Agreement and Related Agreements--The Stock Purchase Agreement."

     Pursuant to the agreement for the acquisition of control of TFM (the "Acquisition") entered into on April 20, 2003 by KCS with Grupo TMM and other parties (the "Acquisition Agreement"), KCS will acquire all of the interest of Grupo TMM (held by its subsidiary, Multimodal) in Grupo TFM for $200 million in cash and 18,000,000 shares of a new class of common securities of KCS, to be designated "Class A Convertible Common Stock." Grupo TFM owns an 80% economic interest in TFM and all of the shares of stock with full voting rights of TFM (the "TFM Voting Stock"). KCS has the right to elect to pay up to $80 million of the cash portion of the purchase price by delivering up to 6,400,000 shares of KCS Class A Convertible Common Stock or KCS common stock. KCS and Grupo TMM are in dispute over Grupo TMM's attempt to terminate the Acquisition Agreement. See "--Recent Developments," "Description of the Acquisition--Recent Developments."

     The following diagram illustrates the ownership structure resulting if the acquisition of TFM is completed (eliminating intermediate subsidiaries)



     [Organizational chart type diagram appears here showing ownership by KCS (to be renamed "NAFTA Rail") of 100% of Grupo TFM, as well as KCS's 100% ownership of KCSR); Grupo TFM's ownership of 80% of TFM (with the other 20% held by the Mexican Government and footnoted with the information in (1) below), TFM's ownership of 100% of Mexrail and Mexrail's ownership of 100% of Tex-Mex]

(1) Limited Voting. Mexican government has certain "put" rights discussed under "Risk Factors--KCS Risk Factors--Risks Related to Our Business--We may be
required to make additional investments in TFM" and "Description of the Acquisition--Summary of the Acquisition Agreement and Related Agreements--Agreement of Assignment and Assumption of Rights, Duties and Obligations."

     In addition, provided the Acquisition has occurred and neither KCS nor any of its subsidiaries has purchased TFM shares held by the Mexican government upon exercise of the Mexican government's right to compel purchase of those shares (referred to as the "Put"), KCS will be obligated to pay to Grupo TMM an additional amount (referred to as the "VAT Contingency Payment") of up to $180 million in cash in the event that a pending Value Added Tax claim (referred to as the "VAT Claim") against the Mexican government by TFM is successfully resolved and the amount received is greater than the purchase price of the Put. See "Description of the Acquisition--Summary of the Acquisition Agreement and Related Agreements--The Acquisition Agreement--VAT Contingency Payment." Upon completion of the Acquisition, KCS will assume Grupo TMM's obligations to make any payment upon the exercise by the Mexican government of the Put and will indemnify Grupo TMM and its affiliates, and their respective officers, directors, employees and shareholders, against obligations or liabilities relating thereto. See "Description of the Acquisition--Summary of the Acquisition Agreement and Related Agreements--Agreement of Assignment and Assumption of Rights, Duties and Obligations."

     In connection with the Acquisition, KCS will enter into a consulting agreement with a consulting company organized by Jose Serrano Segovia pursuant to which it will provide consulting services to KCS in connection with the portion of the business of KCS in Mexico for a period of three years. As consideration for the services, the consulting company will receive an annual fee of $600,000 per year and a grant of 2,100,000 shares of restricted stock of KCS. The restricted stock will vest over a period of time subject to certain conditions. The consulting agreement may be extended for an additional year at the option of KCS, upon delivery of an additional 525,000 shares of restricted stock. See "Description of the Acquisition--Summary of the Acquisition Agreement and Related Agreements--Consulting Agreement."

     The obligations of KCS and Grupo TMM to complete the Acquisition are subject to a number of conditions. See "Description of the Acquisition--Summary of the Acquisition Agreement and Related Agreements--The Acquisition Agreement--Conditions to Obligations to Complete the Acquisition."

     RECENT DEVELOPMENTS

     DISPUTE OVER ACQUISITION AGREEMENT

     On August 18, 2003, Grupo TMM shareholders purportedly voted not to approve the sale of Grupo TMM's interests in Grupo TFM to KCS. On August 23, 2003, Grupo TMM sent a notice to KCS claiming to terminate the Acquisition Agreement, because the Grupo TMM shareholders had failed to approve the Acquisition Agreement.

     On August 27, 2003, KCS announced that it had received notice from the Mexican Foreign Investment Commission of its decision to close the proceeding with respect to KCS's application to acquire control of Grupo TFM and, thus, TFM, without prejudice to refile in the event the dispute is resolved between KCS and Grupo TMM over whether the Acquisition Agreement remains in effect.

     On August 29, 2003, KCS delivered to Grupo TMM a formal notice of dispute, referred to as the Notice of Dispute, pursuant to the Acquisition Agreement. This initiated a 60-day negotiation period between the parties. The parties were unable to resolve the dispute within that period of time. In addition, on August 29, 2003, KCS filed a complaint in the

Delaware Chancery Court alleging that Grupo TMM had breached the Acquisition Agreement and seeking a final order requiring Grupo TMM not to sell Grupo TFM or take other actions outside of the ordinary course of business, so as to preserve the assets and business of TFM while the parties follow the dispute resolution procedures provided for in the Acquisition Agreement. The Notice of Dispute and complaint point out that the Acquisition Agreement does not provide that a negative shareholder vote by Grupo TMM shareholders is a basis for termination, and KCS maintains that the Acquisition Agreement is still valid and remains in effect until December 31, 2004.

     On September 2, 2003, KCS filed in the Delaware Court of Chancery a motion for a preliminary injunction to preserve the parties' positions while KCS seeks to resolve its dispute over Grupo TMM's attempt to terminate the Acquisition Agreement. KCS asked for an expedited hearing on its motion for a preliminary injunction.

     On October 28, 2003, Chancellor William B. Chandler III of the Delaware Court of Chancery entered a written order granting KCS' motion seeking a preliminary injunction to preserve the parties' positions pending resolution of the dispute between KCS and Grupo TMM over the Acquisition Agreement.

     On October 31, 2003, KCS initiated binding arbitration in accordance with the terms of the Acquisition Agreement by serving an Arbitration Demand on Grupo TMM and the American Arbitration Association. In its Artibration Demand, KCS seeks a determination that the Acquisition Agreement is in full force and effect, specific performance of the Acquisition Agreement, and damages for Grupo TMM's breach of the terms of the Acquisition Agreement and failure to negotiate in good faith during the 60-day negotiation period. By the agreement of the parties, the arbitration has been bifurcated. The first stage of the arbitration will only address the question of whether Grupo TMM's purported negative shareholder vote gave Grupo TMM the right to terminate the Acquisition Agreement.

     On January 6, 2004, KCS announced that in a ruling to the Delaware Court of Chancery regarding a motion to enforce injunction and hold Grupo TMM in contempt in the dispute between KCS and Grupo TMM over the Acquisition Agreement, the court held Grupo TMM in contempt of court for taking action inconsistent with the court's October 29, 2003 order discussed above. The court held that by Grupo TMM causing its subsidiary Grupo TFM to revoke powers of attorney requiring the signature of a KCS representative for transactions in excess of $2.5 million and in granting new powers of attorney to Grupo TMM directors, Jose Serrano and Mario Mohar to act on behalf of the comany, Grupo TMM violated provisions of the Acquisition Agreement. The previous order of the court required Grupo TMM to cause Grupo TFM to conduct its business in accordance with past practices and not to directly or indirectly amend its organizational documents. The court ordered TMM to take the actions necessary to revoke the new powers of attorney, to re-enact the original powers of attorney, and to pay KCS its costs and attorneys fees for bringing the motion for contempt.

     REPURCHASE OF MEXRAIL SHARES BY TFM

     On August 29, 2003, KCS received a demand for TFM to repurchase from KCS shares of Mexrail sold to KCS in May 2003. On September 23, 2003, the STB issued a decision finding no need to rule on the transfer back to TFM of the 51% interest in Mexrail that KCS acquired on May 9, 2003. The effect of the decision was to allow TFM to reacquire the shares in accordance with the Stock Purchase Agreement and KCS has abided by that agreement. The repurchase of Mexrail by TFM on September 30, 2003 returned 100% ownership of Mexrail to TFM and the Stock Purchase Agreement automatically terminated. The repurchase price was the price KCS paid TFM in May.

     NOTICE OF TERMINATION OF JOINT VENTURE AGREEMENT

     In addition, KCS acknowledged receipt from Grupo TMM of a notice to terminate a joint venture agreement between the parties entered into in 1995. Pursuant to such notice, the joint venture agreement terminated on December 1, 2003. The joint venture agreement provides that upon its termination, the joint venture shall be liquidated and any assets held in the name of the joint venture shall be distributed proportionally to KCS and Grupo TMM. There are no significant assets held by the joint venture and its termination has not had a material adverse effect on KCS.

     STB REVIEW STATUS

     On September 23, 2003, the STB entered an order asking all interested parties to file comments by September 30, 2003 addressing whether "in light of recent developments" the STB should continue with the procedural schedule, which called for a decision on the merits to be issued by October 17, 2003. On September 30, 2003, KCS filed comments with the STB suggesting that STB precedent establishes that the STB has sufficient jurisdiction to rule on control applications even where closing on the underlying transaction has been put in doubt. In the alternative, KCS argued that the matter should be held in abeyance, rather than dismissed, until the arbitration is completed. On October 8, 2003, the STB issued an order suspending the procedural schedule pending a resolution of the uncertainties that now surround KCS's efforts to acquire control of Tex-Mex, and requiring KCS to file status reports regarding developments in its efforts to acquire control of TFM and Tex-Mex. In accordance with the STB's order, KCS filed its first status report on November 3, 2003.

                                  THE OFFERING

     On May 5, 2003, we completed a private offering of the Series C Preferred Stock. We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed, for the benefit of the holders of the Series C Preferred Stock, to file a registration statement with the SEC by August 3, 2003 with respect to resales of the Series C Preferred Stock and common stock issued upon the conversion of the Series C Preferred Stock. We also agreed to use our best efforts to cause the shelf registration statement to be declared effective under the Securities Act of 1933 by November 1, 2003 and to keep the shelf registration statement effective until the earlier of (i) the sale to the public pursuant to Rule 144 (or any similar provision then in force, but not Rule 144A) under the Securities Act or the registration statement of which this prospectus forms a part of all the securities registered thereunder, and (ii) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to permitted exceptions.

Securities offered............. 400,000 shares of Series C Preferred Stock.

Liquidation preference......... $500 per share of Series C Preferred Stock.

Dividends...................... Holders of Series C Preferred Stock are entitled to receive, when, as and if, declared by our board of directors, out of funds legally available therefor, cash dividends at the rate of 4.25% per annumn payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing August 15, 2003. Dividends on the Series C Preferred Stock will be cumulative from the date of initial issuance. Accumulated but unpaid dividends cumulate dividends at the annual rate of 4.25%.

                                We will also pay "special dividends" if we fail to comply with certain obligations under the registration rights agreement discussed above.

                                For so long as the Series C Preferred Stock remains outstanding, (1) we will not declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any junior stock or parity stock and (2) neither we, nor any of or subsidiaries will, subject to certain exceptions, redeem, purchase or otherwise acquire for consideration junior stock or parity stock through a sinking fund or otherwise, in each case unless we have paid or set apart funds for the payment of all accumulated and unpaid dividends, including special dividends, if any, with respect to the shares of Series C Preferred Stock and any parity stock for all preceding dividend periods. See "Description of the Series Preferred Stock-- Dividends."

Conversion..................... A holder may convert its Series C Preferred
                                Stock into a number of shares of our common stock equal to the conversion rate only under the following circumstances:

                                o in any fiscal quarter commencing after June 30, 2003 if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is more than 110% of the initial conversion price (initially 110% of $14.9375, or $16.4313);

`                               o   after the earlier of (1) the date the Series
                                    C Preferred Stock is assigned a credit
                                    rating by both Standard & Poor's Rating
                                    Services, a division of The McGraw-Hill
                                    Companies, Inc. and its successors ("S&P") and Moody's Investor Services and its successors ("Moody's") and (2) May 31, 2003, during any period in which the credit rating assigned to the Series C Preferred Stock by S&P is below CCC, or the credit rating assigned to the Series C Preferred Stock by Moody's is below Caa3, or no rating is assigned to the Series C Preferred Stock by either S&P or Moody's or any rating is suspended or withdrawn by either S&P or Moody's;

                                o during the five business day period after any five consecutive trading day period in which the trading price per share of Series C Preferred Stock for each day of that period was less than 98% of the product of the closing sale price of our common stock and the conversion rate on each such day;

                                o if the Series C Preferred Stock has been called for redemption; or

                                o upon the occurrence of certain corporate transactions described under "Description of the Series C Preferred Stock--Conversion Rights--Conversion Upon Occurrence of Certain Corporate Transactions."


                                For each share of Series C Preferred Stock surrendered for conversion, a holder will receive 33.4728 shares of our common stock. This represents an initial conversion price of $14.9375 per share of common stock. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accumulated and unpaid dividends or special dividends, if any. Upon conversion, holders will not receive any cash payment representing accumulated dividends, if any. Instead, accumulated dividends, if any, will be deemed paid by the common stock received by holders on conversion.

Optional redemption.............We may not redeem any shares of Series C
                                Preferred Stock at any time before May 20, 2008. On or after May 20, 2008, we may redeem some or all of the Series C Preferred Stock at a redemption price equal to 100% of the liquidation preference, plus accumulated but unpaid dividends, including special dividends, if any, to the redemption date, but only if the closing sale price of our common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date we give the redemption notice exceeds 135% of the conversion price of the Series C Preferred Stock, subject to adjustment in a number of circumstances as described under "Description of the Series C Preferred Stock-- Adjustments to the Conversion Rate." We may choose to pay the redemption price in cash, common stock, or a combination of cash and common stock. If we elect to pay all or a portion of the redemption price in shares of common stock, the common stock will be valued at a discount of 2.5% below the average of the closing sale prices for the five trading days ending on the third trading day prior to the redemption date. The terms of our debt instruments and/or bank facilities currently restrict our ability to redeem shares of Series C Preferred Stock for cash.

                                If full cumulative dividends on the Series C
                                Preferred Stock have not been paid, the Series C Preferred Stock may not be redeemed and we may not purchase or acquire any shares of Series C Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Series C Preferred Stock.

                                The Series C Preferred Stock is not subject to any mandatory redemption or sinking fund provision.

Fundamental change............. If we become subject to a fundamental change, each holder of shares of Series C Preferred
                                Stock will have the right to require us to purchase any or all of its shares at a purchase price equal to 100% of the liquidation preference, plus accumulated and unpaid dividends, including special dividends, if any, to the date of purchase. We may choose to pay the purchase price in cash, common stock, or a combination of cash and common stock. If we elect to pay all or a portion of the purchase price in shares of common stock, the common stock will be valued at a discount of 2.5% below the average of the closing sale prices for the five trading days ending on the third trading day prior to the purchase date. Our ability to purchase all or a portion of Series C Preferred Stock for cash is subject to our obligation to repay or repurchase any outstanding debt required to be repaid or repurchased in connection with a fundamental change and to any contractual restrictions then contained in our debt. If, following a fundamental change, we are prohibited from paying the purchase price of the Series C Preferred Stock in cash under the terms of our debt instruments, but are not prohibited under applicable law from paying such purchase price in shares of our common stock, we will pay the purchase price of the Series C Preferred Stock in shares of our common stock.

Voting rights.................. Holders of Series C Preferred Stock do not have any voting rights except as set forth below, as specifically provided for in our restated certificate of incorporation or as otherwise from time to time required by law. Whenever (1) dividends on the Series C Preferred Stock or any other class or series of stock ranking on a parity with the Series C Preferred Stock with respect to the payment of dividends are in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters, or (2) we fail to pay the redemption price on the date shares of Series C Preferred Stock are called for redemption or the purchase price on the purchase date for shares of Series C Preferred Stock following a fundamental change, then, in each case, the holders of Series C Preferred Stock (voting separately as a class with all other series of Series C Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two of the authorized number of our directors at the next annual meeting of stockholders and at each subsequent meeting until all dividends accumulated on the Series C Preferred Stock have been fully paid or set apart for payment. The term of office of all directors elected by the holders of Series C Preferred Stock will terminate immediately upon the termination of the rights of the holder of Series C Preferred Stock to vote for directors. Holders of shares of Series C Preferred Stock will have one vote for each share of Series C Preferred Stock held.

Ranking........................ The Series C Preferred Stock are, with respect to dividend rights and rights upon liquidation, winding up or dissolution:

                                o junior to all our existing and future debt obligations;

                                o junior to our $25 par value preferred stock and each other class or series of our capital stock other than (a) our common stock and any other class or series of our capital stock the terms of which provide that such class or series will rank junior to the Series C Preferred Stock and (b) any other class or series of our capital stock the terms of which provide that such class or series will rank on a parity with the Series C Preferred Stock;

                                o on a parity with any other class or series of our capital stock the terms of which provide that such class or series will rank on a parity with the Series C Preferred Stock;

                                o senior to our common stock and any other class or series of our capital stock the terms of which provide that such class or series will rank junior to the Series C Preferred Stock; and

                                o   effectively junior to all of our
                                    subsidiaries' (i) existing and future
                                    liabilities and (ii) capital stock held by others.


Trading........................ We do not intend to list the Series C Preferred
                                Stock on any national securities exchange.
NYSE symbol for our
common stock................... Our common stock is traded on the New York Stock
                                Exchange under the symbol "KSU."

     On September 24, 2003, KCS announced that its Board of Directors declared a cash dividend of $5.3125 per share on its outstanding Series C Preferred Stock. The dividend was paid on November 17, 2003, to stockholders of record at the close of business on November 3, 2003.

       RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

     For purposes of determining the ratio of earnings to combined fixed charges and preferred dividends, earnings are defined as (i) the sum of (a) pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) our share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges, less (ii) the sum of (x) interest capitalized, (y) preference security dividend requirements of consolidated subsidiaries, and (z) the minority interest in pretax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest (whether expensed or capitalized), amortized premiums, discounts and capitalized expenses related to indebtedness, and estimate of the interest within rental expense, and preference security dividend requirements of consolidated subsidiaries. Preference security dividend consists of the amount of pretax earnings that is required to pay the dividends on outstanding preference securities.



                                                            NINE
                                                           MONTHS
                                                           ENDED
                                                        SEPTEMBER 30,            YEAR ENDED DECEMBER 31,
                                                          -------      -------------------------------------------
                                                            2003        2002     2001     2000    1999     1998
                                                            ----        ----     ----     ----    ----     ----
Ratio of earnings to combined fixed charges and
   preferred dividends                                      1.31        1.28     1.07     1.03    1.15     1.91



                                  RISK FACTORS

     An investment in the Series C Preferred Stock or the underlying common stock involves certain risks that a potential investor should carefully evaluate prior to making an investment in the Series C Preferred Stock. See "Risk Factors."

                                  RISK FACTORS

KCS RISK FACTORS
----------------

RISKS RELATED TO THE SERIES C PREFERRED STOCK
--------------------------------------------

THE SERIES C PREFERRED STOCK RANKS JUNIOR TO ALL OF OUR LIABILITIES AND TO OUR $25 PAR VALUE PREFERRED STOCK.

     The Series C Preferred Stock ranks junior to all of our liabilities. The Series C Preferred Stock also ranks junior to our $25 par value preferred stock ("Preferred Stock"). In the event of our bankruptcy, liquidation or winding-up, our assets will be available to pay obligations on the Series C Preferred Stock, including the purchase of your shares of the Series C Preferred Stock for cash upon a change in control, only after all our indebtedness and other liabilities and our Preferred Stock have been paid. In addition, the Series C Preferred Stock will effectively rank junior to all existing and future liabilities of our subsidiaries and any capital stock of our subsidiaries held by others. The rights of holders of the Series C Preferred Stock to participate in the distribution of assets of our subsidiaries will rank junior to the prior claims of that subsidiary's creditors and any other equity holders. As of March 31, 2003, we had total consolidated liabilities of approximately $1.3 billion. Consequently, if we are forced to liquidate our assets to pay our creditors, we may not have sufficient assets remaining to pay amounts due on any or all of the Series C Preferred Stock then outstanding. We and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the Series C Preferred Stock.

WE MAY NOT BE ABLE TO PAY THE PURCHASE PRICE OF THE SERIES C PREFRRED STOCK IN CASH UPON A FUNDAMENTAL CHANGE. WE ALSO COULD BE PREVENTED FROM PAYING DIVIDENDS ON SHARES OF THE SERIES C PREFERRED STOCK.

     In the event of a fundamental change you will have the right to require us to purchase all your shares of Series C Preferred Stock. We may pay the purchase price in cash, shares of our common stock, or a combination thereof. However, we may not have sufficient cash to purchase your shares of Series C Preferred Stock upon a fundamental change or may in certain circumstances either be forced to pay the purchase price in shares of our common stock or may be unable to pay the purchase price in cash or may be legally prohibited from paying the purchase price in shares of our common stock.

     Under the terms of our current debt instruments we are prohibited from paying the purchase price of the Series C Preferred Stock in cash. Even if the terms of the instruments governing our indebtedness allow us to pay cash dividends and to redeem and purchase the Series C Preferred Stock in cash, we can only make such payments from legally available funds, as determined by our board of directors, and such funds may not be available to pay cash dividends to you or to redeem or purchase your shares of Series C Preferred Stock.

     In addition, because we are a holding company, our ability to purchase the Series C Preferred Stock for cash or to pay dividends on the Series C Preferred Stock may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries.

YOU MAY BE UNABLE TO CONVERT THE SERIES C PREFERRED STOCK INTO OUR COMMON STOCK AND, IF YOU ARE ABLE AND DO CONVERT, YOU WILL EXPERIENCE IMMEDIATE DILUTION.

     You may convert your shares of Series C Preferred Stock into common stock only if (1) the closing sale price of our common stock reaches, or the trading price of the Series C Preferred Stock falls below, specified thresholds, (2) the Series C Preferred Stock is called for redemption, (3) specified corporate transactions have occurred or (4) upon certain credit downgrade events. Your inability to convert the Series C Preferred Stock may adversely affect its value.

     If you convert your shares of Series C Preferred Stock into shares of common stock, you will experience immediate dilution because the per share conversion price of the Series C Preferred Stock immediately after this offering will be higher than the net tangible book value per share of the outstanding common stock. In addition, you will also experience dilution when and if we issue additional shares of common stock, which we may be required to issue pursuant to the Acquisition or related ancillary agreements or otherwise issue pursuant to options, warrants, our stock option plan or other employee or director compensation plans.

THE PRICE OF OUR COMMON STOCK, AND THEREFORE OF THE SERIES C PREFERRED STOCK, MAY FLUCTUATE SIGNIFICANTLY, WHICH MAY MAKE IT DIFFICULT FOR YOU TO RESELL THE SERIES C PREFERRED STOCK, OR COMMON STOCK ISSUABLE UPON CONVERSION OF THE SERIES C PREFERRED STOCK, WHEN YOU WANT OR AT PRICES YOU FIND ATTRACTIVE.

     The price of our common stock on the New York Stock Exchange constantly changes. We expect that the market price of our common stock will continue to fluctuate. Because the Series C Preferred Stock is convertible into our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the Series C Preferred Stock. Holders who have received common stock upon conversion will also be subject to the risk of volatility and depressed prices.

     Our stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

     o    quarterly variations in our operating results;

     o operating results that vary from the expectations of management, securities analysts and investors;

     o changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

     o    developments generally affecting our industry;

     o announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

     o announcements by third parties of significant claims or proceedings against us;

     o    our dividend policy;

     o    future sales of our equity or equity-linked securities;

     o our dispute with Grupo TMM over Grupo TMM's attempt to terminate the Acquisition Agreement;

     o the Mexican Government's audit of Grupo TFM's past tax returns and its preliminary determination to disallow Grupo TFM's and its consolidated subsidiaries right to depreciate the concession and other assets purchased by TFM from the Mexican Government as part of the privatization of the Mexican National railway system; and

     o    general domestic and international economic conditions.

     In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

THE TRADING PRICE FOR THE SERIES C PREFERRED STOCK WILL BE DIRECTLY AFFECTED BY THE TRADING PRICES FOR OUR COMMON STOCK, WHICH IS IMPOSSIBLE TO PREDICT.

     The price of our common stock could be affected by possible sales of our common stock by investors who view the Series C Preferred Stock as a more attractive means of equity participation in KCS and by hedging or arbitrage activity that may develop involving the common stock. The arbitrage could, in turn, affect the trading prices of the Series C Preferred Stock.

OUR RIGHTS AGREEMENT AND AMENDED CHARTER DOCUMENTS MAY MAKE IT HARDER FOR OTHERS TO OBTAIN CONTROL OF US EVEN IF SOME STOCKHOLDERS MIGHT CONSIDER SUCH A DEVELOPMENT FAVORABLE, WHICH MAY ADVERSELIY AFFECT OUR STOCK PRICE.

     Our rights agreement and provisions of our amended and restated certificate of incorporation and our by-laws may delay, inhibit or prevent someone from gaining control of us through a tender offer, business combination, proxy contest or some other method even if some of our stockholders might believe a change in control is desirable.

ISSUANCE OF CLASS A CONVERTIBLE COMMON STOCK AND COMMON STOCK IN CONNECTION WITH THE ACQUISITION COULD CAUSE THE PRICE OF OUR COMMON STOCK TO FALL.

     Under the terms of the Acquisition Agreement, KCS, at its option, may elect to pay up to $80 million of the $200 million cash consideration for the Grupo TFM shares by delivering a number of shares of common stock or Class A Convertible Common Stock determined by dividing the amount that KCS elects to pay other than in cash by $12.50. Assuming KCS elects to pay $80 million in this manner, KCS would deliver 6,400,000 shares. In addition, shares of KARA Sub purchased by Multimodal during the course of the Acquisition shall be automatically converted into 18,000,000 shares of our Class A Convertible Common Stock upon the successful completion of the Acquisition. The Class A Convertible Common Stock will be convertible into an equal number of shares of common stock at any time, upon the option of holders, and mandatorily, upon the occurrence of certain conditions.

     In connection with the Acquisition, KCS will enter into a consulting agreement pursuant to which 2,100,000 shares of restricted common stock will be granted to the consulting firm. The restricted common stock, subject to certain performance conditions under the consulting agreement, will vest over the course of three years following the date the Acquisition is consummated. If KCS, in its sole discretion, chooses to extend the consulting agreement at the end of its three-year term, an additional 525,000 shares of restricted common stock will be granted and will immediately vest.

     KCS will, pursuant to a registration rights agreement, be obligated to register the shares of common stock issued upon conversion of the Class A Convertible Common Stock, pursuant to the Acquisition Agreement to the extent that KCS elects to pay a portion of the cash consideration through the issuance of shares of common stock, pursuant to the consulting agreement, or otherwise acquired by Grupo TMM, TMM Holdings, Multimodal, certain Grupo TMM stockholders or any of their respective affiliates upon the exercise of pre-emptive rights in compliance with the Stockholders' Agreement.

     We cannot predict whether any actual or potential increase in availability of our common stock for sale as a result of these transactions will adversely affect the market price of our common stock.

OUR ABILITY TO PAY DIVIDENDS MAY BE LIMITED, AND WE DO NOT ANTICIPATE PAYING CASH DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE.

     We are restricted in our ability to pay dividends to the holders of our common stock by the terms of our outstanding Series C Preferred Stock and our credit facilities and senior notes. In the future, we may agree to further restrictions on our ability to pay dividends. In addition, to maintain our credit ratings, we may be limited in our ability to pay dividends so that we can maintain an appropriate level of debt. During the first quarter of 2000, our board of directors suspended our common stock dividends. We do not anticipate making any cash dividend payments to our common stockholders for the foreseeable future.

SUBSTANTIAL SALES OF OUR COMMON STOCK COULD ADVERSELY AFFECT OUR STOCK PRICE. SALES OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD ADVERSELY AFFECT THE PREVAILING MARKET PRICE OF OUR COMMON STOCK.

     Commencing July 29, 2003, an additional 5,384,883 shares beneficially owned by our executive officers and directors became freely tradeable upon the expiration of agreements not to sell such shares, subject to compliance with Rule 144 under the Securities Act of 1933. In addition, as of June 30, 2003, we had 1,188,020 remaining shares of common stock reserved for issuance under our stock option plan. Sales of common stock by stockholders upon expiration of the lock-up agreements, exercise of their options, or the perception that such sales could occur, may adversely affect the market price of our common stock.

WE HAVE PROVISIONS IN OUR CHARTER, BYLAWS AND RIGHTS AGREEMENT THAT COULD DETER, DELAY OR PREVENT A THIRD PARTY FROM ACQUIRING US AND THAT COULD DEPRIVE YOU OF AN OPPORTUNITY TO OBTAIN A TAKEOVER PREMIUM FOR SHARES OF OUR COMMON STOCK.

     We have provisions in our charter and bylaws that may delay or prevent unsolicited takeover bids from third parties. These provisions may deprive our stockholders of an opportunity to sell their shares at a premium over prevailing market prices. For example, our restated certificate of incorporation provides for a classified board of directors. It further provides that the vote of 70% of the shares entitled to vote in the election of directors is required to amend our restated certificate of incorporation to increase the number of directors to more than eighteen, abolish cumulative voting for directors and abolish the classification of the board. The same vote requirement is imposed by our restated certificate of incorporation on certain transactions involving mergers, consolidations, sales or leases of assets with or to certain owners of more than 5% of our outstanding stock entitled to vote in the election of directors. Our bylaws provide that a stockholder must provide us with advance written notice of its intent to nominate a director or raise a matter at an annual meeting. In addition, we have adopted a rights agreement which under certain circumstances would significantly impair the ability of third parties to acquire control of us without prior approval of our board of directors.


RISKS RELATED TO OUR BUSINESS
-----------------------------

WE MAY BE REQUIRED TO MAKE ADDITIONAL INVESTMENTS IN TFM.

     The Mexican government had the right to sell its 20% interest in TFM through a public offering on October 31, 2003 (or prior to October 31, 2003, with the consent of Grupo TFM). If, on October 31, 2003, the Mexican government had not sold all of its capital stock in TFM, Grupo TFM was, following notification by the Mexican government in accordance with the terms of the applicable agreements, obligated to purchase the TFM capital stock at the initial share price paid by Grupo TFM plus interest computed at the Mexican Base Rate, published by Banco de Mexico. The Mexican government did not sell any of its interest in TFM prior to October 31, 2003. Prior to October 31, 2003, Grupo TFM filed suit in the Federal District Court of Mexico City seeking, among other things, a declaratory judgment interpreting whether Grupo TFM was obligated to honor its obligation under the Put Agreement. The Mexican government has provided Grupo TFM with notice of its intention to sell its interest in TFM. Grupo TFM has responded to the Mexican government's notice reaffirming its right and interest in purchasing the Mexican government's remaining interest in TFM, but also advising the Mexican government that it would not take any action until its lawsuit seeking a declaratory judgment was resolved. In the event that Grupo TFM does not purchase the Mexican government's 20% interest in TFM, Grupo TMM, and we, or either of us alone, would, following notification by the Mexican government in accordance with the terms of the applicable agreements, be obligated to purchase the Mexican government's remaining interest in TFM. If the Acquisition is completed, we will be solely responsible for purchasing the Mexican government's 20% interest in TFM. If we had been required to purchase this interest as of September 30, 2003, the total purchase price would have been approximately $470 million. Based upon public disclosures made by Grupo TMM, it is not in a position to make this purchase. Grupo TMM disclosed in its Form 20-F for the year ended December 31, 2002, that it did not at the time of the filing have sufficient resources to acquire the Mexican government's interest if required to do so.

WE ARE VULNERABLE TO INCREASES IN FUEL COSTS AND DECREASES IN FUEL SUPPLIES. ANY SIGNIFICANT INCREASE IN THE COST OF FUEL, OR SEVERE DISRUPTION OF FUEL SUPPLIES, WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OEPRATIONS AND FINANCIAL CONDITION.

     We incur substantial fuel costs in our railroad operations. During the three-year period ended December 31, 2002, locomotive fuel expenses represented an average of 8.7% of KCSR's total operating costs. Fuel costs are affected by traffic levels, efficiency of operations and equipment, and petroleum market conditions. The supply and cost of fuel is subject to market conditions and is influenced by numerous factors beyond our control, including general economic conditions, world markets, government programs and regulations and competition. Fuel represented 7.7% of total KCSR operating costs in 2002. We attempt to minimize the effects of fuel price fluctuations through forward purchase contracts and hedging agreements, but cannot guarantee that those arrangements will be beneficial to us. Any significant increase in the cost of fuel could have a material adverse effect on our business, results of operations and financial condition. During the first quarter of 2003, average fuel prices were 43% higher than in the first quarter of 2002. Our operations, as well as those of our competitors, could also be affected by any limitation in the fuel supply or by any imposition of mandatory allocation or rationing regulations. In the event of a severe disruption of fuel supplies resulting from supply shortages, political unrest, war or otherwise, the operations of rail and truck carriers, including us, could be adversely affected.

ONE OF OUR  COAL  CUSTOMERS  ACCOUNTS  FOR  APPROXIMATELY  11%  OF  KCS'S  TOTAL
REVENUES.


     Our largest coal customer, Southwestern Electric Power Company ("SWEPCO"), a subsidiary of American Electric Power Company, Inc., accounted for approximately 64% of our coal revenues and approximately 11% of KCS's total revenues for the year ended December 31, 2002. The loss of all or a significant part of SWEPCO's business, or a service outage at one or both of SWEPCO's facilities that we serve, could materially adversely affect our financial condition and results of operations.

WE ARE SUBJECT TO EXTENSIVE RAILROAD INDUSTRY REGULATION AND RELY UPON UNIONIZED LABOR.

     Labor relations in the U.S. railroad industry are subject to extensive governmental regulation under the Railway Labor Act. Railroad industry personnel are covered by the Railroad Retirement Act instead of the Social Security Act and by the Federal Employers' Liability Act rather than state workers' compensation systems. These federal labor regulations are often more burdensome and expensive than regulations governing other industries and may place us at a competitive disadvantage relative to other industries that are not subject to these regulations.

     Approximately 84% of KCSR employees are covered under various collective bargaining agreements. Periodically, the collective bargaining agreements with the various unions become eligible for re-negotiation. In 1996, national labor contracts governing KCSR were negotiated with all major railroad unions, including the United Transportation Union ("UTU"), the Brotherhood of Locomotive Engineers, the Transportation Communications International Union ("TCU"), the Brotherhood of Maintenance of Way Employees ("BMWE"), and the International Association of Machinists and Aerospace Workers. In August 2002, a new labor contract was reached with the UTU. The provisions of this agreement include the use of remote control locomotives in and around terminals and retroactive application of wage increases back to July 1, 2002. Also, a new labor contract has been reached with the TCU which was signed on January 23, 2003. A new labor contract was reached with the BMWE effective May 31, 2001. Formal negotiations to enter into new agreements are in progress with the other unions and the 1996 labor contracts will remain in effect until new agreements are reached. The wage increase elements of these new agreements may have retroactive application. Management has reached new agreements with all but one of the unions relating to the former Gateway Western. Gateway Western was merged into KCSR on October 1, 2001. Similarly, management has reached new agreements with all but one of the unions relating to the former MidSouth Railroad ("MidSouth") employees (MidSouth was merged into KCSR on January 1, 1994). Discussions with these unions are ongoing. The provisions of the various labor agreements generally include periodic general wage increases, lump-sum payments to workers and greater work rule flexibility, among other provisions. Management does not expect that the negotiations or the resulting labor agreements will have a material impact on our consolidated results of operations, financial condition or cash flows.

     We may be subject to work stoppages in the future as a result of labor disputes and may be subject to terms and conditions in amended or future labor agreements that could have a material adverse affect on our results of operations, financial position and cash flows. Railroads continue to be restricted by certain remaining restrictive work rules, and are thus prevented from achieving optimum productivity with existing technology and systems.

UTILITY INDUSTRY DEREGULATION MAY REDUCE OUR COAL FREIGHT REVENUES OR MARGINS.

     Historically, coal has been an important commodity handled by us. In 2002, coal revenues comprised approximately 18.1% of KCSR's total carload revenues, all of which result from deliveries to utility customers. The utility industry is undergoing a process of deregulation which will likely cause utilities to become more competitive and thus more aggressive in negotiating with coal transportation companies to reduce costs. This could create downward pressure on utility coal transportation rates and increase service requirements. Additionally, there can be no assurance that negotiated coal transportation rates will remain at current levels in the future. Continuing competitive pressures, lower coal transportation rates and declining margins could have a material adverse effect on our business, financial condition and results of operations.

     Utilities will also have greater flexibility in selling electricity to, and buying electricity from, other regional markets. This could have a material adverse effect on our utility customers if such customers are not able to compete effectively with new utility companies that enter their respective markets. As a result, the pattern of coal shipments in a particular market may shift to an alternative utility company that does not use us to deliver its coal requirements. While we are working to help our utility customers remain competitive in this evolving environment, changes in the pattern of coal movements could have a material adverse impact on our business, financial condition and results of operations.

WE MAY BE ADVERSELY AFFECTED BY CHANGES IN GENERAL ECONOMIC, WEATHER OR OTHER CONDITIONS.

     Our operations may be adversely affected by changes in the economic conditions of the industries and geographic areas that produce and consume the freight that we transport. The relative strength or weakness of the United States economy as well as various international and regional economies also affects the businesses served by us. Grupo TFM, Panama Canal Railway Company and Panarail Tourism Company are more directly affected by their respective local economy. Historically, a stronger economy has resulted in improved results for our rail transportation operations. Conversely, when the economy has slowed, results have been less favorable. Our revenues may be affected by prevailing economic conditions and, if an economic slowdown or recession occurs in our key markets, the volume of rail shipments is likely to be reduced. Additionally, our operations may be affected by adverse weather conditions. A weak harvest in the Midwest, for example, may substantially reduce the volume of business we traditionally handle for our agricultural products customers. Additionally, many of the goods and commodities we carry experience cyclical demand. Our results of operations can be expected to reflect this cyclical demand because of the significant fixed costs inherent in railroad operations. Our operations may also be affected by natural disasters or terrorist acts. Significant reductions in our volume of rail shipments due to economic, weather or other conditions could have a material adverse effect on our business, financial condition and results of operations.

OUR OPERATING RESULTS AND FINANCIAL CONDITION WILL DEPEND ON EXECUTION OF OUR BUSINESS STRATEGY. IF WE FAIL TO EXECUTE OUR BUSINESS STRATEGY, IT MAY NEGATIVELY IMPACT OUR FINANCIAL CONDITION.

     Our operating results and financial condition will depend in large measure on our ability to successfully execute our business strategy. Our business strategy includes capitalizing on NAFTA trade to generate traffic and increase revenues, exploiting our domestic opportunities, establishing new and expanding existing strategic alliances and marketing agreements, and providing superior customer service. Successful implementation of this strategy depends on many factors, including factors beyond our control. There can be no assurance that we will be able to implement our strategy on a timely basis or at all or that, if implemented, such strategy will achieve the desired results.

WE  COMPETE  AGAINST  OTHER  RAILROADS,   TRUCK  CARRIERS  AND  OTHER  MODES  OF
TRANSPORTATION.

     If we are unable to compete successfully, it could have a material adverse effect on our business, financial condition and results of operations.

     Our rail operations compete against other railroads, many of which are much larger and have significantly greater financial and other resources than us. Since 1994, there has been significant consolidation among major North American rail carriers. As a result of this consolidation, the railroad industry is now dominated by a few "mega-carriers." We believe that our revenues were negatively affected by the merger of Burlington Northern, Inc. and Santa Fe Pacific Corporation in 1995 (forming BNSF), the merger of the Union Pacific Railroad Company ("UP") with the Chicago and North Western Transportation Company in 1995 and the merger of the UP and the Southern Pacific Rail Corporation in 1996, which led to diversions of rail traffic away from our lines. We also regard the larger western railroads (BNSF and UP), in particular, as significant competitors to our operations and prospects because of their substantial resources.

     Truck carriers have eroded the railroad industry's share of total transportation revenues. Changing regulations, subsidized highway improvement programs and favorable labor regulations have improved the competitive position of trucks in the United States as an alternative mode of surface transportation for many commodities. In the United States, the trucking industry generally is more cost and transit-time competitive than railroads for short-haul distances. We are also subject to competition from barge lines and other maritime shipping. Mississippi and Missouri River barge traffic, among others, compete with us in the transportation of bulk commodities such as grains, steel and petroleum products.

     Increased competition has resulted in downward pressure on freight rates. Competition with other railroads and other modes of transportation is generally based on the rates charged, the quality and reliability of the service provided and the quality of the carrier's equipment for certain commodities. Continuing competitive pressures and declining margins could have a material adverse effect on our business, financial condition and results of operations.

OUR BUSINESS STRATEGY, OPERATIONS AND GROWTH RELY SIGNIFICANTLY ON JOINT VENTURES AND OTHER STRATEGIC ALLIANCES.

     Operation  of our  integrated  rail  network  and our plans for  growth and expansion rely significantly on joint ventures and other strategic alliances. Unless the Acquisition is consummated, we will continue to hold an indirect interest in two strategically significant railroad companies, Tex-Mex through TFM and TFM through our minority interest in Grupo TFM. As a minority shareholder, we are not in a position to control operations, strategies or financial decisions without the concurrence of Grupo TMM, the largest shareholder in Grupo TFM. In addition, conflicts have arisen in the past and may arise in the future between our business objectives and those of Grupo TMM. We are currently in a dispute with Grupo TMM over Grupo TMM's attempt to terminate the Acquisition Agreement. We cannot assure that this dispute will be resolved in our favor. If the Acquisition is not consummated, resolution of any future conflicts in our favor may be difficult or impossible given our minority ownership position. We do maintain supermajority rights, which provide us with the ability to block certain actions proposed by Grupo TMM at Grupo TFM. Our ownership interests in these companies are subject to restrictions on disposition. KCS received notice from Grupo TMM to terminate a joint venture agreement between the parties entered into in 1995. Pursuant to such notice, that joint venture agreement terminated on December 1, 2003. This joint venture agreement provides that upon its termination, the joint venture shall be liquidated and any assets held in the name of the joint venture shall be distributed proportionally to KCS and Grupo TMM. There are no significant assets held by the joint venture and the termination of the joint venture agreement did not have a material adverse effect on KCS.

     Our operations are dependent on interchange, trackage rights, haulage rights and marketing agreements with other railroads and third parties that enable us to exchange traffic and utilize trackage we do not own. These agreements extend our network and provide strategically important rail links to Mexico, the northern Midwest United States and Canada. Our ability to provide comprehensive rail service to our customers depends in large part upon our ability to maintain these agreements with other railroads and third parties. The termination of these agreements could adversely affect our business, financial condition and results of operations. There can be no assurance that these agreements will be renewed after their expiration and the failure to renew any of them could adversely affect our business, financial condition and results of operations. In addition, we are dependent in part upon the financial health and efficient performance of other railroads. For example, much of Tex-Mex's traffic moves over the UP's lines via trackage rights, and a significant portion of our grain shipments originate with Iowa, Chicago & Eastern Railroad Corporation ("IC&E" - formerly I&M Rail Link, LLC) pursuant to our marketing agreement with it. BNSF is our largest partner in the interchange of rail traffic. There can be no assurance that we will not be materially affected adversely by operational or financial difficulties of other railroads.

OUR SUCCESS WILL DEPEND UPON OUR ABILITY TO RETAIN AND ATTRACT QUALIFIED MANAGEMENT PERSONNEL.

     Our operations and the continued execution of our business strategy are dependent upon the continued employment of our senior management team. Recruiting, motivating and retaining qualified management personnel, particularly those with expertise in the railroad industry, are vital to our operations and ultimate success. There is substantial competition for qualified management personnel and there can be no assurance that we will be able to attract or retain qualified personnel. The loss of key personnel or the failure to hire qualified personnel could materially adversely affect our business and financial results.

OUR MEXICAN INVESTMENT SUBJECTS US TO POLITICAL AND ECONOMIC RISKS.

     As of December 31, 2002, we had invested approximately $300 million in Grupo TFM. If the Acquisition is consummated, our investment in Mexico will be materially increased. Our investment in Mexico involves a number of risks. The Mexican government exercises significant influence over the Mexican economy and its actions could have a significant impact on TFM. Our Mexican investment may also be adversely affected by currency fluctuations, price instability, inflation, interest rates, regulations, taxation, cultural differences, social instability, labor disputes and other political, social and economic developments in or affecting Mexico. Moreover, TFM's commercial success is heavily dependent on expected increases in U.S.-Mexico trade and will be strongly influenced by the effect of NAFTA on such trade. Downturns in either of the U.S. or Mexican economies or in trade between the United States and Mexico would be likely to adversely impact TFM's business, financial condition and results of operations. There can be no assurances that the various risks associated with operating in Mexico can be effectively and economically mitigated by TFM. Additionally, no assurances can be given that the value of these investments will not become impaired.

     TFM holds the  concession  to operate  Mexico's  Northeast  Rail Lines (the
"Concession") for 50 years, beginning in 1997, and, subject to certain conditions, has a 50-year extension option. The Concession is subject to certain mandatory trackage rights and is only exclusive for 30 years. Additionally, the Mexican government may revoke exclusivity after 20 years if it determines that there is insufficient competition and may terminate the Concession as a result of certain conditions or events, including (1) TFM's failure to meet its operating and financial obligations with regard to the Concession under applicable Mexican law, (2) a statutory appropriation by the Mexican government for reasons of public interest and (3) liquidation or bankruptcy of TFM. TFM's assets and its rights under the Concession may also be seized temporarily by the Mexican government. Revocation or termination of the Concession would materially adversely affect TFM's operations and its ability to make payments on its debt. Further, even though TFM would be entitled to compensation for a statutory appropriation or temporary seizure, any such compensation might be insufficient to cover TFM's losses. The loss of the Concession would materially adversely impact TFM's business, financial condition and results of operations which, in turn, would materially adversely impact the value of and return on our investment in Grupo TFM and our ability to market our U.S. operations on the basis of our access to Mexican locations. Currently, Grupo TFM is limited in the amount of dividends it may pay because of debt covenants. An absence of dividends from Grupo TFM will, or limited dividends may, negatively impact our ability to obtain a current cash return on our investment in Grupo TFM.

     Under the Concession, TFM is obligated to grant and is entitled to receive certain trackage rights. The compensation for use of the trackage rights has been under discussion since the granting of the Concession. As TFM and Ferromex were unable to reach an agreement concerning compensation, the Ministry of Communications and Transports, or "Ministry of Transportation," issued its ruling on March 13, 2002 setting the compensation to be paid by each of TFM and Ferromex for use of the mandatory trackage rights. On April 15, 2002, the Ministry of Transportation rejected TFM's petition seeking reconsideration of its trackage rights decision. TFM has appealed to an administrative court both the Ministry of Transportation's rejection of its petition seeking reconsideration and the Ministry of Transportation's underlying decision on trackage rights compensation. TFM also requested and obtained a suspension of the effectiveness of the Ministry of Transportation's ruling pending resolution of its appeal. An adverse trackage rights compensation decision could negatively impact our investment in Grupo TFM.

OUR PANAMANIAN INVESTMENT SUBJECTS US TO POLITICAL AND ECONOMIC RISKS.

     We have entered into a joint venture with Mi-Jack Products, Inc. ("Mi-Jack"--a private U.S. company located in Illinois), through which we own 50% of the common stock of the Panama Canal Railway Company ("PCRC"), which owns all of the common stock of Panarail Tourism Company ("PTC"). As of December 31, 2002, we had invested approximately $19.9 million in the PCRC, comprised of $12.9 million in equity and $7.0 million in subordinated loans. PCRC operates a railroad between Panama City and Colon, Panama, while PTC operates a tourist and commuter railway service in conjunction with and over the lines of the PCRC. Our investment in PCRC has risks associated with operating in Panama, including, among others, cultural differences, varying labor and operating practices, political risk and differences between the U.S. and Panamanian economies. There can be no assurances that the risks associated with operating in Panama can be effectively and economically mitigated by PCRC. Additionally, no assurances can be given that the value of our investment in PCRC will not become impaired. Further, KCS is a guarantor to the International Finance Corporation ("IFC") for up to $5.6 million of deferred principal payments on behalf of PCRC and, if PCRC terminates the concession contract without the consent of the IFC, a guarantor for up to 50% of the outstanding senior loans of PCRC. The senior loans had an outstanding balance of approximately $45 million at December 31, 2002. KCSR is also a guarantor for up to $2.1 million of equipment loans from Transamerica Corporation.

WE ARE SUBJECT TO REGULATION BY FEDERAL, STATE AND LOCAL REGULATORY AGENCIES. OUR FAILURE TO COMPLY WITH VARIOUS FEDERAL, STATE AND LOCAL REGULATIONS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     In addition to safety, health and other regulations, generally our U.S. rail subsidiaries, like other rail common carriers, are subject to regulation by the Surface Transportation Board, the Federal Railroad Administration, the Occupational Safety and Health Administration, state departments of transportation and other state and local regulatory agencies. Government regulation of the railroad industry is a significant determinant of the competitiveness and profitability of railroads. While deregulation of rates and services in the United States has substantially increased the flexibility of railroads to respond to market forces, the deregulated environment has also resulted in highly competitive rates. Material noncompliance by us with these various regulatory requirements or changes in regulation of the industry through legislative, administrative, judicial or other action could have a material adverse effect on our business, financial condition and results of operations, including limitations on our operating activities until compliance with applicable requirements is completed.

ENVIRONMENTAL   LIABILITIES  COULD  REQUIRE  US  TO  INCUR  MATERIAL  COSTS  AND
TEMPORARILY SUSPEND ANY OPERATIONS THAT ARE FOUND TO VIOLATE ENVIRONMENTAL LAWS.

     Our operations are subject to extensive federal, state and local environmental laws and regulations concerning, among other things, emissions to the air, discharges to waters, waste management, hazardous substance transportation, handling and storage, decommissioning of underground storage tanks and soil and groundwater contamination. Those laws and regulations can (1) impose substantial fines and criminal sanctions for violations, (2) require us to upgrade equipment or make operational changes to limit pollution emissions or decrease the likelihood of accidental hazardous substance releases or (3) temporarily prohibit us from conducting operations if those operations violate applicable requirements. We incur, and expect to continue to incur, significant environmental compliance costs, including, in particular, costs necessary to maintain compliance with requirements governing our chemical and hazardous material shipping operations, our refueling operations and our repair facilities.

     Many of our current and former properties are or have been used for industrial purposes, including, for example, hazardous material storage, waste disposal and treatment, foundry operations, drum reconditioning services and chemical treatment of wood products. Accordingly, we also are subject to potentially material liabilities relating to the investigation and cleanup of contaminated properties, and to claims alleging personal injury or property damage as the result of exposures to, or releases of, hazardous substances. Such liabilities could relate to properties that we owned or operated in the past, as well as any of our currently owned or operated properties. Such liabilities also could relate to third-party sites to which we or our predecessors sent waste for treatment or disposal, or which otherwise were affected by our operations. For example, we are conducting investigation and cleanup activities at several properties which we own or which we or our predecessors owned or operated in the past. We also are investigating and remediating several third-party sites that were affected by spills from our rail car operations and have been identified as a potentially responsible party at several third-party disposal sites to which we sent waste and other materials in the past. In addition, we are a defendant in a class action lawsuit alleging personal injuries and property damage from a chemical rail car explosion in 1995.

     Although we have recorded liabilities for estimated environmental remediation and other environmental costs, actual expenditures or liabilities could exceed estimated amounts and could have a material adverse effect on our consolidated results of operations or financial position. New laws and regulations, stricter enforcement of existing requirements, new spills, releases or violations or the discovery of previously unknown contamination could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, results of operations or financial condition.

WE MAY SUFFER A CATASTROPHE, COLLISION, PROPERTY LOSS, SERVICE INTERRUPTION OR TERRORIST ACT.

     The operation of any railroad carries with it an inherent risk of catastrophe, collision and property loss. In the course of train operations, service interruptions, derailments, spills, explosions, leaks, other environmental events, cargo loss or damage and business interruption resulting from adverse weather conditions or natural phenomena could result in loss of revenues, increased liabilities or increased costs. Significant environmental mishaps can cause serious bodily injury, death and extensive property damage, particularly when such accidents occur in heavily populated areas. We maintain insurance (including self-insurance) consistent with industry practice against accident-related risks involved in the operation of our business. However, there can be no assurance that such insurance would be sufficient to cover the cost of damages suffered by us or damages to others or that such insurance will continue to be available at commercially reasonable rates. Moreover, our insurance coverage for events occurring prior to 1996 did not extend to punitive damage awards, which are increasingly being levied in civil cases related to environmental accidents.

     While we maintain terrorism coverage under certain of our liability insurance policies, we do not maintain such coverage under our property damage insurance policies and do not otherwise maintain insurance coverage for terrorist acts. Recently, the U.S. Department of Transportation issued a warning about possible terrorist attacks on rail and transit systems in the U.S. There can be no assurance that any accident, natural disaster or terrorist act would not cause a significant interruption in our operations or materially adversely affect our business, financial condition and results of operations.

WE MAY BE UNABLE TO COMPLETE THE ACQUISITION.

     On August 18, 2003, Grupo TMM shareholders purportedly voted not to approve the sale of Grupo TMM's interests in Grupo TFM to KCS. On August 23, 2003, Grupo TMM sent a notice to KCS claiming to terminate the Acquisition Agreement, because the Grupo TMM shareholders had failed to approve the Acquisition Agreement. On August 29, 2003, KCS delivered to Grupo TMM a Notice of Dispute, which initiated a 60-day negotiation period between the parties. The parties were unable to resolve the dispute in that period of time. In addition on August 29, 2003, KCS filed a complaint in the Delaware Chancery Court alleging that Grupo TMM had breached the Acquisition Agreement. The Notice of Dispute and complaint point out that the Acquisition Agreement does not provide that a negative shareholder vote by Grupo TMM shareholders is a basis for termination, and KCS maintains that the Acquisition Agreement is still valid and remains in effect until December 31, 2004. On September 2, 2003, KCS filed in the Delaware Court of Chancery a motion for preliminary injunction to preserve the parties' positions while KCS seeks to resolve its dispute over Grupo TMM's attempt to terminate the Acquisition Agreement. On October 28, 2003, Chancellor William B. Chandler III of the Delaware Court of Chancery entered a written order granting KCS' motion seeking a preliminary injunction to preserve the parties' positions pending resolution of the dispute between KCS and Grupo TMM over the Acquisition Agreement. On October 31, 2003, KCS initiated binding arbitration in accordance with the terms of the Acquisition Agrement by serving an Arbitration Demand on Grupo TMM and the American Arbitration Association. In its Arbitration Demand, KCS seeks a determination that the Acquisition Agreement is in full force and effect, specific performance of the Acquisition Agreement, and damages for Grupo TMM's breach of the terms of the Acquisition Agreement and failure to negotiate in good faith during the 60-day negotiation period. By the agreement of the parties, the arbitration has been bifurcated. The first stage of the arbitration will only address the question of whether Grupo TMM's purported negative shareholder vote gave Grupo TMM the right to terminate the Acquisition Agreement. On January 6, 2004, KCS announced that in a ruling by the Delaware Court of Chancery regarding a motion to enforce injunction and hold Grupo TMM in contempt in the dispute between KCS and Grupo TMM over the Acquisiton Agreement, the court held Grupo TMM in contempt of court for taking action inconsistent with the court's October 29, 2003 order discussed above. However, there can be no assurance that the parties will resolve their disputes relating to the Acquisition Agreement, or that the arbitrators or the courts will resolve the disputes, in favor of KCS.

     Even if disputes relating to the Acquisition Agreement are resolved in favor of KCS, the consummation of the Acquisition is subject to a number of conditions, including among others, that Grupo TMM obtain consent of the holders of its outstanding 2003 notes and 2006 notes. Grupo TMM has disclosed in its Form 20-F for the fiscal year ended December 31, 2002 that it sought consents in connection with its recent exchange offers but was not successful in obtaining such consents. On December 18, 2003, Grupo TMM announced it had reached an agreement on the principal terms of a restructuring with an ad hoc committee of bondholders representing approximately 43% of its 2003 Notes and its 2006 Notes, referred to together as the Exisiting Notes. In its announcement, Grupo TMM stated that the restructuring will be accomplished through a registered exchange offer of new senior secured notes due 2007, referred to as New Secured Notes, for the Existing Notes, together with a consent solicitation to amend the indenture governing any untendered Senior Notes due 2006 and a prepackaged plan solicitation. If the conditions to the exchange offer are not met or waived, the restructuring will be implemented through a prepackaged plan in the United States or, if Grupo TMM elects, in Mexico. On January 12, 2004, Grupo TMM announced that it had received voting agreements executed by holders of approximately 64% of the aggregate outstanding principal amount of the Existing Notes. However, there can be no assurance that such consent solicitation will be successful or that the other conditions to the Acquisition will be satisfied. If the Acquisition is not consummated, the value of our investment in Grupo TFM may become impaired.

     As of September 30, 2003, KCS has recorded deferred costs of approximately $6.1 million related to the transaction, which have been reflected in our consolidated balance sheet pending completion of the Acquisition. We expect that we will incur and defer additional costs related to the Acquisition. If we are unable to complete the Acquisition, these deferred costs would be reflected as a charge to earnings in our consolidated income statement in the period in which such determination is made.

TFM RISK FACTORS
----------------

TFM'S SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT ITS FINANCIAL POSITION AND ITS ABILITY TO MEET ITS OBLIGATIONS UNDER ITS DEBT SECURITIES AND TO OPERATE ITS BUSINESS.


     TFM has a significant amount of debt and significant debt service obligations. As of December 31, 2002, TFM had total outstanding indebtedness of $1,023.1 million, consisting of senior unsecured indebtedness under its outstanding notes and debentures, obligations under capital leases and its new bank facilities (its commercial paper program and its term loan facility). TFM has no secured indebtedness. Under U.S. GAAP, TFM's shareholders' equity was $1,133.9 million as of December 31, 2002, resulting in a debt to equity ratio of 92.2%. In addition, TFM may incur more debt, subject to the restrictions contained in the indentures governing the existing notes and the outstanding notes and the credit agreements governing its new commercial paper program and term loan facility.

     TFM's substantial indebtedness could interfere with its ability to pay interest and principal on its debt and may have important consequences for its operations and capital expenditure requirements, including the following:

     o TFM will have to dedicate a substantial portion of its cash flow from operations to the payment of principal, premium, if any, or interest on its debt, which will reduce funds available for other purposes;

     o TFM may not be able to fund capital expenditures, working capital and other corporate requirements;

     o TFM may not be able to obtain additional financing, or to obtain it at acceptable rates;

     o TFM'sability to adjust to changing market conditions and to withstand competitive pressures could be limited, and it may be vulnerable to additional risk if there is a downturn in general economic conditions or its business;

     o    TFM may be exposed to risks in exchange rate fluctuations, because any
          devaluation   of  the   peso   would   cause   the   cost   of   TFM's
          dollar-denominated debt to increase; and

     o TFM may be at a competitive disadvantage compared to its competitors that have less debt and greater operating and financing flexibility than it does.

     In addition, the notes issued under TFM's new commercial paper program generally have maturities of less than 180 days, so it must either repay them or refinance them by issuing and selling new commercial paper notes on an ongoing basis. TFM's commercial paper program terminates on September 17, 2004 (unless extended), so it must either repay, replace, refinance or extend the program at that time. TFM may be unable to refinance its commercial paper program or it may not have sufficient cash to repay this debt when it becomes due. These events could result in a default under the respective indentures governing the existing notes and the outstanding notes as well as the agreements governing TFM's commercial paper program. On January 21, 2004, Moody's Investors Service, or Moody's, announced that it had placed the B1 senior unsecured debt rating of TFM under review for possible downgrade. Moody's announced that its review will consider the implications of these issues as part of the current review -- the Grupo TMM/KCS dispute, the value and rights for the VAT reimbursement, and the obligations under the Mexican Government's put of TFM shares.

FAILURE TO COMPLY WITH RESTRICTIVE COVENANTS IN TFM'S EXISTING CONTRACTUAL ARRANGEMENTS COULD ACCELERATE ITS REPAYMENT OBLIGATIONS UNDER ITS DEBT.

     The indentures relating to TFM's outstanding notes, and the credit agreements relating to TFM's bank facilities, contain a number of restrictive covenants, and any additional financing arrangements it enters into may contain additional restrictive covenants. The credit agreements relating to TFM's bank facilities contain covenants that are more restrictive than those contained in the indentures relating to the existing notes and the outstanding notes, including certain financial covenants which require TFM to maintain specified financial ratios. Any breach of these covenants could result in a default under the indentures and the credit agreements. These covenants restrict or prohibit many actions, including TFM's ability to:

     o    incur debt;

     o    create or suffer to exist liens;

     o    make prepayments of particular debt;

     o    pay dividends;

     o    make investments;

     o    engage in transactions with stockholders and affiliates;

     o    sell assets; and

     o    engage   in   mergers   and   consolidations   or  in   sale-leaseback
          transactions.

     If TFM fails to comply with these restrictive covenants, its obligation to repay the existing notes and the exchange notes or its other debt may be accelerated. In addition, a default under these covenants could affect TFM's ability to refinance its commercial paper program.

TFM MAY BE UNABLE TO GENERATE SUFFICIENT CASH TO SERVICE OR REFINANCE ITS DEBT.

     TFM's ability to satisfy its obligations under its debt in the future will depend upon its future performance, including its ability to increase revenues significantly and control expenses. TFM's future operating performance depends upon prevailing economic, financial, business and competitive conditions and other factors, many of which are beyond TFM's control.

     We cannot assure you that TFM's business will generate sufficient cash flow from operations, that currently anticipated revenues and operating performance will be realized or that future borrowings will be available to TFM in amounts sufficient to pay its debt or to fund its other liquidity needs.

     If TFM's cash flow from operations is insufficient to satisfy its obligations, it may take specific actions, including delaying or reducing capital expenditures, attempting to refinance its debt at or prior to its maturity or, in the absence of such refinancing, attempting to sell assets quickly in order to make up for any shortfall in payments under circumstances that might not be favorable to getting the best price for the assets, or seeking additional equity capital. TFM's ability to refinance its debt and take other actions will depend on, among other things, its financial condition at the time, the restrictions in the instruments governing its debt and other factors, including market conditions, beyond TFM's control. TFM may be unable to take any of these actions on satisfactory terms or in a timely manner. Further, any of these actions may not be sufficient to allow TFM to meet its debt obligations. In addition, TFM's debt agreements and, upon consummation of the Acquisition, our debt agreements, will limit TFM's ability to take certain of these actions. TFM's failure to successfully undertake any of these actions or to earn enough revenues to pay its debts, or significant increases in the peso cost to service its dollar-denominated debt, could materially and adversely affect TFM's business or operations.

TFM'S BUSINESS IS CAPITAL INTENSIVE AND IT MUST MAKE SIGNIFICANT ADDITIONAL CAPITAL EXPENDITURES; FAILURE TO MAKE SUCH ADDITIONAL CAPITAL EXPENDITURES COULD RESULT IN THE REVOCATION OF TFM'S CONCESSION.

     TFM's business is capital intensive and requires substantial ongoing expenditures for, among other things, improvements to roadway, structures and technology, acquisitions, leases and repair of equipment and maintenance of its rail system. TFM's failure to make necessary capital expenditures could impair its ability to accommodate increases in traffic volumes or service its existing customers. In addition, TFM's railroad Concession from the Mexican government requires it to make investments and undertake capital projects, including capital projects described in a business plan filed every five years with the Mexican government. TFM may defer capital expenditures with respect to its five-year business plan with the permission of the Secretaria de Comunicaciones y Transportes (Ministry of Communications and Transports or "Ministry of Transportation"). However, the Ministry of Transportation might not grant this permission, and TFM's failure to comply with its commitments in its business plan could result in the Mexican government revoking the Concession.

     In 2000, 2001 and 2002, TFM made capital expenditures of $66.9 million, $85.2 million and $89.4 million, which represented 9.6%, 11.8% and 12.5% of its transportation revenues for each of those years, respectively. These capital expenditures include the expenses TFM expects to incur for the rehabilitation and improvement of its secondary rail lines and the construction of new intermodal terminals near the manufacturing plants of its automotive customers. TFM has funded, and expects to continue to fund, capital expenditures with funds from operating cash flows and vendor financing. TFM may not be able to generate sufficient cash flows from its operations or obtain sufficient funds from external sources to fund its capital expenditure requirements. Also, additional financing may not be available to TFM. If financing is available, it may not be obtainable on terms acceptable to TFM and within the limitations contained in the indentures and other agreements relating to TFM's debt. If TFM is unable to complete its planned capital improvements projects, TFM's ability to accommodate increases in its traffic volumes or service its existing customers may be limited or impaired, and the Mexican government could revoke TFM's Concession.

SIGNIFICANT  COMPETITION  FROM  TRUCKS AND OTHER  RAILROADS,  AS WELL AS LIMITED
COMPETITION FROM THE SHIPPING INDUSTRY, COULD ADVERSELY AFFECT TFM'S FUTURE FINANCIAL PERFORMANCE.


     TFM faces significant competition from trucks and other rail carriers as well as limited competition from the shipping industry in its freight operations. The trucking industry is TFM's primary competition. In the past, the trucking industry has significantly eroded the railroad's market share of Mexico's total overland freight transportation. In some circumstances, the trucking industry can provide effective rate and service competition because trucking requires substantially smaller capital investments and maintenance expenditures, and allows for more frequent and flexible scheduling.

     NAFTA called for Mexican trucks to have unrestricted access to highways in the U.S. border states by 1995 and full access to all U.S. highways by January 2000. In February 2001, a NAFTA tribunal ruled in an arbitration between the United States and Mexico that the United States must allow Mexican trucks to cross the border and operate on U.S. highways. However, the United States has not followed the timetable because of concerns over Mexico's trucking safety standards. On March 14, 2002, as part of its agreement under NAFTA, the U.S. Department of Transportation issued safety rules that allow Mexican truckers to apply for operating authority to transport goods beyond the 20-mile commercial zones along the U.S.-Mexico border. These safety rules require Mexican carriers seeking to operate in the United States to pass, among other things, safety inspections, obtain valid insurance with a U.S. registered insurance company, conduct alcohol and drug testing for drivers and obtain a U.S. Department of Transportation identification number. Mexican commercial vehicles with authority to operate beyond the commercial zones will be permitted to enter the United States only at commercial border crossings and only when a certified motor carrier safety inspector is on duty. Given these recent developments, we cannot assure you that truck transport between Mexico and the United States will not increase substantially in the future. Such an increase could affect TFM's ability to continue converting traffic to rail from truck transport because it may result in an expansion of the availability, or an improvement of the quality, of the trucking services offered in Mexico. Since a key element of TFM's business strategy is to recapture market share lost to the trucking industry,  its  inability  to  successfully  convert  traffic to rail from truck transport would materially impair its ability to achieve its strategic objectives. There can be no assurance that TFM will have the ability to continue to convert traffic from truck to rail transport or that TFM will retain the customers that it has already converted. For example, in 2000 TFM lost a significant amount of the business it derived from a major customer, as this customer increased the use of trucks in its product distribution network.

     In addition to trucks, TFM faces significant competition in some industry segments from other railroads, in particular Ferromex, which operates the Pacific-North Rail Lines. In particular, TFM has experienced, and continues to experience, competition from Ferromex with respect to the transport of grain, minerals and steel products. The rail lines operated by Ferromex run from Guadalajara and Mexico City to four U.S. border crossings west of Laredo, Texas, providing a potential alternative to TFM's routes for the transport of freight from those cities to the U.S. border. Ferromex directly competes with TFM in some areas of its service territory, including Tampico, Saltillo, Monterrey and Mexico City. Also in direct competition for traffic to and from southeastern Mexico is Ferrosur, which operates the Southeast Rail Lines. Ferrosur, like TFM, serves Mexico City, Puebla and Veracruz.

     Ferromex and Ferrosur are privately owned companies that may have greater financial resources than TFM. Among other things, this advantage may give them greater ability to reduce freight prices. Price reductions by competitors would make TFM's freight services less competitive, and we cannot assure you that TFM would be able to match these rate reductions. For example, TFM has experienced, and continues to experience, aggressive price competition from Ferromex in freight rates for agricultural products which has adversely affected its results of operations. TFM's ability to respond to competitive measures by decreasing its prices without adversely affecting its gross margins and operating results will depend on, among other things, TFM's ability to reduce its operating costs. TFM's failure to respond to competitive pressures, and particularly price competition, in a timely manner would have a material adverse effect on its results of operations.

     Under TFM's Concession, TFM must grant to Ferromex the right to operate over a north-south portion of our rail lines between Ramos Arizpe near Monterrey and the city of Queretaro that constitutes over 600 kilometers of its main track. Using these trackage rights, Ferromex may be able to compete with TFM over its rail lines for traffic between Mexico City and the United States. TFM's Concession also requires it to grant rights to use certain portions of its tracks to Ferrosur and the "belt railroad" operated in the greater Mexico City area by the Ferrocarril y Terminal del Valle de Mexico, S.A. de C.V. ("Mexico City Railroad and Terminal"), thereby providing Ferrosur with more efficient access to certain Mexico City industries. As a result of having to grant trackage rights to other railroads, TFM must incur additional maintenance costs and also lose the flexibility of using its tracks at all times.

     In recent years, there has been significant consolidation among major North American rail carriers. The resulting merged railroads could attempt to use their size and pricing power to block other railroads' access to efficient gateways and routing options that are currently and have been historically available. We cannot assure you that further consolidation will not have an adverse effect on TFM.

     TFM also faces limited competition from the shipping industry with respect to some products, including chemicals transported by barges and vessels from Gulf of Mexico ports in Texas and Louisiana.

THE RATES FOR TRACKAGE RIGHTS SET BY THE MINISTRY OF TRANSPORTATION MAY NOT ADEQUATELY COMPENSATE TFM.

     Pursuant to TFM's Concession, it is required to grant rights to use portions of its tracks to Ferromex, Ferrosur and the Mexico City Railroad and Terminal. Applicable law stipulates that Ferromex, Ferrosur and the Mexico City Railroad and Terminal are required to grant to TFM rights to use portions of their tracks.

     TFM's Concession classifies trackage rights as short trackage rights and long-distance trackage rights. Although all of these trackage rights have been granted under TFM's Concession, no railroad has actually operated under the long-distance trackage rights because the means of setting rates for usage and other related terms of usage have not been agreed upon. Under the Ley Reglamentaria del Servicio Ferroviario (Law Regulating Railroad Services or "Mexican railroad services law and regulations"), the rates that TFM may charge for rights to use its tracks must be agreed upon in writing between TFM and the party to which those rights are granted. However, if TFM cannot reach an agreement on rates with rail carriers entitled to trackage rights on its rail lines, the Ministry of Transportation is entitled to set the rates using criteria including:

     o the costs of infrastructure maintenance and traffic control relating to the portion of TFM's lines to be used by the other rail operator;

     o    the increment in costs due to interference with TFM's operations;

     o    the  amortized  capital  investments,   including  the  value  of  the
          Concession, directly related to the affected lines; and

     o    a  reasonable   profit  calculated  with  reference  to  international
          railroad standards and reflecting investment conditions in Mexico.

     TFM and Ferromex have not been able to agree upon the rates each of them is required to pay the other for interline services and haulage and trackage rights. Therefore, in accordance with its rights under the Mexican railroad services law and regulations, in February 2001, TFM initiated an administrative proceeding requesting a determination of such rates by the Ministry of Transportation.

     In September 2001, Ferromex filed a legal claim against TFM relating to the payments that TFM and Ferromex are required to make to each other for interline services and trackage and haulage rights. TFM has indicated it believes that this legal claim is without merit, and that the payments for interline services and trackage and haulage rights owed to TFM by Ferromex exceed the amount of payments that Ferromex claims TFM owes to Ferromex for such services and rights. Accordingly, TFM has indicated it believes that the outcome of this legal claim will not have a material adverse effect on the financial condition of TFM. On September 25, 2002, the third civil court of Mexico City rendered its judgment in TFM's favor. Ferromex has appealed the judgment, and we cannot predict whether TFM will ultimately prevail.

     In connection with the Ferromex claim, Ferromex temporarily prevented TFM from using certain short trackage rights which TFM has over a portion of its route running from Celaya to Silao, which is the site of a General Motors plant from where TFM transports finished vehicles to the border crossing at Nuevo Laredo. Ferromex was subsequently ordered by the court to resume giving TFM access, and in October 2001, TFM filed a counterclaim against Ferromex relating to these actions.

     In March 2002, the Ministry of Transportation issued its ruling in response to TFM's request, establishing a rate to be charged for trackage rights using the criteria set forth in the Mexican railroad services law and regulations. TFM is appealing the ruling on the grounds that it fails to establish rates for interline service and because TFM disagrees with the methodology applied to the criteria in calculating the trackage rights rates. TFM also requested and obtained a suspension of the effectiveness of the ruling pending resolution of its appeal.

     We cannot predict whether TFM will ultimately prevail in this proceeding and whether the rates TFM is ultimately allowed to charge will be adequate to compensate TFM. TFM has indicated it believes that, even if the rates established in the ruling go into effect and TFM and Ferromex begin using the long-distance trackage rights over each other's rail line, this will not have a material adverse effect on TFM's results of operations. However, we cannot guarantee that TFM's competitors' usage of its rail lines will not result in TFM losing business or that its losses will be offset by revenues generated from the payments for the rights to use its tracks. The occurrence of any of these events could have a material adverse effect on TFM's results of operations. A separate ruling was issued confirming TFM's right to the Celaya-Silao stretch of Ferromex track.

RECENT TERRORIST ACTIVITIES AND GEOPOLITICAL EVENTS AND THEIR CONSEQUENCES COULD ADVERSELY AFFECT TFM'S OPERATIONS.

     As a result of the terrorist attacks in the United States on September 11, 2001, and the recent war involving, among others, the United States and Iraq, there has been increased short-term market volatility, and there may be long-term effects on U.S. and world economies and markets.

     Terrorist attacks may negatively affect TFM's operations. The continued threat of terrorism within the United States and abroad and the potential for military action and heightened security measures in response to such threat may cause significant disruption to commerce throughout the world, including restrictions on cross-border transport and trade. In addition, related political events may cause a lengthy period of uncertainty that may adversely affect TFM's business. There can be no assurance that there will not be further large-scale terrorist attacks. Political and economic instability in other regions of the world, including the United States and Canada, may also result and could negatively impact TFM's operations. The consequences of terrorism and the responses thereto are unpredictable, and could have an adverse effect on TFM's operations.

DOWNTURNS IN GLOBAL ECONOMIC CONDITIONS, IN THE U.S. ECONOMY, IN U.S.-MEXICO TRADE OR IN CERTAIN CYCLICAL INDUSTRIES IN WHICH TFM'S CUSTOMERS OPERATE COULD ADVERSELY AFFECT ITS BUSINESS AND RESULTS OF OPERATIONS.

     TFM believes that traffic that crosses the U.S. border on its rail lines generates the majority of its freight revenue. As a result, the level and timing of TFM's business activity is, and will continue to be, strongly influenced by the level of U.S.-Mexican trade and the effects of NAFTA or other international trade agreements on such trade. Downturns in global economic conditions, in the U.S. or Mexican economy or in trade between the United States and Mexico will likely have adverse effects on TFM's business and results of operations. Mexican exports to the United States of manufactured goods, beer, metals and minerals, automobiles, chemical and petrochemical products and other products, many of which TFM transports, are an important element of U.S.-Mexico trade. In addition, a significant portion of TFM's business consists of imports into Mexico from the United States. The level of TFM's business activity depends heavily on the U.S. and Mexican economies and markets, the relative competitiveness of Mexican and U.S. products at any given time and existing and new tariffs or other barriers to trade. For example, the recent downturn in the U.S. economy has had an adverse effect on TFM's revenues in all product categories, particularly in the automotive and industrial segments. This downturn may continue and could worsen, thereby having a material adverse effect on TFM's results of operations and its ability to meet its debt service obligations as described above.

     Some of TFM's customers operate in industries that experience cyclicality, including the oil and gas, automotive and agricultural sectors. Any downturn in these sectors due to the effects of cyclicality, or otherwise, could have a material adverse effect on TFM's operating results. Also, some of the products TFM transports have had a historical pattern of price cyclicality which has typically been influenced by the general economic environment and by industry capacity and demand. For example, global steel and petrochemical prices have decreased in the past. We cannot assure you that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, TFM's financial results.

     Fluctuations in the peso-dollar exchange rate could lead to shifts in the types and volumes of Mexican imports and exports. Although a decrease in the level of exports of some of the commodities that TFM transports to the United

States may be offset by a subsequent increase in imports of other commodities TFM hauls into Mexico and vice versa, any offsetting increase might not occur on a timely basis, if at all. Future developments in U.S.-Mexico trade beyond TFM's control may result in a reduction of freight volumes or in an unfavorable shift in the mix of products and commodities it transports.

POTENTIAL LABOR DISRUPTIONS COULD ADVERSELY AFFECT TFM'S FINANCIAL CONDITION AND ITS ABILITY TO MEET ITS OBLIGATIONS UNDER ITS DEBT.

     Approximately 73% of TFM's employees are covered by a labor agreement. The compensation terms of the labor agreement are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. TFM may not be able to negotiate these provisions favorably under its labor agreement, and strikes, boycotts or other disruptions could occur. These potential disruptions could have a material adverse effect on TFM's financial condition and results of operations and on its ability to meet its payment obligations under its debt.

THE MEXICAN GOVERNMENT MAY REVOKE OR RESTRICT TFM'S ABILITY TO EXPLOIT ITS CONCESSION UNDER A NUMBER OF CIRCUMSTANCES.

     Under the Concession and Mexican law, TFM may freely set its rates for rail freight services unless the Mexican Antitrust Commission determines that there is no effective competition, taking into account alternative rail routes and modes of transportation. If the Mexican Antitrust Commission determines that there is a lack of competition in the railroad system, the Ministry of Transportation will establish the basis for TFM's rates. TFM's rates must be registered and applied in accordance with the Mexican railroad services law and regulations. In applying its rates, TFM must not make cross-subsidies, engage in tied sales or engage in other discriminatory pricing tactics. TFM is required to provide railroad services to all users on a fair and non-discriminatory basis and in accordance with the efficiency and safety standards approved periodically by the Ministry of Transportation. In the event that TFM collects from customers rates higher than the registered rates, it must reimburse those customers with interest. Since the Mexican government only recently privatized Mexico's rail system and opened the rail industry to competition, the Mexican Antitrust Commission has not considered the issue of, or published guidelines concerning, what constitutes a lack of competition. It is therefore unclear under what circumstances the Mexican Antitrust Commission would deem a lack of competition to exist. If the Ministry of Transportation does intervene and sets tariffs, the rates it sets may be too low to allow TFM to operate profitably.

     The Mexican government may terminate the Concession as a result of TFM's surrender of its rights under the Concession, or for reasons of public interest, by revocation or upon TFM's liquidation or bankruptcy. The Mexican government may also temporarily seize TFM's assets and its rights under the Concession. The Mexican railroad services law and regulations provide that the Ministry of Transportation may revoke the Concession upon the occurrence of specified events, some of which will trigger automatic revocation.

     Revocation or termination of the Concession would prevent TFM from operating its railroad and would materially adversely affect TFM's operations and its ability to make payments on its debt. In the event that the Concession is revoked by the Ministry of Transportation, TFM will receive no compensation, and its rail lines and all other fixtures covered by the Concession, as well as all improvements made by it, will revert to the Mexican government. All other property not covered by the Concession, including movable railroad property TFM purchased from the Mexican government, as well as all locomotives and railcars it otherwise acquired, will remain TFM's property. However, TFM's ability to sell this property will be restricted, and the Mexican government will have certain rights to purchase or lease such property from TFM.

     The Ministry of Transportation has agreed that, except with respect to those events which constitute grounds for automatic revocation of the Concession, it will notify those creditors which provided financing for Grupo TFM's acquisition of its equity interest in TFM in 1997 and are identified by TFM and Grupo TFM to the Ministry of Transportation of all events which constitute grounds for revocation of the Concession and will allow such creditors, with the Ministry of Transportation's prior written consent, the opportunity to nominate a party to assume the Concession. The Concession would be automatically revoked in the case of: TFM's unjustified interruption of the operation of its rail lines; TFM's assignment of or creation of liens on the Concession without the Ministry of Transportation's approval; and TFM's failure to maintain insurance coverage required under the Mexican railroad services law and regulations. In addition, if the Concession is terminated by revocation, permanent seizure of its rail lines, or upon the liquidation or bankruptcy of TFM, then profits received by the Mexican government or by a third party concessionaire from the operation and exploitation of our rail lines shall continue to be committed to repay creditors that provided financing to TFM for work projects directly related to the rendering of railroad services and performed on the rail lines.

     If the Mexican government terminates the Concession for reasons of public interest, public domain assets used in the operation of TFM's rail lines would be owned, controlled and managed by the Mexican government. The Mexican government may also temporarily seize TFM's rail lines and TFM's assets used in connection with its operations of its rail lines in the case of a natural disaster, war, significant public disturbances, or imminent danger to the domestic peace or economy. In such events, the Ministry of Transportation may restrict TFM's ability to exploit the Concession fully for such time and in such manner as the Ministry of Transportation deems necessary under the circumstances.

     Mexican law requires that the Mexican government pay TFM compensation if it effects a statutory appropriation for reasons of the public interest. With respect to a temporary seizure due to any cause other than international war, the Mexican railroad services law and regulations provide that the Mexican government will indemnify an affected concessionaire for an amount equal to damages caused and losses suffered. These payments may not be sufficient to compensate TFM for our losses and may not be timely made.

TRAFFIC CONGESTION OR SIMILAR PROBLEMS EXPERIENCED IN THE U.S. OR MEXICAN RAILROAD SYSTEM MAY ADVERSELY AFFECT TFM'S OPERATIONS.

     Traffic congestion experienced in the U.S. railroad system may result in overall traffic congestion which would impact the ability to move traffic to and from Mexico and adversely affect TFM's operations. This system congestion may result also in certain equipment shortages. Any similar congestion experienced by railroads in Mexico could have an adverse effect on TFM's business and results of operations. In addition, the rapid growth of cross-border traffic in recent years has contributed to congestion on the international bridge at the Laredo border gateway which is expected to continue in the near future. This could adversely affect TFM's business.


CONFLICTS HAVE ARISEN INVOLVING TFM'S STRATEGIC PARTNERS AND, AS A RESULT, TFM'S BUSINESS AND OPERATIONS COULD BE ADVERSELY AFFECTED.

     TFM is a subsidiary of Grupo TFM, which holds 80.0% of its equity, representing 100.0% of its shares with unrestricted voting rights. Grupo TMM and KCS are the principal shareholders of Grupo TFM. As a result of their indirect ownership of TFM's capital stock, Grupo TMM and KCS are able to direct TFM's policies and operations and elect all but one of TFM's directors. Although Grupo TMM holds a majority voting interest in Grupo TFM, the bylaws of Grupo TFM and TFM require that decisions on certain material matters require the approval of the representatives of both of Grupo TMM and KCS.

     Grupo TMM and KCS are currently in dispute over Grupo TMM's attempt to terminate the Acquisition Agreement. This dispute could adversely affect TFM's operations and business.

     In addition, Grupo TMM has announced it had reached an agreement on the principal terms of a restructuring with an ad hoc committee of bondholders representing approximately 43% of its 2003 Notes and its 2006 Notes (together, the "Existing Notes"), in the aggregate principal amounts outstanding of $176.9 million and $200 million, respectively. In its announcement, Grupo TMM stated that the restructuring will be accomplished through a registered exchange offer of new senior secured notes for the Existing Notes, together with a consent solicitation to amend the indenture governing any untendered 2006 Notes and a prepackaged plan solicitation. Grupo TMM has also announced that it has received voting agreements executed by holders of approximately 64% of the aggregate outstanding principal amount of the Existing Notes. However, if the conditions to the exchange offer are not met or waived, the restructuring will be implemented through a prepackaged bankruptcy plan in the United States or, if Grupo TMM elects, in Mexico. If Grupo TMM does go into a bankruptcy reorganization, it could result in a change of Grupo TMM's busines strategy or even ownership of its subsidiaries that hold control over Grupo TFM. This could have a material adverse effect on TFM's ability to operate successfully.

     In addition, although the trucking and specialized shipping operations of Grupo TMM are generally complementary to, and not competitive with TFM's operations, it is possible that they will compete with TFM's operations. Also,

KCS or Grupo TMM may at times be required to negotiate with TFM with respect to the allocation of revenues generated by shipments both over TFM's rail lines and by KCSR. Conflicts of interest with or between these strategic partners could have a material adverse effect on TFM's ability to operate successfully.


TFM'S BUSINESS STRATEGY, OPERATIONS AND GROWTH RELY SIGNIFICANTLY ON THIRD PARTIES.

     TFM's operations are dependent on interchange agreements that it has negotiated with major U.S. railroads in the north, Ferromex in the west and Ferrosur in the south of Mexico. TFM also has trackage rights agreements with Ferrosur and a terminal operations agreement with the Mexico City Railroad and Terminal and it is negotiating and expects to have a trackage rights agreement with Ferromex. In addition, TFM and each of the concessionaires of Ferromex and Ferrosur has a 25.0% interest in the Mexico City Railroad and Terminal. These agreements enable TFM to exchange traffic and utilize trackage which is not part of its rail system, extending our network and providing it with strategically important rail links to the United States and to areas of Mexico that it does not directly serve. TFM's ability to provide comprehensive service to its customers will depend in part on its ability to maintain these agreements with other railroads and third parties. TFM's failure to enter into these agreements, or the termination of these agreements, could adversely affect its business, financial condition and results of operations. The other parties to these agreements may not faithfully execute their obligations under their agreements or arrangements with TFM, and may become TFM's competitors. The failure of any of these parties to fulfill its obligations to TFM could adversely affect TFM's financial condition and results of operations. In addition, TFM may not be able to coordinate its interchange and switching activities with these other concessionaires and railroads in an efficient manner. Inefficient coordination of our interchange and switching activities would negatively impact TFM's operating results.

IF TFM'S PRIMARY FUEL SUPPLY CONTRACT IS TERMINATED, OR IF FUEL PRICES SUBSTANTIALLY INCREASE, TFM'S OPERATIONS COULD BE ADVERSELY AFFECTED.

     Nearly all of the locomotives TFM operates are diesel-powered, and its fuel expenses are significant. TFM currently meets, and expects to continue to meet, its fuel requirements almost exclusively through purchases at market prices from Petroleos Mexicanos (Mexican Petroleum or "PEMEX"), a government-owned entity exclusively responsible for the distribution and sale of diesel fuel in Mexico. TFM is party to a fuel supply contract with PEMEX of indefinite duration. Either party may terminate the contract upon 30 days' written notice to the other at any time. If the fuel contract terminates and TFM is unable to acquire diesel fuel from alternative sources on acceptable terms, TFM's operations could be materially adversely affected. In addition, instability in the Middle East may result in an increase in fuel prices. Since TFM's fuel expense represents a significant portion of its operating expenses, significant increases in the price of diesel fuel could have a material adverse effect on its results of operations. TFM experienced increases of 61.3%, 21.6% and 17.9% in its average price of fuel per gallon in 2000, 1999 and 1998, respectively, which resulted in increases in its fuel expense for each of these periods. In 2001, TFM's fuel costs decreased by 8.7% from 2000. In 2002, TFM's fuel costs decreased by 15.5% from 2001. The price of diesel fuel has increased significantly recently which could have an adverse effect on TFM's future results of operations.

TFM FACES POSSIBLE CATASTROPHIC LOSS AND LIABILITY.

     The operation of any railroad carries with it an inherent risk of catastrophe, mechanical failure, collision and property loss. In the course of TFM's operation, spills or other environmental mishaps, cargo loss or damage, business interruption due to political developments, as well as labor disputes, strikes and adverse weather conditions, could result in a loss of revenues, liabilities or increased costs. Collisions, environmental mishaps or other accidents can cause serious bodily injury, death and extensive property damage, particularly when such accidents occur in heavily populated areas. Additionally, TFM's operations may be affected from time to time by natural disasters such as earthquakes, volcanoes, hurricanes or other storms. The occurrence of a major natural disaster, especially in the Mexico City area, which is the site of the Mexico City Railroad and Terminal and significant portions of TFM's customer base, could have a material adverse effect on TFM's operations. TFM has acquired insurance that is consistent with industry practice against the accident-related risks involved in the conduct of its business and business interruption due to natural disaster. However, this insurance is subject to a number of limitations on coverage, depending on the nature of the risk insured against. This insurance may not be sufficient to cover TFM's damages or damages to others, and this insurance may not continue to be available at commercially reasonable rates. Even with insurance, if any catastrophic interruption of service occurs, TFM may not be able to restore service without a significant interruption to operations.

TFM FACES POTENTIAL ENVIRONMENTAL LIABILITY.

     TFM's operations are subject to general Mexican federal and state laws and regulations relating to the protection of the environment. The Procuraduria Federal de Proteccion al Ambiente (Attorney General for Environmental Protection) is empowered to bring administrative proceedings and impose corrective actions and economic sanctions against companies that violate environmental laws, and temporarily or permanently close non-complying facilities. The Secretaria del Medio Ambiente y Recursos Naturales (Ministry of the Environment and Natural Resources) and other ministries have promulgated compliance standards for, among other things, water discharge, water supply, air emissions, noise pollution, hazardous substances transportation and handling, and hazardous and solid waste generation.

TFM is responsible for the costs of environmental compliance associated with its ongoing operations. Pursuant to TFM's Concession, Ferrocarriles Nacionales de Mexico, S.A. de C.V. ("FNM") is responsible for any environmental damage caused before the commencement of TFM's operations, and both the Mexican government and FNM will indemnify TFM for any environmental liability relating to soil, subsoil or groundwater contamination arising from acts or omissions attributable to FNM that occurred before Grupo TFM's acquisition of TFM's shares. However, the Mexican government is not obligated to compensate TFM for any expenses that it incurs in complying with any amended environmental laws or regulations relating to our ongoing operations or activities that impose higher regulatory standards than those in effect on the date the Concession was granted. TFM cannot predict the effect, if any, that the adoption of additional or more stringent environmental laws and regulations would have on our results of operations, cash flows or financial condition. TFM may also incur other environmental liabilities with respect to U.S. environmental laws in connection with its ownership of Mexrail. The U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund") and similar state laws (known as Superfund laws) impose liability for the cost of remedial or removal actions, natural resources damages and related costs at certain sites identified as posing a threat to the environment or public health. CERCLA imposes strict liability on the owners and operators of facilities in which hazardous waste and other hazardous substances are deposited or from which they are released or are likely to be released into the environment. Liability may be imposed, without regard to fault or the legality of the activity, on certain classes of persons, including the current and certain prior owners or operators of a site and persons that arranged for the disposal or treatment of hazardous substances.

Liability is imposed on a joint and several basis. In addition, other potentially responsible parties, adjacent landowners or other third parties may initiate cost recovery actions or toxic tort litigation against sites subject to CERCLA or similar state laws.

TFM COULD BE SUBJECT TO THIRD PARTY CLAIMS OR LEGAL ACTIONS AS A CONSEQUENCE OF THE RULING ISSUED BY THE MEXICAN FISCAL COURT IN CONNECTION WITH THE VAT REFUND.

     On July 9, 2003, TFM was formally notified by the Mexican appellate court of its June 11, 2003 judgment which granted TFM constitutional protection against the ruling of the Mexican Fiscal Court issued on December 6, 2002, which had denied TFM the right to receive the Value Added Tax ("VAT") refund. The Mexican appellate court's judgment ordered the Mexican Fiscal Court to vacate its December 6, 2002 resolution, and to issue a new resolution following the guidelines of the Mexican appellate court's judgment. The Mexican appellate court found that the VAT refund certificate had not been delivered to TFM, and confirmed the Mexican Fiscal Court's determination that TFM has the right to receive the VAT refund certificate. The Mexican appellate court's ruling states that the Mexican Treasury's decision denying delivery of the VAT refund certificate to TFM violated the law, and it instructs that the VAT reimbursement certificate be issued to TFM on the terms established by Article 22 of the Mexican Federal Fiscal Code in effect at that time. As a result of this ruling, the case was remanded to the Mexican Fiscal Court. On August 14, 2003, Grupo TMM announced that in a public session held August 13, the Mexican Fiscal Court issued a resolution regarding TFM's VAT Claim (defined below) vacating its previous resolution of December 6, 2002, and, in strict compliance with the ruling issued on June 11, 2003 by the Mexican appellate court, resolved that TFM had proved its case, and that a "ficta denial" occurred, declaring such denial null and void as ordered by the Mexican appellate court. On October 3, 2003, Grupo TMM announced that the Tax Attorney of the Mexican Government has filed for a review of the ruling, and in November 2003, the Mexican appellate court dismissed the tax authorities appeal. On January 20, 2004, KCS announced that TFM received, on January 19, 2004, a Special Certificate from the Mexican Federal Treasury in the amount of 2,111,111,790 pesos. The Special Certificate has the same face amount as the VAT refund claimed by TFM.

     In a January 21, 2004 press release, Grupo TMM announced that the "SERVICIO DE ADMINISTRACION TRIBUTARIA" OR "SAT" ("Tax Administrative Entity") made a provisional attachment of the Special Certificate that the Mexican Treasury delivered to TFM in compliance with the August 13, 2003 Mexican Federal Tribunal of Fiscal and Administrative Justice ("Fiscal Court") resolution. The fiscal authorities state that the documents that support the amount that the Special VAT Certificate represents do not comply with applicable tax requirements.

     Under the terms of the official notification, TFM has 20 business days to supply the requested documentation to SAT. The Company expects TFM to respond to SAT's preliminary audit conclusions and to take all other legal actions required to establish the validity of the deductions taken and the recordation of the VAT receivable. However, should the SAT's preliminary determination that TFM does not have a tax basis in the concession title and other assets purchased from the Mexican Government in the amount of approximately $1.4 billion dollars becomes final and is not subject to any further judicial challenge, then the resulting accounting adjustments at TFM and Grupo TFM from the inability of TFM to depreciate for tax purposes the concession title and other assets purchased from the Mexican Government would have a material adverse impact on KCS.

     We cannot at this point in time be certain as to the amount or timing of any VAT refund recovery. In addition, a third party claim or legal action could be brought against TFM as a consequence of the ruling issued by the Mexican Fiscal Court. Although TFM has indicated that it believes it would have sufficient legal defenses should such an action or claim be brought against TFM, there can be no assurance that TFM would prevail in such action or claim. If TFM does not prevail in any such action or claim, this could adversely affect TFM's financial condition and results of operations.





FACTORS RELATED TO MEXICO
-------------------------

MEXICAN REGULATORY, POLITICAL AND ECONOMIC RISKS ASSOCIATED WITH EMERGING MARKET ECONOMIES COULD ADVERSELY AFFECT TFM'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and TFM in particular, as well as on market conditions, prices and returns on Mexican securities, including TFM's outstanding notes and debentures. TFM's financial condition, results of operations and prospects and, consequently, the price for its outstanding notes and debentures, may also be affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico.

     The national elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party ("PRI") with the election of President Vicente Fox Quesada, a member of the National Action Party ("PAN") and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. Although there have not yet been any material adverse repercussions resulting from this political change, multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect TFM's operations. We cannot predict the impact that this political landscape will have on the Mexican economy.

     Securities of companies in emerging market countries tend to be influenced by economic and market conditions in other emerging market countries. Emerging market countries have recently been experiencing significant economic downturns and market volatility. These events have had an adverse effect on the economic conditions and securities markets of other emerging market countries, including Mexico.

     The Mexican economy in the past has suffered balance of payment deficits and shortages in foreign exchange reserves. There are currently no exchange controls in Mexico; however, Mexico has imposed foreign exchange controls in the past. Pursuant to the provisions of NAFTA, if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors. Any restrictive exchange control policy could adversely affect TFM's ability to obtain dollars or to convert pesos into dollars for purposes of making payments of principal, premium, if any, and interests due on its indebtedness, to the extent that it may have to effect those conversions. This could have a material adverse effect on TFM's business and financial condition.

     In addition, the value of the peso relative to the dollar has been volatile in the past. Greater than 50% of TFM's revenues for the year ended December 31, 2002 were denominated in U.S. Dollars. After a five-year period of controlled devaluation of the peso, on December 19, 1994 the value of the peso dropped sharply as a result of pressure against the currency. This decline, among other factors, precipitated an economic crisis in Mexico that continued for several years. In 2002, the peso depreciated 12.8% against the dollar. Any future devaluations in the peso and currency instability could make it difficult for TFM to purchase dollars and to service its dollar-denominated obligations. Further, any additional devaluation of the peso would cause the peso cost of TFM's dollar-denominated debt to increase. Furthermore, currency instability may affect the balance of trade between the United States and Mexico.

     Mexico also has a history of high levels of inflation, and may experience inflation in the future. During most of the 1980s and during the mid- and late 1990s, Mexico experienced periods of high levels of inflation. The annual rates of inflation, as measured by changes in the Mexican National Consumer Price Index, for the years from 1997 through 2002 as provided by Banco de Mexico, Mexico's central bank, were:

         1997 .............................................. 15.7%

         1998 .............................................. 18.6%

         1999 .............................................. 12.3%

         2000 .............................................. 9.0%

         2001 .............................................. 4.4%

         2002 .............................................. 5.7%

     A substantial increase in the Mexican inflation rate would have the effect of increasing TFM's costs including salaries, some purchased services and other costs denominated in pesos, which could adversely affect TFM's results of operations and financial condition. High levels of inflation may also affect the balance of trade between the United States and Mexico, which could also adversely affect TFM's results of operations.

     Mexican political events may also affect significantly TFM's operations and the performance of Mexican securities, including its outstanding notes and debentures. In addition, a change in economic policy could have a material adverse effect on TFM's business, financial condition, prospects and results of operation.

     We are unable to predict whether any future political or economic events in Mexico could impact the Mexican transportation regulatory environment.

                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the Series C Preferred Stock or the common stock contemplated by this prospectus. Please read "Selling Securityholders" for a list of the persons receiving proceeds from the sale of the Series C Preferred Stock or the underlying common stock.

                                    BUSINESS

     We, along with our subsidiaries and affiliates, own and operate a uniquely positioned North American rail network strategically focused on the growing north/south freight corridor that connects key commercial and industrial markets in the central United States with major industrial cities in Mexico. Our principal subsidiary, KCSR, which was founded in 1887, is one of seven Class I railroads in the United States. Our rail network (KCSR, TFM and Tex-Mex) is comprised of approximately 6,000 miles of main and branch lines. Through a strategic alliance with Canadian National Railway Company ("CN") and Illinois Central Corporation ("IC") (together "CN/IC"), we have access to a contiguous rail network of approximately 25,000 miles of main and branch lines connecting Canada, the United States and Mexico. Management believes that, as a result of the strategic position of our rail network, we are poised to continue to benefit from the growing north/south trade between the United States, Mexico and Canada promoted by NAFTA.

     Our rail network interconnects with all other Class I railroads and provides shippers with an effective alternative to other railroad routes, giving direct access to Mexico and the southeastern and southwestern United States through less congested interchange hubs.

     Our rail network links directly to major trading centers in Mexico through Tex-Mex and TFM. TFM operates a railroad that runs from the U.S./Mexico border at Laredo, Texas to Mexico City and serves most of Mexico's principal industrial cities and three of its major shipping ports. On May 9, 2003, KCS acquired from TFM for cash 51% of the shares of Mexrail, which owns 100% of Tex-Mex, and deposited the Mexrail shares into an irrevocable voting trust pending resolution of KCS's application to the STB seeking authority to exercise common control over Tex-Mex and KCS's other rail companies, KCSR and Gateway Eastern. However, on September 30, 2003, KCS returned its 51% interest in Mexrail to TFM. TFM now owns 100% of Mexrail. Tex-Mex operates between Laredo and the port city of Corpus Christi, Texas and with trackage rights connects to KCSR at Beaumont, Texas. TFM, through its Concession with the Mexican government, has the right to control and operate the southern half of the rail-bridge at Laredo and, TFM indirectly through its ownership of Mexrail, owns the northern half of the rail-bridge at Laredo, which spans the Rio Grande River between the United States and Mexico. Our principal international gateway is at Laredo, where more than 50% of all rail and truck traffic between the United States and Mexico crosses the border.

     Our rail network is further expanded through our strategic alliance with CN/IC and marketing agreements with Norfolk Southern Railway Company ("Norfolk Southern"), The Burlington Northern and Santa Fe Railway Company ("BNSF") and the Iowa, Chicago & Eastern Railroad Corporation ("IC&E" - formerly I&M Rail Link, LLC). The CN/IC alliance connects Canadian markets with major midwestern and southern markets in the United States as well as with major markets in Mexico through KCSR's connections with Tex-Mex and TFM. Marketing agreements with Norfolk Southern allow us to capitalize on our east/west route from Meridian, Mississippi to Dallas, Texas ("Meridian Speedway") to gain incremental traffic volume between the southeast and the southwest. The marketing alliance with BNSF was developed to promote cooperation, revenue growth and extend market reach for both railroads in the United States and Canada. It is also designed to improve operating efficiencies for both KCSR and BNSF in key market areas, as well as provide customers with expanded service options. KCSR's marketing agreement with IC&E provides access to Minneapolis, Minnesota and Chicago and to originations of corn and other grain in Iowa, Minnesota and Illinois.

     We also owns 50% of the common stock (or a 42% equity interest) of PCRC, which holds the concession to operate a 47-mile coast-to-coast railroad located adjacent to the Panama Canal. The railroad handles containers in freight service across the isthmus. Panarail, a wholly owned subsidiary of PCRC, operates a commuter and tourist railway service over the lines of the Panama Canal Railway. Passenger service commenced during the third quarter of 2001 and freight service started during the fourth quarter of 2001.

     Additional information concerning us is included in our reports and other documents incorporated by reference in this prospectus. Please read "Where You Can Find More Information."

                         DESCRIPTION OF THE ACQUISITION

OVERVIEW

     On April 20, 2003, KCS entered into the Acquisition Agreement with Grupo TMM under which KCS ultimately would acquire control of TFM through the purchase of shares of common stock of Grupo TFM. Grupo TFM holds an 80% economic interest in TFM and all of the TFM Voting Stock. The remaining 20% economic interest in TFM is owned by the Mexican government in the form of shares with limited voting rights. KCS currently owns a 46.6% economic interest in Grupo TFM and 49.0% of the shares of common stock of Grupo TFM entitled to full voting rights. On February 27, 2002, KCS, Grupo TMM, and certain of Grupo TMM's affiliates entered into a stock purchase agreement with TFM to sell to TFM all of the common stock of Mexrail. The sale closed on March 27, 2002 and KCS received approximately $31.4 million for its 49% interest in Mexrail. On May 9, 2003, KCS acquired from TFM for $32.7 million in cash 51% of the shares of Mexrail, which owns 100% of Tex-Mex. KCS deposited the Mexrail shares into a voting trust pending resolution of KCS's application to the STB seeking authority to exercise common control over Tex-Mex and KCS's other rail companies, KCSR and Gateway Eastern. However, on September 30, 2003, in accordance with the terms of the Stock Purchase Agreement, TFM repurchased from KCS the 51% interest in Mexrail acquired by KCS in May 2003. Upon this repurchase by TFM, the Stock Purchase Agreement automatically terminated. The repurchase price was the price paid by KCS for these shares in May 2003. According to the terms of the Acquisition Agreement and certain related agreements (described in detail below), KCS will issue:

     o 18,000,000 shares of Class A Convertible Common Stock to Multimodal upon the closing of the Acquisition;

     o at KCS's option, up to 6,400,000 shares of Class A Convertible Common Stock or Common Stock in lieu of a portion of the $200 million consideration to be paid in cash at the closing of the Acquisition Agreement; and

     o up to 2,625,000 shares of restricted Common Stock pursuant to the Consulting Agreement.

The securities to be issued in connection with the Acquisition represent in the aggregate more than 20% of the issued and outstanding shares of KCS Common Stock.

SUMMARY OF THE ACQUISITION AGREEMENT AND RELATED AGREEMENTS

     The following summary of the terms and provisions of the Acquisition Agreement, First Amendment to Rights Agreement, Stockholders' Agreement, Registration Rights Agreement, Consulting Agreement, Marketing and Services Agreement, Agreement of Assignment and Assumption of Rights, Duties and Obligations and Stock Purchase Agreement is qualified in its entirety by reference to each of those documents, each of which are exhibits to the registration statement of which this prospectus forms a part. You should read these agreements carefully for more details regarding the provisions described below and for other provisions that may be important to you.

THE ACQUISITION AGREEMENT

     Upon the terms and subject to the conditions of the Acquisition Agreement, dated April 20, 2003, by and among KCS, KARA Sub, Grupo TMM, TMM Holdings and Multimodal, KCS would acquire all of the interest of Multimodal in Grupo TFM for consideration to Multimodal of $200 million and 18 million shares of KCS Class A Convertible Common Stock. The Acquisition will be accomplished in three steps, the Stock Purchase, the Subsidiary Investment and the Merger described below (and together comprising the Acquisition), all occurring sequentially and virtually simultaneously as follows:

     (1) THE STOCK PURCHASE. KARA Sub will purchase from Multimodal all Grupo TFM shares held by Multimodal, consisting of 25,500 shares of Series "A" fixed capital stock of Grupo TFM and 3,842,901 shares of Series "A" variable capital stock of Grupo TFM. The purchase price to be paid by KARA Sub to Multimodal at the closing for the purchase of the Grupo TFM shares is: (i) $200 million (up to $80 million of which may be paid, at KCS's option, in shares of KCS Common Stock or KCS Class A Convertible Common Stock); and (ii) a subordinated promissory note of KARA Sub in the principal amount of $25 million. KCS will provide KARA Sub with the funds and securities to make these payments.

     (2) THE SUBSIDIARY INVESTMENT. Immediately following the Stock Purchase, Multimodal will purchase 10% of the issued and outstanding shares of KARA Sub common stock, in consideration for delivery by Multimodal to KARA Sub of the KARA Sub subordinated promissory note.

     (3) THE MERGER. KARA Sub will then be merged into KCS in accordance with the Delaware Corporation Law. The Merger will be consummated by filing a certificate of merger with the Delaware Secretary of State in accordance with the Delaware Corporation Law. At such time, the shares of KARA Sub held by Multimodal will be converted into and exchanged for 18 million shares of KCS Class A Convertible Common Stock. As a result of the Merger, the separate corporate existence of KARA Sub will cease and KCS will continue as the surviving corporation. Subject to approval by KCS stockholders, upon the date and time of the filing of the Certificate of Merger, KCS will change its name to "NAFTA Rail" and the capital stock of KCS (including the KCS common stock, the $25 par value preferred stock and the Series C Preferred Stock) will continue to be issued and outstanding as the capital stock of NAFTA Rail without further action by any holder thereof. Subject to listing approval by the New York Stock Exchange ("NYSE"), the NAFTA Rail Common Stock and $25 par value preferred stock will trade on the NYSE.

     The closing of the Acquisition is dependent upon the closing of each of the Stock Purchase, the Subsidiary Investment and the Merger. If the Acquisition is consummated, two new directors, Jose Serrano Segovia, Chairman of Grupo TMM and Javier Segovia Serrano, President of Grupo TMM, will be appointed to the NAFTA Rail Board of Directors to serve until the first Annual Meeting of Stockholders of NAFTA Rail following consummation of the Acquisition. At that meeting, Jose Serrano Segovia will be nominated for election to the class of directors serving until the annual meeting of stockholders in 2006 and Javier Segovia Serrano will be nominated for election to the class of directors serving until the annual meeting of stockholders in 2005.

     KCS and Grupo TMM are currently in a dispute over Grupo TMM's attempt to terminate the Acquisition Agreement. For a discussion of recent developments in connection with the Acquisition, see "--Recent Developments" below.

CONDITIONS TO OBLIGATIONS TO COMPLETE THE ACQUISITION

     The obligations of KCS and Grupo TMM to complete the Acquisition are subject to a number of conditions, including, among others:

     o KCS must have obtained approval of KCS stockholders of the amendments to KCS's restated certificate of incorporation and the issuance of Class A Convertible Common Stock and common stock;

     o All consents, waivers, authorizations and approvals required from all governmental authorities to consummate the Acquisition must have been obtained and remain effective as of the closing date of the Acquisition Agreement;

     o The common stock to be issued must have been approved for listing by the NYSE;

     o Each of the Ancillary Agreements must have been duly executed and delivered by or on behalf of KCS and each of Grupo TMM, TMM Holdings and Multimodal, as the case may be;

     o Grupo TMM must have received consents from the holders of its outstanding Notes due 2003 and Notes due 2006; and

     o There must not be any insolvency or bankruptcy proceeding pending against Multimodal, TMM Holdings or TFM that has been pending for more than 60 days, and certain material adverse effects shall not have occurred.

TERMINATION

     The Acquisition Agreement may be terminated prior to the closing of the Acquisition as follows:

     o    By written consent of KCS and Grupo TMM;

     o By KCS or Grupo TMM if any order of any governmental authority permanently prohibiting the consummation of the Acquisition has become final and non-appealable or if any of the approvals of any governmental authority to perform the transactions contemplated by the Acquisition Agreement imposes any condition or requirement, the satisfaction of which is reasonably likely to have a material adverse effect on either KCS or Grupo TMM;

     o By KCS if any conditions to the obligations of KCS under the Acquisition Agreement becomes incapable of fulfillment through no fault of KCS and is not waived by KCS;

     o By Grupo TMM if any condition to the obligations of Grupo TMM, Multimodal and TMM Holdings (collectively, the "Sellers") under the Acquisition Agreement becomes incapable of fulfillment through no fault of Sellers and is not waived by Grupo TMM;

     o By KCS if Grupo TMM has experienced a change of control, or by Grupo TMM if KCS has experienced a change of control; and

     o By KCS or Grupo TMM if the closing of the Acquisition does not occur on or prior to December 31, 2004 (the "Termination Date"); provided, however, that the Termination Date may be extended by KCS and Grupo TMM by written agreement.

     A termination fee of $18 million is payable in the event of termination of the Acquisition Agreement due to (i) a change of control of either KCS or Grupo TMM, in which case the party experiencing the change of control shall pay the termination fee to the other party, or (ii) the failure of the stockholders of KCS or of Grupo TMM to approve the Acquisition if at or prior to the meeting of such stockholders to approve the Acquisition, the Board of Directors of KCS, in the case of the KCS stockholders' meeting, or the Board of Directors of Grupo TMM, in the case of the Grupo TMM stockholders' meeting, has failed to recommend or has withdrawn and not reinstated its recommendation of the Acquisition, then the party whose stockholders shall not have approved the Acquisition shall pay the termination fee to the other party.

REQUIRED REGULATORY AND OTHER CONSENTS, APPROVALS AND FILINGS

     Certain regulatory approvals and filings and other consents are required in connection with the closing of the Acquisition. These include, among others:

     o Prior approval of the Mexican Foreign Investments Commission of control of Grupo TFM by a non-Mexican entity;

     o Clearance by the Mexican Antitrust Commission of anti-competitive concerns;

     o    Notice to the Mexican Ministry of Communications and Transportation;

     o Filing with NYSE for listing of common stock issuable upon conversion of Class A Convertible Common Stock;

     o    Grupo TMM noteholder consents;

     o Notice filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR") filing and clearance of investment by Multimodal in KCS; and

     o KCS stockholder approval of amendments to its restated certificate of incorporation and issuance of KCS equity.

KCS has obtained an amendment to its Amended and Restated Credit Agreement allowing:

     o    KCS (NAFTA Rail) investment in further equity interests of Grupo TFM;

     o KCS (NAFTA Rail) investment in equity interests representing 51% of Mexrail's issued and outstanding capital stock;

     o    Use of KCS cash to acquire Mexrail.

     For a discussion of the filings made and the status of such filings, see "--Regulatory Matters" below.

VAT CONTINGENCY PAYMENT

     The VAT Claim, which has been pending in the Mexican courts since 1997, arose out of the Mexican Treasury's delivery of a VAT credit certificate to a Mexican governmental agency rather than to TFM. On September 25, 2002, the Mexican appellate court issued a judgment in favor of TFM on the VAT Claim, vacating a prior judgment of the Mexican Fiscal Court and remanding the case to the Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided by the Mexican appellate court's ruling. The Mexican appellate court's ruling required the fiscal authorities to issue the VAT credit certificate only in the name of TFM. On December 6, 2002, the upper chamber of the Fiscal Court issued a ruling denying TFM's right to receive a VAT refund from the Mexican Federal Government. On January 8, 2003, TFM was officially notified of the new judgment of the Fiscal Court and on January 29, 2003, filed the appropriate appeal. On June 11, 2003, the Mexican appellate court issued a judgment in favor of TFM against the ruling of the Fiscal Court. The judgment granted TFM constitutional protection against the ruling of the Fiscal Court issued on December 6, 2002 denying TFM's right to receive the VAT refund. The judgment ordered the Fiscal Court to vacate its December 6, 2002 resolution and to issue a new resolution following the guidelines of the Mexican appellate court's judgment. The Mexican appellate court found that the VAT refund certificate had not been delivered to TFM, and confirmed the Fiscal Court's determination that TFM has the right to receive the VAT refund certificate. The Mexican appellate court's ruling states that the Treasury's decision denying delivery of the VAT refund certificate to TFM violated the law, and it instructs that the VAT reimbursement certificate be issued to TFM on the terms established by Article 22 of the Federal Fiscal Code in effect at that time. As a result of the Mexican appellate court's ruling, the case was remanded to the Mexican Fiscal Court. On August 14, 2003, Grupo TMM announced that in a public session held August 13, the Mexican Fiscal Court issued a resolution regarding TFM's VAT Claim vacating its previous resolution of December 6, 2002, and, in strict compliance with the ruling issued on June 11, 2003 by the Mexican appellate court, resolved that TFM has proved its case, and that a "ficta denial" occurred, declaring such denial null and void as ordered by the Mexican appellate court. On October 3, 2003, Grupo TMM announced that the Tax Attorney of the Mexican Government had filed for a review of the ruling.

     On January 20, 2004, KCS announced that TFM received, on January 19, 2004, a Special Certificate from the Mexican Federal Treasury in the amount of 2,111,111,790 pesos. The Special Certificate has the same face amount as the VAT refund claimed by TFM. In a January 21, 2004 press relese, Grupo TMM announced that the "SERVICIO DE ADMINISTRACION TRIBUTARIA" or "SAT" ("Tax Administrative Entity") made a provisional attachment of the Special Certificate that the Mexican Treasury delivered to TFM in compliance with the August 13, 2003 Mexican Fiscal Court resolution. The fiscal authorities state that the documents that support the amount that the Special VAT Certificate represents do not comply with the applicable tax requirements. Grupo TMM has announced that it will oppose through all possible legal means the SAT's action. KCS is currently reviewing the significance of the delivery of the Special Certificate to TFM with its local advisors and with TFM officers.

     TFM is currently reviewing the SAT report of its preliminary findings from its audit of TFM's 1997 tax return. As has been publicly announced by Grupo TMM, the Mexican Government, through the Secretary of Communications and Transportation ("SCT), which solely controlled both the Mexican National Railway and the newly formed Ferrocarril del Noreste, S.A. de C.V. ("FNE"; which became
TFM) prior to the privatization, handled and was solely responsible for the documentation of the payment by FNE to the Mexican National Railway of the purchase price for the concession title, locomotives and cars, and the capital leases, as well as the payment to the Mexican Treasury of the corresponding VAT. Under the privatization rules and the TFM Stock Acquisition Agreement, the Mexican Government was obligated to transfer the assets into FNE prior to selling the stock of FNE (now TFM) to Grupo TFM, to transfer the stock and control of FNE to Grupo TFM free of any pre-exisiting liabilities and obligations, and to provide Grupo TFM with the original records necessary to support TFM's use and enjoyment of the concession title and the assets. The preliminary findings of SAT are not based on substance, but on SAT's preliminary determination that the documentation filed by TFM with its 1997 tax return, documentation that was delivered to TFM by the Mexican Government, is insufficient to support the depreciation basis claimed and the payment of the VAT. Should SAT make a final determination that the documentation submitted by TFM does not support its claimed tax basis in the concession title and other assets, nor its claim for a VAT refund, we believe that TFM will be successful in obtaining the required documentation from the Mexican Government, which was responsible for preparing and delivering to TFM the documentation in a form acceptable to SAT.

     Provided the Acquisition has occurred and neither KCS nor any of its subsidiaries has purchased the TFM "Class III" shares (representing 20% of the capital stock of TFM) currently held by the Mexican government upon exercise by the Mexican government of its Put to compel purchase of the shares of TFM held by it, as compensation for Grupo TMM's services in obtaining the final settlement or resolution of TFM's VAT Claim against the Mexican Treasury for the refund of a VAT payment in the original principal amount of 2,111,111,790 pesos, KCS will make or cause TFM to make the VAT Contingency Payment to Grupo TMM as set forth below, following the date of final resolution of the VAT Claim, and the receipt by TFM or its designee of shares or cash compensation received by TFM or its designee from the Mexican government on the VAT Claim (the "VAT Payment"). The VAT Payment must consist of at least (i) all of the TFM "Class III" shares currently held by the Mexican government or (ii) a cash payment or other property acceptable to the parties which has a fair value equal to or greater than the Put Purchase Price (as defined in the Acquisition Agreement) as calculated on the date the VAT Payment is received. In such event, KCS will, at its option, pay or cause TFM to pay to Grupo TMM (iii) $100 million within 90 days thereafter or (iv) $50 million within 90 days thereafter and an additional $55 million within 365 days thereafter. If the VAT Payment exceeds the Put Purchase Price as calculated on the date the VAT Payment is received, KCS will pay or cause TFM to pay to Grupo TMM within 90 days after the VAT Payment and final resolution of the VAT Claim the first $25 million received above the Put Purchase Price, and 15% of any additional amount received above the Put Purchase Price beyond the first $25 million, not to exceed $50 million. The VAT Contingency Payment shall be made after reducing the value of the VAT Payment by the amount of all expenses incurred by or on behalf of TFM in effecting final resolution of the VAT Claim and receipt of the VAT Payment.

THIRD PARTY MATTERS

     Until the filing of the Certificate of Merger for the Merger, neither KCS nor Sellers can seek or entertain other offers with respect to acquisitions, mergers or business combinations of KCS or KCSR, and TMM Holdings, Multimodal, Grupo TFM or any of their respective subsidiaries, respectively. In addition, Grupo TMM will not enter into any agreement concerning any acquisition or purchase of a controlling equity interest in Grupo TMM by any competitor. These limitations are subject to the fiduciary duties of the respective Board of Directors of KCS and Grupo TMM.

INDEMNIFICATION

     The representations and warranties of the Sellers and KCS survive for three to five years. The Sellers have jointly and severally agreed to indemnify KCS, the surviving corporation and each of their subsidiaries, and their respective officers, directors, employees, members, stockholders, agents and representatives harmless from and against all losses, damages, liabilities, claims, demands, obligations, deficiencies, payments, judgments, settlements, costs and expenses of any nature whatsoever ("Losses") resulting from or arising out of any inaccuracy or misrepresentation in, or breach of, any representation or warranty of Sellers in connection with the Acquisition Agreement, or any breach or nonfulfillment of any covenant or agreement of any of the Sellers in connection with the Acquisition Agreement, or any claims, causes of actions, rights asserted or demands made by any third parties arising from or relating to any of the foregoing. The Sellers' indemnification obligations for any inaccuracy or misrepresentation in, or breach of, any representation or warranty regarding Grupo TFM or its subsidiaries is limited to 51% of Losses aggregating $5 million or more. This limitation is not applicable to any Losses arising out of or resulting from any action or omission on the part of any Seller or its affiliate that involved a crime, fraud, willful misconduct or gross negligence.

     KCS has agreed to indemnify the Sellers, each of their subsidiaries and each of their respective officers, directors, employees, members, stockholders, agents and representatives from and against all Losses resulting from or arising out of any inaccuracy or misrepresentation in, or breach of, any representation or warranty of KCS in connection with the Acquisition Agreement, or any breach or nonfulfillment of any covenant of KCS in connection with the Acquisition Agreement, or any claims, causes of actions, rights asserted or demands made by any third parties arising from or relating to any of the foregoing. KCS's indemnification obligations are limited to Losses aggregating $10 million or more. This limitation is not applicable to any Losses arising out of or resulting from any action or omission on the part of KCS or its affiliate that involved a crime, fraud, willful misconduct or gross negligence.

     Additionally, KCS's Restated Certificate of Incorporation and Bylaws would be amended to reflect the agreements contained in the Acquisition Agreement and certain Ancillary Agreements. A number of Ancillary Agreements have been, or will be prior to the closing of the Acquisition, entered into to carry out certain objectives of the Acquisition Agreement and the Acquisition. Each of these Ancillary Agreements is described below.

FIRST AMENDMENT TO RIGHTS AGREEMENT

     In connection with the Acquisition, KCS and Harris Trust & Savings Bank, as Rights Agent will enter into a First Amendment to Rights Agreement (the "Rights Agreement") dated as of September 19, 1995. The Rights Agreement will be amended to prevent any TMM Holder from becoming an Acquiring Person (as defined in the Rights Agreement), which would otherwise cause a Triggering Event (as defined in the Rights Agreement) as a result of the Acquisition. Accordingly, the First Amendment to Rights Agreement will amend Section 1(a), the definition of Acquiring Person, to provide that no person or affiliate of such person shall become an "Acquiring Person" as a result of the acquisition of beneficial ownership of (i) shares of Class A Convertible Common Stock, (ii) shares of Common Stock issued or issuable upon conversion of the Class A Convertible Common Stock, (iii) any shares of Common Stock or Class A Convertible Common Stock acquired pursuant to Section 1.2 of the Acquisition Agreement, (iv) any shares of Common Stock or Class A Convertible Common Stock acquired pursuant to the Consulting Agreement, and (v) shares of Common Stock or Class A Convertible Common Stock acquired in compliance with the Stockholders' Agreement, including upon exercise of pre-emptive rights as provided therein.

     The definition of "Substantial Block" found at Section 1(z) of the Rights Agreement will also be amended to lower the threshold beneficial ownership that constitutes a "Triggering Event" from 20% to 15% (and from 15% to 13% in the event the Acquiring Person is declared by the Board of Directors to be an Adverse Person (as defined in the Rights Agreement)).

     In  order to  conform  to the  foregoing  amendments,  subsection  (iii) of
Section 3(e) regarding Restrictions on transfer of Rights to Acquiring Persons shall be deleted and amended to provide that no Right (as defined in the Rights Agreement) shall be transferable or transferred other than as permitted under
Section 1(a) of the Rights Agreement, as amended, to any person who, as a result of such transfer, would beneficially own 15% or more of the Rights.

     Finally, Section 7(e) of the Rights Agreement will be amended to correct a clerical error.

STOCKHOLDERS' AGREEMENT

     KCS, Grupo TMM, TMM Holdings, Multimodal and the Principal Stockholders plan to enter into a Stockholders' Agreement, which shall set forth the rights and duties of the parties thereto arising out or and in connection with the Acquisition Agreement and the transactions contemplated thereby.

STANDSTILL PROVISIONS

     For a period of seven years from the date of the Stockholders' Agreement, Grupo TMM, TMM Holdings, Multimodal and each of the Principal Stockholders agrees that, unless specifically invited in writing to do so by the Board of

Directors, such Person (as defined in the Stockholders' Agreement) will not, and will cause each of its affiliates not to, among other things:

     o acquire or agree to acquire aggregate beneficial ownership of more than 20% of the Total Voting Power of KCS (as defined in the Stockholders' Agreement);

     o    initiate  or  propose  any  matter  for   submission   to  a  vote  of
          stockholders of KCS or participate in the making of, or solicit stockholders for the approval of, any stockholder proposal;

     o grant any proxy with respect to any Voting Securities to any Person not approved in writing by KCS;

     o except through its representatives on the Board of Directors (or any committee thereof) of KCS, otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of KCS.

     The standstill provisions terminate upon the earliest to occur of (i) a Change of Control of KCS (as defined in the Stockholders' Agreement), or (ii) the first date the TMM Holders beneficially own in the aggregate less than 15% of the outstanding Voting Securities of KCS for at least 30 consecutive days.

TRANSFER RESTRICTIONS

     The TMM Holders may not sell, assign, transfer, pledge, hypothecate, otherwise subject to any lien, grant an option with respect to or otherwise dispose of any interest in (or enter into an agreement or understanding with respect to the foregoing) any Voting Securities beneficially owned by them (a "Disposition") except in accordance with the terms of the Stockholders' Agreement. For a period of five years from the date of the Stockholders' Agreement, the TMM Holders may not effect a Disposition:

     o    to a Competitor (as defined in the Stockholders' Agreement);

     o to an Affiliate unless such Affiliate agrees in writing to be bound by the terms of the Stockholders' Agreement and provided that the TMM Holders shall remain responsible, jointly and severally, for any breaches of the Stockholders' Agreement by such Affiliate;

     o that in the aggregate represents 5% or more of the outstanding Voting Securities to any Person other than an 13G Filer (as defined in the Stockholders' Agreement), and no disposition shall be made to any 13G Filer unless such 13G Filer would continue to be eligible to file reports pursuant to Section 13G under the Exchange Act with respect to the Voting Securities after giving effect to the proposed acquisition and KCS has been provided the right (but not the obligation) to purchase such Voting Securities;

     o to any Person that would, together with such person's Affiliates or Associates (as defined in the Stockholders' Agreement) and after giving effect to the acquisition of such Voting Securities, beneficially own or have the right to acquire 15% of the Total Voting Power; and

     o of any capital stock or Voting Securities or control of any Person that, directly or indirectly, beneficially owns any Voting Securities of KCS to a Competitor.

     Subject to the provisions contained in the Stockholders' Agreement, a TMM Holder may pledge or hypothecate as security for any indebtedness or other obligations any or all Voting Securities beneficially owned by such Person provided that KCS shall have a right to purchase the pledged Voting Securities upon the occurrence of a Foreclosure Event (as defined in the Stockholders' Agreement).

     The TMM Holders may participate in a tender or exchange offer made by an unaffiliated third party, provided the TMM Holders did not solicit the tender or exchange offer and (i) the same consideration is offered to all holders of the securities tendered in the tender offer; (ii) the transaction is approved by a majority of other KCS stockholders; (iii) the tender or exchange offer is not conditioned on financing; and (iv) the TMM Holders do not tender, or publicly disclose their intention to tender, prior to the last day before expiration of the offer.

     The transfer restrictions contained in the Stockholders' Agreement terminate upon the earliest to occur of (i) a Change of Control of KCS, or (ii) the first date the TMM Holders beneficially own in the aggregate less than 15% of the outstanding Voting Securities of KCS for at least 30 consecutive days.

PRE-EMPTIVE RIGHTS

     TMM Holders have the right to purchase additional shares of Class A Convertible Common Stock to maintain their percentage ownership in the event KCS authorizes the issuance or sale of any shares of Common Stock or any securities containing options or rights to acquire shares of Common Stock, except for issuances of Common Stock (including for this purpose, options, warrants and other securities convertible into or exercisable for Common Stock) issued:

     o to KCS's employees, directors, consultants, agents, independent contractors or other service providers in connection with a Plan (as defined in the Stockholders' Agreement) existing as of the date of the Stockholders' Agreement or a Plan approved by the Board of Directors and adopted by KCS after the date of the Stockholders' Agreement;

     o    upon the conversion of Class A Convertible Common Stock;

     o    upon  the  exercise  of  any   options,   warrants,   convertible   or
          exchangeable securities which are outstanding as of the date hereof;

     o    in  connection  with  the   acquisition  (by  merger,   consolidation,
          acquisition of assets or equity interests or otherwise) of the equity interests or assets of another Person; or

     o in the event KCS issues additional equity in lieu of up to $80 million in cash at Closing.

CORPORATE GOVERNANCE

     The Stockholders' Agreement provides for the Board of Directors to be comprised of eleven directors, to be selected as follows: (i) the chief executive officer of KCS and another person selected by him; (ii) two persons elected by the holders of the Class A Convertible Common Stock (reduced to one in the event the TMM Holders' ownership falls below 75% of the Voting Securities initially acquired pursuant to the Merger and reduced to zero in the event the TMM Holders' ownership falls below 40% of the Voting Securities initially acquired pursuant to the Merger); and (iii) seven independent directors designated by the chief executive officer of KCS. The Nominating Committee of the Board of Directors will consist of three Independent Directors designated by the chief executive officer of KCS. The Compensation Committee will consist of three Independent Directors designated by the chief executive officer of KCS and one Independent Director designated by the chief executive officer of Grupo TMM. The Executive Committee will consist of three Directors designated by the chief executive officer of KCS and one Director designated by the chief executive officer of Grupo TMM.

     Each TMM Holder shall vote all of the Voting Securities beneficially owned by such Person and entitled to vote in the election of directors: (i) in favor of all nominees of the Nominating Committee; and (ii) against any proposal to remove any director nominated by the Nominating Committee and elected to the Board of Directors.

     The TMM Holders' rights and duties under the corporate governance provisions of the Stockholders' Agreement terminate upon the earliest to occur of (i) the first date the TMM Holders beneficially own in the aggregate at least 40% of the outstanding Voting Securities initially acquired pursuant to the Merger, or (ii) a Change of Control of Grupo TMM or any of the TMM Holders.

TERMINATION

     Subject to specific termination provisions contained in the Stockholders' Agreement, the entire Agreement (with a few exceptions) terminates when the TMM Holders ownership falls below 40% of the Voting Securities initially acquired pursuant to the Merger, or in the event the Class A nominees are not elected to the KCS Board of Directors (except for good cause).

REGISTRATION RIGHTS AGREEMENT

     The Registration Rights Agreement to be entered into by KCS, Grupo TMM, TMM Holdings, Multimodal and certain principal stockholders of Grupo TMM, will provide Grupo TMM, TMM Holdings, Multimodal, such principal stockholders of Grupo TMM, and any Permitted Transferee (as defined in the Registration Rights Agreement) who acquires shares of Class A Convertible Common Stock or shares of Registrable Stock (as defined in the Registration Rights Agreement) and agrees to be bound by the terms and conditions of the Registration Rights Agreement (collectively, the "Holders") with certain registration rights with respect to the shares of KCS Common Stock (i) issuable upon conversion of the KCS Class A Convertible Common Stock, (ii) issued in lieu of cash at closing, (iii) issued pursuant to the Consulting Agreement and (iv) acquired on pre-emptive exercises.

REQUIRED AND INCIDENTAL REGISTRATIONS

     Beginning on the 180th day following the consummation of the Acquisition, the Holders shall have the right to request, and KCS shall use commercially reasonable efforts to effect, six demand registrations. In the event KCS issues additional equity in lieu of up to $80 million in cash at Closing, the Holders shall be entitled to one additional shelf registration. Holders shall also be entitled to unlimited incidental, or "piggy-back," registrations. KCS can delay filing registrations upon the occurrence of certain events, including situations in which KCS is not eligible to use Form S-3 to effect such registration or in the event that KCS furnishes to the Holders a resolution adopted by the Board of Directors to the effect that in the good faith judgment of KCS it would be seriously detrimental for a registration statement to be filed at that time.

     In the event the managing underwriters of a public offering furnish a written opinion that the amount of securities to be included in an offering exceed the maximum amount which can be marketed without materially and adversely affecting such offering, then the Holders, KCS and all other holders of KCS securities having the right to include such securities in the registration shall be subject to certain underwriting cut-backs. Holders are also subject to certain market standoff provisions during the ten days prior to and up to, but not exceeding, 90 days following the effective date of a registration statement to the same extent that KCS or its officers or directors are subject to such market standoff provisions.

REGISTRATION EXPENSES

     With respect to the first four demand registrations and any incidental registrations, KCS shall pay all registration expenses, including all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements or counsel for KCS and blue sky fees and expenses. With respect to demand registrations effected beyond the first four, the Holders whose shares are included in the applicable registration shall pay all registration expenses.

CONSULTING AGREEMENT

     KCS and the consulting firm controlled by Jose Serrano Segovia ("Consulting Firm") plan to enter into a Consulting Agreement, which calls for Consulting Firm to provide certain consulting services to the KCS Board of Directors and Chief Executive Officer relating to the Mexican portion of KCS's rail network operations, including its customers and suppliers, regulatory matters and regarding the Mexican railroad industry in general. Jose Serrano Segovia is required under the terms of the Consulting Agreement to be personally involved in the provision of services by the Consulting Firm. Jose Serrano Segovia is the current Chairman of the Board of Directors of Grupo TMM and certain of its subsidiaries, including TFM and Grupo TFM and will become a director and Vice-Chairman of KCS.

TERM

     The Consulting Agreement has an initial term of three years beginning on the closing date of the Acquisition Agreement. KCS has the option of extending the term of the Consulting Agreement for an additional year. In the event of a Change of Control (as defined in the Consulting Agreement), Consulting Firm agrees to continue its engagement with KCS for a period equal to the longer of
(i) one year from the date of such Change of Control; or (ii) the remainder of the term and KCS agrees to continue to engage Consulting Firm during the remainder of the term.

     Notwithstanding the initial three-year term, the Consulting Agreement and Consulting Firm's engagement shall terminate automatically upon the death or disability of Jose Serrano Segovia or dissolution or bankruptcy of Consulting Firm. Consulting Firm may terminate the Consulting Agreement at any time by giving at least 30 days' advance written notice to KCS or in the event of a material breach, and failure to cure the same, by KCS. Additionally, KCS may terminate the Consulting Agreement and Consulting Firm's engagement for cause, or other than for cause, subject to certain conditions specified in the Consulting Agreement.

COMPENSATION

     Under the Consulting Agreement, KCS will pay to Consulting Firm an annual fee of $600,000. In addition, KCS will grant to Consulting Firm 2,100,000 shares of KCS restricted Common Stock (the "Consulting Firm Stock"), subject to the following vesting provisions:

     o 525,000 shares shall become vested with ten days after TFM enters into a renegotiated or extended labor agreement with the El Sindicato de Trabajadores Ferrocarrileros de la Republica Mexicana;

     o 250,000 shares shall become vested on each of the first, second and third anniversary dates of the Consulting Agreement;

     o 125,000 shares shall become vested in the event KCS or any subsidiary receives the Certificate of Devolution of Taxes (Certificado de
          Devolucion de Impuestos) issued by the Treasury of the Mexican Federation (Tesoreria de la Federacion) in the term of Article 22 of the Tax Code of the Mexican Federation (Codigo Fiscal de la Federacion); and

     o 700,000 shares shall become vested in the event KCS or any subsidiary receives the shares or cash compensation from the Mexican government as a result of TFM's claim against the Mexican Treasury for the refund of a value added tax payment. See Section 6(i) of the Consulting Agreement attached to this proxy statement as Appendix F and Section
          7.13 of the Acquisition Agreement attached to this proxy statement as Appendix B.

As a condition to the vesting of Consulting Firm Stock on the first, second and third anniversary dates, KCS's Board of Directors shall review the compliance, good faith performance and existence of triggering events that would terminate the Agreement. If the Board determines that the Consulting Firm has not satisfied the requisite standard during any one-year period, the Consulting Firm Stock subject to vesting at such one-year period shall be forfeited.

     If KCS extends the initial term of the Consulting Agreement, KCS will grant to Consulting Firm on the first day of the extended term an additional 525,000 shares of KCS restricted Common Stock which will vest immediately upon issuance.

TRANSFER RESTRICTIONS

     Consulting Firm may not sell, transfer, assign, pledge or otherwise dispose of (whether with or without consideration and whether voluntary or involuntary or by operation of law) any interest in any shares of Consulting Firm Stock, except in accordance with the terms of the Stockholders' Agreement (described above).

MARKETING AND SERVICES AGREEMENT

     The Marketing and Services Agreement to be entered into by Grupo TMM (together with its subsidiaries and affiliates), TFM and KCS (together with its subsidiaries and affiliates), provides for the parties to enter into various most favored nations provisions, requiring, among other things, (i) KCS to provide certain services to Grupo TMM on terms which are no less favorable than the terms provided to third or fourth party logistics companies; (ii) that Grupo TMM shall have the right to be the exclusive provider of Road-Railer freight services over TFM's rail system within Mexico; (iii) Grupo TMM shall have the right, but not the obligation, to operate KCS's intermodal terminals to the extent that KCS determines to utilize a third party to operate such within Mexico, the terms of such operations subject to mutual agreement of Grupo TMM and KCS; and (iv) that Grupo TMM shall have the right to make a bid for the provision of certain specified transportation related services normally provided by Grupo TMM or its affiliates, if TFM determines to have such services provided by any unaffiliated third party in Mexico or the United States. The relationships among KCS and Grupo TMM shall be those of independent contractors and neither KCS nor Grupo TMM shall be or represent itself to be an agent, employee or joint venturer of the other. Neither KCS nor Grupo TMM shall have or represent itself to have any power or authority to act for, bind or commit the other party.

     The initial term of the Marketing and Services Agreement is five years from the Effective Date (as defined in the Acquisition Agreement), subject to automatic renewal for periods of one year unless terminated by Grupo TMM or KCS. Notwithstanding the foregoing, the Marketing and Services Agreement shall terminate automatically in the event that (i) TMM Logistics, a subsidiary of Grupo TMM, files any voluntary proceeding under any bankruptcy laws, or if TMM Logistics has filed against it any involuntary proceeding under any bankruptcy law which is not dismissed or stayed within 30 days or (ii) a change of control of Grupo TMM occurs and the party effecting such change of control is a Competitor (as defined in the Marketing and Services Agreement).

AGREEMENT OF ASSIGNMENT AND ASSUMPTION OF RIGHTS, DUTIES AND OBLIGATIONS.

     This agreement is to be entered into by and among Grupo TMM, KCS, and Grupo TFM (a form of which is attached as Exhibit C to the Acquisition Agreement), by which Grupo TMM will assign and transfer to KCS, and KCS will accept and assume, all of Grupo TMM's rights, duties and obligations with respect to the purchase of the Put Shares (defined below) under the Put Agreement described below. KCS shall have the right to designate another party to be the purchaser of the Put Shares, however, no such designation shall relieve KCS of its obligation to pay the purchase price for such Put Shares or to indemnify Grupo TMM or its Affiliates.

     According to the terms of the original share purchase agreement for the Northeast Rail lines and an Agreement, dated June 9, 1997, by and among the Federal Government of the Mexican States, Grupo TFM, Grupo TMM and KCS (the "Put Agreement"), the Mexican government had the right to sell its 20% interest in TFM through a public offering on October 31, 2003 (or prior to October 31, 2003, with the consent of Grupo TFM). If on October 31, 2003, the Mexican government had not sold all of its capital stock in TFM, Grupo TFM was obligated under the Put Agreement following receipt of notice from the Mexican government to purchase the Mexican government's 20% interest in TFM (the "Put Shares"). As of October 31, 2003, the Mexican government had not sold any of its remaining 20% interest in TFM. Prior to October 31, 2003, Grupo TFM filed suit in the Federal District Court of Mexico City seeking, among other things, a declaratory judgment interpreting whether Grupo TFM was obligated to honor its obligation under the Put Agreement, as the Mexican government had not made any effort to sell its 20% in TFM through a public offering prior to October 31, 2003. We, along with Grupo TMM, have been named as additional necessary parties in the suit, but we have not yet been served with Grupo TFM's complaint. The Mexican government has provided Grupo TFM with notice of its intention to sell its interest in TFM. Grupo TFM responded to the Mexican government's notice, reaffirming its right and interest in purchasing the Mexican government's remaining interest in TFM, but also advising the Mexican government that it would not take any action until its lawsuit seeking a declaratory judgment was resolved. In the event that Grupo TFM does not purchase the Put Shares and the Acquisition has not been consummated, then Grupo TMM and KCS, are jointly and severally obligated to purchase the Mexican government's remaining interest in TFM. Should the Mexican government cause Grupo TMM to purchase any of the Put Shares after consummation of the Acquisition Agreement, KCS would be obligated to purchase such shares from Grupo TMM.

THE STOCK PURCHASE AGREEMENT

     Pursuant to the terms and conditions of the Stock Purchase Agreement, dated as of April 20, 2003, by and among KCS, Grupo TMM and TFM, on May 9, 2003, KCS purchased from TFM 51% of the outstanding shares of Mexrail, a wholly-owned subsidiary of TFM, for $32,680,000. TFM had the right to repurchase all of the shares of Mexrail capital stock acquired by KCS at any time for the purchase price paid by KCS, subject to any STB orders or directions. TFM made a demand in August 2003 to repurchase from KCS the shares of Mexrail sold to KCS in May 2003. On September 23, 2003, the STB issued a decision finding no need to rule on the transfer back to TFM of the 51% interest in Mexrail that KCS acquired on May 9, 2003. The effect of the STB decision was to allow TFM to reacquire the shares in accordance with the Stock Purchase Agreement. On September 30, 2003, TFM repurchased the Mexrail shares from KCS at the price KCS paid TFM in May 2003, and TFM now owns 100% of Mexrail. Under the terms of the Stock Purchase Agreement, upon this repurchase, the Stock Purchase Agreement automatically terminated. However, the Stock Purchase Agreement provided that in the event TFM reacquired the Mexrail shares from KCS, the parties to the Stock Purchase Agreement intended the terms and conditions of a February 27, 2002 stock purchase agreement under which TFM acquired the Mexrail shares, the Grupo TFM bylaws and the shareholders agreement dated May 1997 to become again valid and fully enforceable against the parties to such agreements.

     On February 27, 2002, KCS, Grupo TMM, and certain of Grupo TMM's affiliates entered into a stock purchase agreement with TFM to sell to TFM all of the common stock of Mexrail. Under this stock purchase agreement, KCS retained rights to prevent further sale or transfer of the stock or significant assets of Mexrail and Tex-Mex and the right to continue to participate in the corporate governance of Mexrail and Tex-Mex, which will remain U.S. corporations and subject to KCS's super majority rights contained in Grupo TFM's bylaws.

     The shareholders agreement dated May 1997 between KCS and Grupo TMM and certain affiliates, which governed KCS's investment in Grupo TFM (1) restricted each of the parties to the shareholders agreement from directly or indirectly transferring any interest in Grupo TFM or TFM to a competitor of Grupo TFM or TFM without the prior written consent of each of the parties, and (2) provided that KCS and Grupo TMM may not transfer control of any subsidiary holding all or any portion of shares of Grupo TFM to a third party, other than an affiliate of the transferring party or another party to the shareholders agreement, without the consent of the other parties to the shareholders agreement. The shareholders agreement required that the boards of directors of Grupo TFM and TFM be constituted to reflect the parties' relative ownership of the ordinary voting common stock of Grupo TFM.

REGULATORY MATTERS

     As discussed in "--Summary of the Acquisition Agreement and Related Agreements--The Acquisition Agreement" and "--Summary of the Acquisition Agreement and Related Agreements--The Stock Purchase Agreement" above, certain regulatory approvals and filings are required in connection with the closing of the Acquisition. The following actions have occurred to date:

     o KCS's solicitation for permission as a foreign investor to control TFM, through Grupo TFM, was filed with the Mexican National Foreign Investments Commission on April 25, 2003. On August 27, 2003, KCS announced that it received notice from the Mexican National Foreign Investments Commission of that Commission's decision to close the proceeding with respect to KCS's application to acquire control of Grupo TFM and, through Grupo TFM, of TFM, without prejudice to refile in the event the dispute is resolved between KCS and Grupo TMM over whether the Acquisition Agreement remains in effect. See "--Recent Developments";

     o KCS's Notification with respect to the acquisition of the Grupo TFM shares from Multimodal was filed with the Mexican Competition
          Commission on April 21, 2003. KCS has received formal written notice that the Mexican Competition Commission has approved the proposed consolidation, without conditions. On September 26, 2003, KCS announced this approval was extended for an additional 180 days;

     o    TFM  formerly   notified   the   Secretary   of   Communications   and
          Transportation of the proposed transactions on May 2, 2003;

     o On December 26, 2002, Grupo TMM announced the commencement of public offers for the exchange of its 91/2% Notes due 2003 (the "2003 Notes) and its 10 1/4% Notes due 2006 (the "2006 Notes") for new bonds and solicitations of consents from the holders of these notes to eliminate substantially all of the restrictive covenants of the indentures governing the 2003 Notes and the 2006 Notes. When it failed to receive a sufficiently high positive response, Grupo TMM announced amendments of the exchange offers and consent solicitations on February 18, 2003 and again on April 24, 2003. On May 16, 2003, Grupo TMM announced the expiration of the exchange offers and consent solicitations and that the conditions to the exchange offers were not satisfied at the expiration date. In its Form 20-F filed on June 30, 2003, referred to as its Form 20-F, Grupo TMM disclosed that it did not make payment of the principal amount of the 2003 Notes, which matured on May 15, 2003, or accrued interest on the due date. Grupo TMM further stated that, as a result, it is in default under the terms of the 2003 Notes, and such default resulted in a cross-default under its 2006 Notes and under certain other obligations of Grupo TMM and its subsidiaries. On May 29, 2003, Grupo TMM announced that it had initiated discussions with holders of the 2003 Notes and 2006 Notes and their representatives to encourage the formation of an informal committee to engage Grupo TMM in negotiations over the terms of a consensual restructuring of the 2003 Notes and the 2006 Notes. On June 16, 2003, Grupo TMM announced the formation of an informal committee of holders of the 2003 Notes and the 2006 Notes. In an Information Statement filed on Form 6-K on August 6, 2003, Grupo TMM disclosed that in order to restructure its debt, the management of Grupo TMM has initiated negotiations with the informal committee. On December 18, 2003, Grupo TMM announced it had reached an agreement on the principal terms of a restructuring with an ad hoc committee of bondholders representing approximately 43% of its 2003 Notes and its 2006 Notes (together, the "Existing Notes"), in the aggregate principal amounts outstanding of $176.9 million and $200 million, respectively. In its announcement, Grupo TMM stated that the restructuring will be accomplished through a registered exchange offer of new senior secured notes due 2007 ("New Secured Notes") for the Existing Notes, together with a consent solicitation to amend the indenture governing any untendered 2006 Notes and a prepackaged plan solicitation. If the conditions to the exchange offer are not met or waived, the restructuring will be implemented through a prepackaged plan in the United States, or if Grupo TMM elects, in Mexico. On January 12, 2004, Grupo TMM announced that it had received voting agreements executed by holders of approximately 64% of the aggregate outstanding principal amount of the Existing Notes. As previously announced by Grupo TMM, bondholders who execute voting agreements agree to support the restructuring proposed by Grupo TMM and agreed upon with the Ad Hoc Bondholders' Committee, subject to the terms and conditions of the voting agreements. According to Grupo TMM's announcement, the voting agreements became effective upon execution by holders of a majority in aggregate principal amount of the outstanding Existing Notes. Grupo TMM announced that as a result, it is proceeding with the restructuring on the terms set forth in the voting agreements. Grupo TMM anticipates that the New Secured Notes will be offered for the Existing Notes and accrued interest thereon on a dollar-for-dollar basis. Grupo TMM announced that it has agreed to pay a five percent incentive payment, payable in additional New Secured Notes, to those holders tendering their Existing Notes in the exchange offer. Grupo TMM announced further that Jose Serrano, chairman of TMM, and certain other controlling shareholders have agreed to support the exchange offer and prepackaged plan solicitation.

     o KCS filed with the STB on May 13, 2003 a Railroad Control Application, seeking permission to exercise common control over KCSR, Gateway Eastern and Tex-Mex. On June 9, 2003, the STB issued its decision, effective June 13, 2003, finding that the transaction proposed in KCS's application is a "minor transaction" under 49 CFR 1180.2(c), although KCS was required to supplement its application as discussed in the decision, to address some of the implication of KCS's acquisition of control of TFM. KCS filed the supplement on June 23, 2003, as required by the decision. The STB also outlined a procedural schedule for consideration of KCS's application to exercise common control over KCSR, Gateway Eastern and Tex-Mex. The STB decision set October 17, 2003 as the date by which it will issue its final decision on the merits of the application. On September 23, 2003, the STB entered an order asking all interested parties to file comments by September 30, 2003 addressing whether "in light of recent developments" the STB should continue with the procedural schedule, which calls for a decision on the merits to be issued by October 17, 2003. On September 30, 2003, KCS filed comments with the STB suggesting that STB precedent establishes that the STB has sufficient jurisdiction to rule on control applications even where closing on the underlying transaction has been put in doubt. In the alternative, KCS argued that the matter should be held in abeyance, rather than dismissed, until the arbitration is completed. On October 8, 2003, the STB issued an order suspending the procedural schedule pending a resolution of the uncertainties that now surround KCS's efforts to acquire control of Tex-Mex, and requiring KCS to file status reports regarding developments in its efforts to acquire control of TFM and Tex-Mex. In accordance with the STB's order, KCS filed its first status report on November 3, 2003;

     o KCS filed its Hart-Scott-Rodino notification on May 19, 2003. Grupo TMM filed its HSR notification on July 1, 2003. Under the HSR process, the United States Department of Justice ("DOJ") has 30 days after notice is filed to issue a second request asking for various documents and information from the HSR parties. The waiting period under the HSR officially expired on July 31, 2003, with no request for additional information from the DOJ.

RECENT DEVELOPMENTS

     DISPUTE OVER ACQUISITION AGREEMENT

     On August 18, 2003, Grupo TMM announced that at its General Ordinary Shareholders meeting that day, the shareholders did not approve the sale of Grupo TMM's interest in Grupo TFM to KCS. Grupo TMM further announced that as a result of the stockholder vote, Grupo TMM's Board of Directors intended to meet to review Grupo TMM's options and that Grupo TMM was proceeding to inform the authorities at the Ministry of Communications and Transportaction, the Ministry of Finance, other relevant authorities and stakeholders at Grupo TMM and subsidiaries of the Grupo TMM shareholders' decision. On August 23, 2003, Grupo TMM sent a notice to KCS claiming to terminate the Acquisition Agreement, because the Grupo TMM shareholders had failed to approve the Acquisition Agreement.

     On August 29, 2003, KCS delivered to Grupo TMM the Notice of Dispute pursuant to the Acquisition Agreement. This initiated a 60-day negotiation period between the parties. The parties were unable to resolve the disputes within that period of time. In addition, on August 29, 2003, KCS filed a complaint in the Delaware Chancery Court alleging that Grupo TMM had breached the Acquisition Agreement and seeking a final order requiring Grupo TMM not to sell Grupo TFM or take other actions outside of the ordinary course of business, so as to preserve the assets and business of TFM while the parties follow the dispute resolution procedures provided for in the Acquisition Agreement. The Notice of Dispute and complaint point out that the Acquisition Agreement does not provide that a negative shareholder vote by Grupo TMM shareholders is a basis for termination, and KCS maintains that the Acquisition Agreement is still valid and remains in effect until December 31, 2004.

     On September 2, 2003, KCS filed in the Delaware Court of Chancery a motion for a preliminary injunction to preserve the parties' positions while KCS seeks to resolve its dispute over Grupo TMM's attempt to terminate the Acquisition Agreement.

     On October 28, 2003, Chancellor William B. Chandler III of the Delaware Court of Chancery entered a written order granting KCS' motion seeking a preliminary injunction to preserve the parties' positions pending resolution of the dispute between KCS and Grupo TMM over the Acquisition Agreement.

     On October 31, 2003, KCS initiated binding arbitration in accordance with the terms of the Acquisition Agreement by serving an Arbitration Demand on Grupo TMM and the American Arbitration Association. In its Arbitration Demand, KCS seeks a determination that the Acquisition Agreement is in full force and effect, specific performance of the Acquisition Agreement, and damages for Grupo TMM's breach of the terms of the Acquisition Agreement and failure to negotiate in good faith during the 60-day negotiation period. By the agreement of the parties, the arbitration has been bifurcated. The first stage of the arbitration will only address the question of whether Grupo TMM's purported negative shareholder vote gave Grupo TMM the right to terminate the Acquisition Agreement.

     On January 6, 2004, KCS announced that in a ruling by the Delaware Court of Chancery regarding a motion to enforce injunction and hold Grupo TMM in contempt in the dispute between KCS and Grupo TMM over the Acquisition Agreement, the court held Grupo TMM in contempt of court for taking action inconsistent with the court's October 29, 2003 order discussed above. The court held that by Grupo TMM causing its subsidiary Grupo TFM to revoke powers of attorney requiring the signature of a KCS representative for transactions in excess of $2.5 million and in granting new powers of attorney to Grupo TMM directors, Jose Serrano and Mario Mohar to act on behalf of the company, Grupo TMM violated provisions of the Acquisition Agreement. The previous order of the court required Grupo TMM to cause Grupo TFM to conduct its business in accordance with past practices and not to directly or indirectly amend its organizational documents. The court ordered Grupo TMM to take the actions necessary to revoke the new powers of attorney, to re-enact the original powers of attorney, and to pay KCS its costs and attorneys fees for bringing the motion for contempt.

     REPURCHASE OF MEXRAIL SHARES BY TFM

     On August 29, 2003, KCS received a demand for TFM to repurchase from KCS shares of Mexrail sold to KCS in May 2003. On September 23, 2003, the STB issued a decision finding no need to rule on the transfer back to TFM of the 51% interest in Mexrail that KCS acquired on May 9, 2003. The effect of the decision was to allow TFM to reaquire the shares in accordance with the Stock Purchase Agreement and KCS has abided by that agreement. The repurchase of Mexrail by TFM on September 30, 2003 returned 100% ownership of Mexrail to TFM and the Stock Purchase Agreement automatically terminated. The repurchase price was the price KCS paid TFM in May.

     NOTICE OF TERMINATION OF JOINT VENTURE AGREEMENT

     In addition, KCS acknowledged receipt from Grupo TMM of a notice to terminate a joint venture agreement between the parties entered into in 1995. Pursuant to such notice, the joint venture agreement terminated on December 1, 2003.

                   DESCRIPTION OF THE SERIES C PREFERRED STOCK

     The following is a summary of certain provisions of the certificate of designations for our 4.25% Redeemable Cumulative Convertible Perpetual Preferred Stock, Series C, which we refer to as the "Series C Preferred Stock." A copy of the certificate of designations and the form of Series C Preferred Stock share certificate are available upon request from us at the address set forth under "Where You Can Find More Information." The following summary of the terms of the Series C Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designations, including the definitions of terms used in the certificate of designations. Wherever particular provisions or defined terms of the certificate of designations or form of Series C Preferred Stock are referred to, these provisions or defined terms are incorporated by reference in this prospectus by reference. We urge you to read the certificate of designations because it, and not this description, defines your rights as a holder of shares of Series C Preferred Stock. As used in this section, the terms the "KCS," "us," "we" or "our" refer to Kansas City Southern and not any of its subsidiaries.

GENERAL

     Under our restated certificate of incorporation, our board of directors is authorized, without further stockholder action, to issue up to 2,000,000 shares of New Series Preferred Stock, par value $1.00 per share, in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing therefor. We have 450,000 shares of authorized New Series Preferred Stock which are undesignated. Of the 2,000,000 shares of New Series Preferred Stock, (1) 150,000 shares are designated as New Series Preferred Stock Series A, of which no shares are currently outstanding, (2) 1,000,000 shares are designated as Series B Convertible Preferred Stock, of which no shares are currently outstanding and (3) 400,000 shares of are designated as 4.25% Redeemable Cumulative Convertible Perpetual Preferred Stock, Series C, of which 400,000 shares are currently outstanding. We also have outstanding 242,170 shares of Preferred Stock out of 840,000 authorized shares.

     The holders of the shares of Series C Preferred Stock will have no preemptive rights or preferential rights to purchase or subscribe for stock, obligations, warrants or any other of our securities.

RANKING

     The Series C Preferred Stock, with respect to dividend rights and upon liquidation, winding up and dissolution, ranks:

     o    junior to all our existing and future debt obligations;

     o junior to "senior stock," which is our Preferred Stock, and each class or series of our capital stock other than (a) our common stock and any other class or series of our capital stock the terms of which provide that such class or series will rank junior to the Series C Preferred Stock and (b) any other class or series of our capital stock the terms of which provide that such class or series will rank on a parity with the Series C Preferred Stock;

     o on a parity with "parity stock," which is (a) our New Series Preferred Stock, Series A, (b) our Series B Convertible Preferred Stock and (c) any other class or series of our capital stock that has terms which provide that such class or series will rank on a parity with the Series C Preferred Stock;

     o senior to "junior stock," which is our common stock and each class or series of our capital stock that has terms which provide that such class or series will rank junior to the Series C Preferred Stock; and

     o effectively junior to all of our subsidiaries' (i) existing and future liabilities and (ii) capital stock held by others.

The term "senior stock" includes warrants, rights, calls or options exercisable for or convertible into that type of stock.

DIVIDENDS

     Holders of the shares of Series C Preferred Stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for payment, cumulative cash dividends on each outstanding share of Series C Preferred Stock at the annual rate of 4.25% of the liquidation preference per share. The dividend rate is initially equivalent to $21.25 per share annually. The right of holders of the shares of Series C Preferred Stock to receive dividend payments is subject to the rights of any holders of shares of senior stock and parity stock.

     Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, beginning on August 15, 2003. If any of those dates is not a business day, then dividends will be payable on the next succeeding business day. Dividends will accumulate from the most recent date as to which dividends will have been paid or, if no dividends have been paid, from the date of original issuance of the Series C Preferred Stock. Dividends are payable to holders of record as they appear in our stock records at the close of business on February 1, May 1, August 1 and November 1 of each year or on a record date that may be fixed by our board of directors and that will be not more than 60 days nor fewer than 10 days before the applicable quarterly dividend payment date. Dividends will be cumulative from each quarterly dividend payment date, whether or not we have funds legally available for the payment of those dividends.

     Dividends payable on the shares of Series C Preferred Stock for any period shorter than a full quarterly period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the shares of Series C Preferred Stock, including special dividends, if any, will be payable in cash. Accumulated unpaid dividends cumulate dividends at the annual rate of 4.25% and are payable in the manner provided above.

     For so long as the Series C Preferred Stock is outstanding, (1) we will not declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any junior stock or parity stock and (2) neither we, nor any of our subsidiaries, will redeem, purchase or otherwise acquire for consideration junior stock or parity stock through a sinking fund or otherwise, unless we have paid or set apart funds for the payment of all accumulated and unpaid dividends, including special dividends, if any, with respect to the shares of the Series C Preferred Stock and any parity stock for all preceding dividend periods. As an exception to clause (2), we will be able to redeem, purchase or otherwise acquire for consideration parity stock pursuant to a purchase or exchange offer made on the same terms to all holders of Series C Preferred Stock and such parity stock.

     Holders of the Series C Preferred Stock will not have any right to receive dividends that we may declare on our common stock. The right to receive dividends declared on our common stock will be realized only after conversion of such holder's shares of Series C Preferred Stock into shares of our common stock.

CONVERSION RIGHTS

GENERAL

     Each share of Series C Preferred Stock will be convertible at any time and from time to time, on or after the occurrence of the conversion triggering events described below at the option of the holder, into fully paid and nonassessable shares of our common stock at a conversion rate of 33.4728 shares, subject to adjustments as described under "--Adjustments to the Conversion Rate."

     A holder of shares of the Series C Preferred Stock may convert any or all of those shares by surrendering to us at our principal office or at the office of the transfer agent, as may be designated by our board of directors, the certificate or certificates for those shares of the Series C Preferred Stock accompanied by a written notice stating that the holder elects to convert all or a specified whole number of those shares in accordance with the provisions described in this prospectus and specifying the name or names in which the holder wishes the certificate or certificates for shares of common stock to be issued. In case the notice specifies a name or names other than that of the holder, the notice will be accompanied by payment of all transfer taxes payable upon the issuance of shares of common stock in that name or names. Other than those taxes, we will pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of shares of common stock upon conversion of shares of the Series C Preferred Stock. As promptly as practicable after the surrender of that certificate or certificates and the receipt of the notice relating to the conversion and payment of all required transfer taxes, if any, or the demonstration to our satisfaction that those taxes have been paid, we will deliver or cause to be delivered (a) certificates representing the number of validly issued, fully paid and nonassessable full shares of our common stock to which the holder, or the holder's transferee, of shares of the Series C Preferred Stock being converted will be entitled and (b) if less than the full number of shares of Series C Preferred Stock evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by the surrendered certificate or certificates less the number of shares being converted. This conversion will be deemed to have been made at the close of business on the date of giving the notice and of surrendering the certificate or certificates representing the shares of Series C Preferred Stock to be converted so that the rights of the holder thereof as to the shares being converted will cease except for the right to receive shares of common stock, and the person entitled to receive the shares of common stock will be treated for all purposes as having become the record holder of those shares of common stock at that time.

     In lieu of the foregoing procedures, if the Series C Preferred Stock is held in global form, you must comply with The Depository Trust Company ("DTC") procedures to convert your beneficial interest in respect of Series C Preferred Stock evidenced by a global share of Series C Preferred Stock.

     If a holder of shares of Series C Preferred Stock exercises conversion rights, upon delivery of the shares for conversion, those shares will cease to cumulate dividends as of the end of the day immediately preceding the date of conversion. Holders of shares of Series C Preferred Stock who convert their shares into our common stock will not be entitled to, nor will the conversion rate be adjusted for, any accumulated and unpaid dividends. Accordingly, shares of Series C Preferred Stock surrendered for conversion after the close of business on any record date for the payment of dividends declared and before the opening of business on the dividend payment date relating to that record date must be accompanied by a payment in cash of an amount equal to the dividend payable in respect of those shares for the dividend period in which the shares are converted. A holder of shares of Series C Preferred Stock on a dividend payment record date who converts such shares into shares of our common stock on the corresponding dividend payment date will be entitled to receive the dividend payable on such shares of Series C Preferred Stock on such dividend payment date, and the converting holder need not include payment of the amount of such dividend upon surrender of shares of Series C Preferred Stock for conversion.

     Notwithstanding the foregoing, if shares of Series C Preferred Stock are converted during the period between the close of business on any dividend payment record date and the opening of business on the corresponding dividend payment date, and we have called such shares of Series C Preferred Stock for redemption during such period or we have specified a fundamental change purchase date during such period, the holder who tenders such shares for conversion will receive the dividend payable on such dividend payment date and need not include payment of the amount of such dividend upon surrender of shares of Series C Preferred Stock for conversion.

     In case any shares of Series C Preferred Stock are to be redeemed, the right to convert those shares of the Series C Preferred Stock will terminate at 5:00 p.m., New York City time, on the business day immediately preceding the date fixed for redemption unless we default in the payment of the redemption price of those shares.

     In connection with the conversion of any shares of Series C Preferred Stock, no fractional shares of common stock will be issued, but we will pay a cash adjustment in respect of any fractional interest in an amount equal to the fractional interest multiplied by the closing sale price of our common stock (as defined below under "--Conversion Rights--Events Triggering Conversion Rights--Conversion Rights Based on Trading Price of Our Common Stock") on the date the shares of Series C Preferred Stock are surrendered for conversion. If more than one share of Series C Preferred Stock will be surrendered for conversion by the same holder at the same time, the number of full shares of common stock issuable on conversion of those shares will be computed on the basis of the total number of shares of Series C Preferred Stock so surrendered.

     We will at all times reserve and keep available, free from preemptive rights, for issuance upon the conversion of shares of Series C Preferred Stock a number of our authorized but unissued shares of common stock that will from time to time be sufficient to permit the conversion of all outstanding shares of Series C Preferred Stock.

     Before the delivery of any securities that we will be obligated to deliver upon conversion of the Series C Preferred Stock, we will comply with all applicable federal and state laws and regulations that require action to be taken by us. All shares of common stock delivered upon conversion of the Series C Preferred Stock will upon delivery be duly and validly issued, fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights.

EVENTS TRIGGERING CONVERSION RIGHTS

     A holder's right to convert its shares of Series C Preferred Stock will arise only upon the occurrence of the events specified in this section.

     CONVERSION RIGHTS BASED ON TRADING PRICE OF OUR COMMON STOCK. Commencing after June 30, 2003, a holder may surrender shares of Series C Preferred Stock for conversion into shares of our common stock in any fiscal quarter (and only during such fiscal quarter), if, as of the last day of the preceding fiscal quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than 110% of the "conversion price" as of the last day of such preceding fiscal quarter. The "conversion price" as of any day will equal the liquidation preference divided by the conversion rate in effect on such date.

     "Trading day" means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") or, if our common stock is not quoted on Nasdaq, on the principal other market on which our common stock is then traded.

     The "closing sale price" of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by Nasdaq or by the National Quotation Bureau Incorporated. In the absence of such a quotation, we will determine the closing sale price on the basis we consider appropriate.

     CONVERSION RIGHTS UPON CREDIT RATING DOWNGRADE. After the earlier of (a) the date the Series C Preferred Stock is assigned a credit rating by both S&P and Moody's and (b) May 31, 2003, during a period in which (1) the credit rating assigned to the Series C Preferred Stock by S&P is below CCC, (2) the credit rating assigned to the Series C Preferred Stock by Moody's is below Caa3 (3) either S&P or Moody's does not assign a credit rating to the Series C Preferred Stock, or (4) any rating is suspended or withdrawn by either S&P or Moody's, holders may also surrender Series C Preferred Stock for conversion into shares of our common stock.

     CONVERSION UPON SATISFACTION OF TRADING PRICE CONDITION. Holders may surrender their shares of Series C Preferred Stock for conversion into shares of our common stock during the five business day period after any five consecutive trading-day period in which the trading price of the Series C Preferred Stock for each day of that five trading-day period was less than 98% of the product of the closing sale price of our common stock and the conversion rate in effect on each such day.

     The "trading price" of the Series C Preferred Stock on any date of determination means the average of the secondary market bid quotations obtained by us or a calculation agent for 50,000 shares of Series C Preferred Stock at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers that we or a calculation agent selects; provided that if three such bids cannot reasonably be obtained by us or a calculation agent, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by us or the calculation agent, that one bid shall be used. If we or a calculation agent cannot reasonably obtain at least one bid for 50,000 shares of Series C Preferred Stock from a nationally recognized securities dealer, or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the Series C Preferred Stock, then the trading price per share of Series C Preferred Stock will be deemed to be less than 98% of the product of the closing sale price of our common stock and the conversion rate.

     CONVERSION RIGHTS UPON NOTICE OF REDEMPTION. A holder may surrender for conversion any or all shares of Series C Preferred Stock that have been called for redemption at any time prior to 5:00 p.m., New York City time, on the business day immediately preceding the date of redemption, even if the Series C Preferred Stock is not otherwise convertible at that time.

     CONVERSION RIGHTS UPON OCCURRENCE OF CERTAIN CORPORATE TRANSACTIONS. If we are party to a consolidation, merger or binding share exchange pursuant to which shares of our common stock would be converted into cash, securities or other property, a holder may surrender shares of Series C Preferred Stock for conversion into shares of our common stock at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction and, at the effective time, the right to convert shares of Series C Preferred Stock into shares of our common stock will be changed into a right to convert such Series C Preferred Stock into the kind and amount of cash, securities or other property of us or another person that the holder would have received if the holder had converted the holder's Series C Preferred Stock immediately prior to the transaction. If such transaction also constitutes a fundamental change, the holder will be able to require us to purchase all or a portion of such holder's Series C Preferred Stock as described under "--Fundamental Change Requires Us to Purchase Shares of Series C Preferred Stock at the Option of the Holder."

     If we elect to:

     o distribute to all holders of our common stock rights or warrants entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, our common stock at less than the average closing sale price for the 10 trading days preceding the declaration date for such distribution; or

     o distribute to all holders of our common stock, cash, assets, debt securities or rights to purchase our securities, which distribution has a per share value exceeding 5% of the closing sale price of our common stock on the day immediately preceding the declaration date for such distribution;

we must notify you at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your shares of Series C Preferred Stock for conversion at any time until the earlier of the close of business on the business day immediately preceding the ex-dividend date or any announcement by us that such distribution will not take place. No adjustment to the conversion rate or your ability to convert will be made if you will otherwise participate in the distribution without conversion.

     Upon determination that Series C Preferred Stock holders are or will be entitled to convert their Series C Preferred Stock into shares of our common stock in accordance with any of the foregoing provisions, we will issue a press release and publish such information on our website on the World Wide Web.

ADJUSTMENTS TO THE CONVERSION RATE

     The conversion rate is subject to adjustment from time to time if any of the following events occur:

     o dividends or distributions on shares of our common stock payable in shares of our common stock;

     o subdivisions, combinations or certain reclassifications of shares of our common stock;

     o distributions to all holders of shares of our common stock of rights or warrants entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, our common stock at less than the average closing sale price for the 10 trading days preceding the declaration date for such distribution;

     o distributions to all holders of shares of our common stock of shares of our capital stock, evidences of indebtedness or assets, including securities but excluding:

          o    rights or warrants specified above;

          o    dividends or distributions specified above; and

          o    cash distributions.

          In the event that we make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interest in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.

     o distributions to all holders of shares of our common stock of cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up, to the extent that the aggregate cash dividends per share of common stock in any twelve month period exceeds the greater of:

          o the annualized amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion rate pursuant to this clause, as adjusted to reflect subdivisions or combinations of the common stock; and

          o 5% of the average of the closing sale price of the common stock during the ten trading days immediately prior to the declaration date of the dividend.

          If an adjustment is required to be made under this clause as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause. If an adjustment is required to be made under this clause as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

     o we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

     o someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:

          o the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding; and

          o the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

          However, the adjustment referred to in this clause will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

     We have adopted a Rights Agreement dated September 19, 1995, pursuant to which certain rights were issued with respect to our shares of common stock. You will receive, upon conversion of your Series C Preferred Stock, in addition to the common stock, the rights under the rights agreement or any other rights plan then in effect unless, prior to conversion, the rights have expired, terminated or been redeemed or unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted at the time of separation as if we had distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described under the fourth bullet point above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

     In the event of:

     o    any reclassification of our common stock;

     o    a consolidation, merger or combination involving us; or

     o    a  sale  or  conveyance  to  another   person  or  entity  of  all  or
          substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your Series C Preferred Stock you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the Series C Preferred Stock into our common stock immediately prior to any of these events.

     The proposed Acquisition and transactions described under "Description of the Acquisitions" including the Merger, and the renaming of KCS to NAFTA Rail are not, as proposed, expected to trigger any adjustments to the conversion rate.

     You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See "Certain United States Federal Tax Considerations."

     We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See "Certain United States Federal Tax Considerations."

     We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

OPTIONAL REDEMPTION

     We may not redeem any shares of Series C Preferred Stock before May 20, 2008. On or after May 20, 2008, we will have the option to redeem some or all the shares of Series C Preferred Stock at a redemption price of 100% of the liquidation preference, plus accumulated and unpaid dividends, including special dividends, if any, to the redemption date, but only if the closing sale price of our common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date we give the redemption notice exceeds 135% of the conversion price in effect on each such day. If full cumulative dividends on the Series C Preferred Stock have not been paid, the Series C Preferred Stock may not be redeemed and we may not purchase or acquire any shares of Series C Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Series C Preferred Stock and any parity stock.

     We may elect to pay the redemption price in cash, common stock, or a combination of cash and common stock. The number of shares of common stock a holder will receive will equal the relevant amount of the redemption price divided by 97.5% of the average of the closing sale prices of our common stock for the five trading days ending on the third trading day prior to the redemption date. However, we may not pay the purchase price in common stock or a combination of common stock and cash unless we satisfy certain conditions prior to the redemption date as provided in the certificate of designations, including:

     o registration of the shares of our common stock to be issued upon redemption under the Securities Act and the Exchange Act, if required;

     o qualification of the shares of our common stock to be issued upon redemption under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

     o listing of our common stock on a United States national securities exchange or quotation thereof in an inter-dealer quotation system of any registered United States national securities association.

     In the event of an optional redemption, we will send a written notice by first class mail to each holder of record of the Series C Preferred Stock at such holder's registered address, not fewer than 30 nor more than 90 days prior to the redemption date, stating, among other things, whether the redemption price will be paid in cash or common stock, or a combination and, if a combination, specifying the portions payable in cash and common stock. In addition, we will (i) publish such information once in a daily newspaper printed in the English language and of general circulation in the Borough of Manhattan, City of New York, (ii) issue a press release containing such information, and
(iii) publish such information on our website on the World Wide Web.

     Because the average closing sale price of our common stock will be determined prior to the redemption date, holders of Series C Preferred Stock bear the market risk that our common stock will decline in value between the date the average closing sale price is calculated and the redemption date. In addition, because the number of shares of our common stock that you will receive upon any redemption for shares is based on the average closing sale price for a 5 trading day period, the market value of those shares on the date of receipt may be less than the value of those shares based on the average closing sale price.

     If we give notice of redemption, then, by 12:00 p.m., New York City time, on the redemption date, to the extent funds are legally available, we shall, with respect to:

     o shares of Series C Preferred Stock held by DTC or its nominees, deposit or cause to be deposited, irrevocably with DTC cash or common stock sufficient to pay the redemption price and will give DTC irrevocable instructions and authority to pay the redemption price to holders of such shares of Series C Preferred Stock; and

     o shares of Series C Preferred Stock held in certificated form, deposit or cause to be deposited, irrevocably with the transfer agent cash or common stock sufficient to pay the redemption price and will give the transfer agent irrevocable instructions and authority to pay the redemption price to holders of such shares of Series C Preferred Stock upon surrender of their certificates evidencing their shares of Series C Preferred Stock.

     If on the redemption date DTC and the transfer agent hold cash or common stock sufficient to pay the redemption price for the shares of Series C Preferred Stock delivered for redemption in accordance with the terms of the certificate of designations, dividends will cease to accumulate on those shares of Series C Preferred Stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price.

     Payment of the redemption price for the shares of Series C Preferred Stock is conditioned upon book-entry transfer of or physical delivery of certificates representing the Series C Preferred Stock, together with necessary endorsements, to the transfer agent, or to the transfer agent's account at DTC, at any time after delivery of the redemption notice. Payment of the redemption price for the Series C Preferred Stock will be made (i) if book-entry transfer of or physical delivery of the Series C Preferred Stock has been made by or on the redemption date, on the redemption date, or (ii) if book-entry transfer of or physical delivery of the Series C Preferred Stock has not been made by or on such date, at the time of book-entry transfer of or physical delivery of the Series C Preferred Stock.

     If the redemption date falls after a dividend payment record date and before the related dividend payment date, holders of the shares of Series C Preferred Stock at the close of business on that dividend payment record date will be entitled to receive the dividend payable on those shares on the corresponding dividend payment date. The redemption price payable on such redemption date will include only the liquidation preference, but will not include any amount in respect of dividends declared and payable on such corresponding dividend payment date.

     In the case of any partial redemption, we will select the shares of Series C Preferred Stock to be redeemed on a pro rata basis, by lot or any other method that we, in our discretion, deem fair and appropriate.

     Our restated certificate of incorporation provides that we may not redeem the Series C Preferred Stock if, (i) as of the date of the mailing of the redemption notice, such redemption would, if such date were the date fixed for redemption, reduce our net assets remaining after such redemption below twice the aggregate amount payable upon voluntary or involuntary liquidation, dissolution or winding up or (ii) we have not paid or set apart for payment all accumulated dividends for the current and prior dividend periods in respect of shares which have a right to cumulative dividends.

FUNDAMENTAL CHANGE REQUIRES US TO PURCHASE SHARES OF SERIES C PREFERRED STOCK AT THE OPTION OF THE HOLDER

     In the event of a fundamental change, you will have the right, at your option, subject to the terms and conditions of the certificate of designations, to require us to purchase any or all of your shares of Series C Preferred Stock. We will purchase the Series C Preferred Stock at a price equal to 100% of the liquidation preference of the Series C Preferred Stock to be purchased plus any accumulated and unpaid dividends, including special dividends, if any, to, but excluding, the fundamental change purchase date, unless such fundamental change purchase date falls after a record date and on or prior to the corresponding dividend payment date, in which case (i) we will pay the full amount of accumulated and unpaid dividends payable on such dividend payment date only to the holder of record at the close of business on the corresponding record date and (ii) the purchase price payable on the fundamental change purchase date will include only the liquidation preference, but will not include any amount in respect of dividends declared and payable on such corresponding payment date. We will be required to purchase the Series C Preferred Stock as of the date that is not less than 20 nor more than 35 business days after the occurrence of such fundamental change, which we refer to as a fundamental change purchase date.

     We will pay the purchase price of the Series C Preferred Stock, at our option, in cash, in shares of our common stock or any combination thereof. The number of shares of common stock a holder will receive will equal the purchase price divided by 97.5% of the average closing sale prices for the five trading days ending on the third trading day prior to the fundamental change purchase date. However, we may not pay the purchase price in common stock, unless we satisfy certain conditions prior to the fundamental change purchase date as provided in the certificate of designations including:

     o    registration  of  the  shares  of  the  applicable   common  stock  or
          securities to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

     o qualification of the shares of common stock to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

     o listing of the shares of common stock on a United States national securities exchange or quotation thereof in an inter-dealer quotation system of any registered United States national securities association.

     If we pay the purchase price in shares of common stock, we will notify you of such payment in our notice regarding the fundamental change. Because the average closing sale price of our common stock will be determined prior to the fundamental change purchase date, holders of Series C Preferred Stock bear the market risk that our common stock will decline in value between the date the average closing sale price is calculated and the purchase date. In addition, because the number of shares of our common stock that you will receive is based on the average closing sale price for a five trading day period, the market value of those shares on the date of receipt may be less than the value of those shares based on the average closing sale price.

     A "fundamental change" is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive consideration which is not all or substantially all common stock that:

     o is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

     o is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

     Within 15 business days after the occurrence of a fundamental change, we are obligated to mail to all holders of Series C Preferred Stock at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law (and issue a press release and publish on our website on the World Wide Web) a notice regarding the fundamental change, stating, among other things:

     o    the events causing a fundamental change;

     o    the date of such fundamental change;

     o    the last date on which the purchase right may be exercised;

     o the fundamental change purchase price and whether that price will be paid in cash or shares of our common stock or any specified combination thereof;

     o    the fundamental change purchase date;

     o    the name and address of the paying agent and the conversion agent;

     o    the conversion rate and any adjustments to the conversion rate;

     o that the Series C Preferred Stock with respect to which a fundamental change purchase notice is given by the holder may be converted only if the fundamental change purchase notice has been withdrawn in accordance with the terms of the Series C Preferred Stock; and

     o    the procedures that holders must follow to exercise these rights.

     To exercise this right, you must deliver a written notice to the transfer agent prior to the close of business on the business day immediately before the fundamental change purchase date. The required purchase notice upon a fundamental change must state:

     o if certificated shares of Series C Preferred Stock have been issued, the Series C Preferred Stock certificate numbers, or if not, such information as may be required under applicable DTC procedures;

     o    the number of preferred shares to be purchased; and

     o that we are to purchase such Series C Preferred Stock pursuant to the applicable provisions of the Series C Preferred Stock and certificate of designations.

     You may withdraw any fundamental change purchase notice by a written notice of withdrawal delivered to the transfer agent prior to the close of business on the business day before the fundamental change purchase date. The notice of withdrawal must state:

     o    the number of the withdrawn shares of Series C Preferred Stock;

     o if certificated shares of Series C Preferred Stock have been issued, the Series C Preferred Stock certificate numbers, or if not, such information as may be required under applicable DTC procedures; and

     o the number, if any, of shares of Series C Preferred Stock that remain subject to your fundamental change purchase notice.

     A holder must either effect book-entry transfer or deliver the Series C Preferred Stock to be purchased, together with necessary endorsements, to the office of the transfer agent after delivery of the fundamental change purchase notice to receive payment of the fundamental change purchase price. You will receive payment in cash or shares of common stock, as applicable, on the later of the fundamental change purchase date or the time of book-entry transfer or the delivery of the Series C Preferred Stock. If the transfer agent holds money or securities sufficient to pay the fundamental change purchase price of the Series C Preferred Stock on the business day following the fundamental change purchase date, then, immediately after the fundamental change purchase date:

     o    the shares of Series C Preferred Stock will cease to be outstanding;

     o    dividends will cease to accrue; and

     o    all other rights of the holder will terminate.

     This will be the case whether or not book-entry transfer of the Series C Preferred Stock is made or whether or not the Series C Preferred Stock is delivered to the transfer agent.

     The fundamental change purchase feature of the Series C Preferred Stock may in certain circumstances make more difficult or discourage a takeover of KCS. The fundamental change purchase feature, however, is not the result of our knowledge of any specific effort:

     o    to accumulate shares of common stock;

     o to obtain control of KCS by means of a merger, tender offer, solicitation or otherwise; or

     o    by management to adopt a series of anti-takeover provisions.

     Instead, the terms of the fundamental change purchase feature resulted from negotiations between the Initial Purchasers and us.

     We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a fundamental change with respect to the fundamental change purchase feature of the Series C Preferred Stock but that would increase the amount of our (or our subsidiaries') outstanding indebtedness.

     Our ability to purchase shares of Series C Preferred Stock upon the occurrence of a fundamental change is subject to important limitations. Because we are a holding company, our ability to purchase the Series C Preferred Stock for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. If a fundamental change were to occur, we may not have sufficient legally available funds to pay the purchase price in cash for all tendered shares of Series C Preferred Stock. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting the purchase of the Series C Preferred Stock under certain circumstances, or expressly prohibit our purchase of the Series C Preferred Stock upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing shares of Series C Preferred Stock for cash, we could seek the consent of our lenders to purchase the Series C Preferred Stock or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase the Series C Preferred Stock, except as described below.

     If, following a fundamental change, we are prohibited from paying the purchase price of the Series C Preferred Stock in cash under the terms of our credit agreements or other agreements relating to our indebtedness, we will, if permitted under those agreements and under applicable law, elect to pay the purchase price of the Series C Preferred Stock in shares of our common stock or, in the case of a merger in which we are not the surviving corporation, common stock of the surviving corporation or its direct or indirect parent corporation.


VOTING RIGHTS

     Unless otherwise determined by our board of directors, holders of shares of Series C Preferred Stock will not have any voting rights except as described below, as provided in our restated certificate of incorporation, or as otherwise required from time to time by law. Whenever (1) dividends on any shares of Series C Preferred Stock or any other class or series of stock ranking on a parity with the Series C Preferred Stock with respect to the payment of dividends shall be in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters or (2) we fail to pay the redemption price on the date shares of Series C Preferred Stock are called for redemption or the purchase price on the purchase date for shares of Series C Preferred Stock following a fundamental change, then, in each case, the holders of shares of Series C Preferred Stock (voting separately as a class with all other series of other preferred stock on parity with the Series C Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two of the authorized number of our directors at the next annual meeting of stockholders and each subsequent meeting until all dividends accumulated on the Series C Preferred Stock have been fully paid or set aside for payment. The term of office of all directors elected by the holders of Series C Preferred Stock will terminate immediately upon the termination of the right of the holders of

Series C Preferred Stock to vote for directors. Each holder of shares of the Series C Preferred Stock will have one vote for each share of Series C Preferred Stock held.

     So long as any shares of the Series C Preferred Stock remain outstanding, we will not, without the consent of the holders of at least two-thirds of the shares of Series C Preferred Stock outstanding at the time, voting separately as a class with all other series of Series C Preferred Stock upon which like voting rights have been conferred and are exercisable (1) issue or increase the authorized amount of any class or series of stock ranking senior to the outstanding Series C Preferred Stock as to dividends or upon liquidation or (2) amend, alter or repeal provisions of our restated certificate of incorporation or of the resolutions contained in the certificate of designations, whether by merger, consolidation or otherwise, so as to amend, alter or affect any power, preference or special right of the outstanding Series C Preferred Stock or the holders thereof without the affirmative vote of not less than two-thirds of the issued and outstanding Series C Preferred Stock; provided, however, that any increase in the amount of the authorized common stock or authorized Series C Preferred Stock or the creation and issuance of other series of common stock or Series C Preferred Stock ranking on a parity with or junior to the Series C Preferred Stock as to dividends and upon liquidation will not be deemed to materially and adversely affect such powers, preference or special rights.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of our company resulting in a distribution of assets to the holders of any class or series of our capital stock, each holder of shares of Series C Preferred Stock will be entitled to payment out of our assets available for distribution of an amount equal to the liquidation preference per share of Series C Preferred Stock held by that holder, plus all accumulated and unpaid dividends, on those shares to the date of that liquidation, dissolution, winding up, before any distribution is made on any junior stock, including our common stock, but after any distributions on any of our indebtedness or senior stock. After payment in full of the liquidation preference and all accumulated and unpaid dividends to which holders of shares of Series C Preferred Stock are entitled, holders will not be entitled to any further participation in any distribution of our assets. If, upon any voluntary or involuntary liquidation, dissolution or winding up of our company, the amounts payable with respect to shares of Series C Preferred Stock and all other parity stock are not paid in full, holders of shares of Series C Preferred Stock and holders of the parity stock will share equally and ratably in any distribution of our assets in proportion to the liquidation preference and all accumulated and unpaid dividends to which each such holder is entitled.

     Neither the voluntary sale, conveyance, exchange or transfer, for cash, shares of stock, securities or other consideration, of all or substantially all of our property or assets nor the consolidation, merger or amalgamation of our company with or into any corporation or the consolidation, merger or amalgamation of any corporation with or into our company will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of our company.

     We are not required to set aside any funds to protect the liquidation preference of the shares of Series C Preferred Stock, although the liquidation preference will be substantially in excess of the par value of the shares of the Series C Preferred Stock.

TRANSFER AGENT

     The transfer agent, registrar, dividend disbursing agent, calculation agent and redemption agent for the Series C Preferred Stock is UMB Bank, N.A.

BOOK-ENTRY SYSTEM

     The Series C Preferred Stock has been issued in the form of a global security held in book-entry form. DTC's nominee, Cede & Co. is the sole registered holder of the Series C Preferred Stock. Owners of beneficial interests in the Series C Preferred Stock represented by the global security will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the Series C

Preferred Stock, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights provided to the holders of the Series C Preferred Stock under the global security or the certificate of designations. Our company and any of our agents may treat DTC as the sole holder and registered owner of the global securities.

     DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

EXCHANGE OF GLOBAL SECURITIES

     The Series C Preferred Stock, represented by the global security, will be exchangeable for certificated securities with the same terms only if:

     o DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days; or

     o we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary).

REGISTRATION RIGHTS

     This summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which we will make available upon written request as described under "Where You Can Find More Information."

     We have agreed under the registration rights agreement, at our expense, for the benefit of the holders, to file with the SEC a shelf registration statement covering resale of the Series C Preferred Stock and the shares of our common stock issuable upon conversion of the Series C Preferred Stock by August 3, 2003. We have agreed to use our best efforts to cause the shelf registration statement to become effective by November 1, 2003, and to keep the shelf registration statement effective until the earlier of (i) the sale pursuant to Rule 144 under the Securities Act or the shelf registration statement of all the securities registered thereunder, and (ii) the expiration of the holding period applicable to such securities held by persons that are not affiliates of ours under Rule 144(k) under the Securities Act or any successor provision, subject to permitted exceptions.

     We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

     o    exceed 30 days in any three-month period; or

     o    exceed an aggregate of 90 days for all periods in any 12-month period.

     We will pay predetermined liquidated damages as described herein in the form of "special dividends" to holders of transfer restricted Series C Preferred Stock and in the form of "liquidated damages payments" to holders of transfer restricted common stock issued upon conversion of such Series C Preferred Stock, if a shelf registration statement is not timely declared effective or if the prospectus is unavailable for the periods in excess of those permitted above. Such special dividends or liquidated damages payments shall accumulate until such failure to file or become effective or unavailability is cured:

     o on the Series C Preferred Stock at an annual rate equal 0.50% of the aggregate liquidation preference of Series C Preferred Stock; and

     o on the common stock that has been issued on conversion of the Series C Preferred Stock, at an annual rate equal to 0.50% of an amount equal to the conversion price.

     So long as the failure to become effective or unavailability continues, we will pay special dividends or make liquidated damages payments, as applicable, in cash on each dividend payment date for the Series C Preferred Stock to the holder of record of such transfer restricted Series C Preferred Stock or common stock on the record date immediately preceding the applicable dividend payment date. When such registration default is cured, accumulated and unpaid special dividends or liquidated damages payments will be paid in cash to the record holder as of the date of such cure.

     A holder who sells Series C Preferred Stock or shares of our common stock issued upon conversion of the Series C Preferred Stock pursuant to the shelf registration statement generally will be required to:

     o    be named as a selling securityholder in the related prospectus;

     o    deliver a prospectus to purchasers; and

     o be bound by certain provisions of the registration rights agreement that are applicable to such holder, including certain indemnification provisions, and will be subject to certain civil liability provisions under the Securities Act.

     Under the registration rights agreement we will:

     o    pay all of our expenses of the shelf registration statement;

     o provide copies of such prospectus to each holder that has notified us of its acquisition of Series C Preferred Stock or shares of our common stock issued upon conversion of the Series C Preferred Stock;

     o notify each such holder when the shelf registration statement has become effective; and

     o take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the Series C Preferred Stock and the shares of our common stock issued upon conversion of the Series C Preferred Stock.

     We have agreed in the registration rights agreement to give notice to all holders of the filing and effectiveness of the shelf registration statement by release made to Reuters Economic Services and Bloomberg Business News or other reasonable means of distribution. A notice and questionnaire (the "questionnaire") must be completed and delivered by a holder to us at least three business days prior to any intended distribution of Series C Preferred Stock or shares of our common stock issuable upon conversion of the Series C Preferred Stock pursuant to the shelf registration statement. Holders are required to complete and deliver the questionnaire at least ten business days prior to the effectiveness of the shelf registration statement in order to be named as a selling security holder in the related prospectus at the time of effectiveness. Upon receipt of a completed questionnaire after that time, together with such other information as we may reasonably request from a holder, we will, within five business days, file such amendments to the shelf registration statement or supplements to a related prospectus as are necessary to permit such holder to deliver such prospectus to purchasers of Series C Preferred Stock or shares of our common stock issuable upon conversion of the Series C Preferred Stock, subject to our right to suspend the use of the prospectus as described above. We will pay the special dividends or liquidated damages payments described above to the holder if we fail to make the filing in the time required or, if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days of the filing. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling security holder in the prospectus and therefore will not be permitted to sell the Series C Preferred Stock or shares of our common stock issuable upon conversion of the Series C Preferred Stock pursuant to the shelf registration statement.

                        DESCRIPTION OF KCS CAPITAL STOCK

     The description of our capital stock set forth below is not complete and is qualified by reference to our restated certificate of incorporation (including the certificate of designations for the Series C Preferred Stock) and bylaws. Copies of our restated certificate of incorporation (including the certificate of designations for the Series C Preferred Stock) and bylaws are available from us upon request. These documents have also been filed with the SEC. Please read "Where You Can Find More Information."

AUTHORIZED CAPITAL STOCK

     Under our restated certificate of incorporation, KCS is authorized to issue
(i) 400,000,000 shares of common stock, par value $0.01 per share, (ii) 840,000 shares of Preferred Stock, par value $25.00 per share, and (ii) 2,000,000 shares of New Series Preferred Stock, par value $1.00 per share, of which 150,000 shares are designated as New Series Preferred Stock, Series A ("Series A Preferred Stock"), 1,000,000 shares are designated as Series B Convertible Preferred Stock ("Series B Preferred Stock") and 400,000 shares are designated as 4.25% Redeemable Cumulative Convertible Perpetual Preferred Stock, Series C. As of November 30, 2003, 62,102,283 shares of common stock were issued and outstanding (excluding 11,266,833 treasury shares), 242,170 shares of Preferred Stock were issued and outstanding, 400,000 shares of Series C Preferred Stock were issued and outstanding, and no other shares of New Series Preferred Stock were outstanding. In connection with the Acquisition, upon obtaining stockholder approval, KCS intends to amend its restated certificate of incorporation to, among other things, authorize the issuance of the Class A Convertible Common Stock. See "Description of the Class A Convertible Common Stock." No other classes of capital stock are authorized under KCS's restated certificate of incorporation. The issued and outstanding shares of common stock, Preferred Stock and Series C Preferred Stock are duly authorized, validly issued, fully paid and non-assessable. Our common stock and Preferred Stock are listed on the New York Stock Exchange.

COMMON STOCK

     Holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor, provided that, if any shares of New Series Preferred Stock or Preferred Stock are outstanding, no dividends or other distributions may be made with respect to the common stock unless full required dividends on the shares of New Series Preferred Stock and Preferred Stock have been paid, including accumulated dividends in the case of any series of New Series Preferred Stock designated to receive cumulative dividends.

     Holders of common stock are entitled to one vote per share multiplied by the number of directors to be elected in an election of directors, which may be cast cumulatively, and to one vote per share on any other matter, voting as a single class. In certain instances, holders of New Series Preferred Stock or Preferred Stock may have special class voting rights. Holders of Preferred Stock are entitled to one vote per share multiplied by the number of directors to be elected in an election of directors, which may be cast cumulatively, and to one vote per share on other matters. Holders of Preferred Stock vote as a single class with the holders of common stock and any series of New Series Preferred Stock having voting rights; however, whenever dividends are in arrears on the Preferred Stock for six quarters, the holders of Preferred Stock have the right to vote as a class to elect two directors at the next annual stockholders' meeting at which directors are elected and have such right until dividends have been paid on the Preferred Stock for four consecutive quarters. The vote of the holders of two-thirds of Preferred Stock voting together as a class is required for any amendment to KCS's restated certificate of incorporation which would materially and adversely alter or change the powers, preferences or special rights of such stock. See "Description of the Series C Preferred Stock--Voting Rights" for a discussion of the voting rights of holders of the Series C Preferred Stock.

     In the event of the voluntary or involuntary dissolution, liquidation or winding up of KCS, holders of common stock are entitled to receive pro rata, after satisfaction in full of the prior rights of creditors (including holders of KCS's indebtedness) and holders of New Series Preferred Stock and Preferred Stock, all the remaining assets of KCS available for distribution. The issuance of additional shares of New Series Preferred Stock or Preferred Stock may result in a dilution of the voting power and relative equity interests of the holders of common stock and would subject the common stock to the prior dividend and liquidation rights of the New Series Preferred Stock and Preferred Stock issued. The common stock is not redeemable and has no preemptive rights.

PREFERRED STOCK

     We have 840,000 shares of authorized Preferred Stock, of which 242,170 shares are issued and outstanding. Holders of Preferred Stock are entitled to receive, in the discretion of our board of directors, noncumulative dividends declared by our board of directors of up to $1 per share per year, and no more, before dividends may be declared or paid with respect to our common stock or any series of New Series Preferred Stock.

     Holders of Preferred Stock are entitled to one vote per share multiplied by the number of directors to be elected in an election of directors, which may be cast cumulatively, and to one vote per share on other matters. Holders of Preferred Stock vote as a single class with the holders of our common stock and any series of New Series Preferred Stock having voting rights. However, whenever dividends are in arrears on the Preferred Stock for six quarters, the holders of Preferred Stock have the right to vote as a class to elect two directors at the next annual stockholders' meeting at which directors are elected and have such right until dividends have been paid on the Preferred Stock for four consecutive quarters. The vote of the holders of two-thirds of Preferred Stock voting together as a class is required for any amendment to our restated certificate of incorporation which would materially and adversely alter or change the powers, preferences or special rights of the Preferred Stock.

     In the event of our voluntary or involuntary dissolution, liquidation or winding up, holders of Preferred Stock are entitled to receive payment in the amount of the par value of their Preferred Stock and any declared and unpaid dividends before any payment is made upon the New Series Preferred Stock or our common stock. The Preferred Stock is not redeemable by us and has no preemptive rights.

NEW SERIES PREFERRED STOCK

     Under our restated certificate of incorporation, our board of directors is authorized without further stockholder action, to issue up to 2,000,000 shares of New Series Preferred Stock in one or more series, with such designations, powers, preferences, rights, qualifications, limitations or restrictions, as shall be set forth in a certificate of designations filed pursuant to the Delaware Corporation Law, subject to the powers, preferences and rights of the Preferred Stock.

     If any series of New Series Preferred Stock entitles the holders thereof to dividends, such dividends may be paid following the payment or setting apart for payment of dividends on the Preferred Stock and prior to the payment or setting apart for payment of dividends on our common stock. If specified, dividends may be cumulative. In the event of a liquidation, dissolution or winding up of KCS, holders of each series of New Series Preferred Stock are subordinate to the holders of Preferred Stock, but have preference and priority over the holders of our common stock, for payments of amounts as set forth in a certificate of designations. The New Series Preferred Stock has no preemptive rights. We have 450,000 shares of authorized New Series Preferred Stock which are undesignated.

     SERIES A PREFERRED STOCK

     Our board of directors established the Series A Preferred Stock, consisting of 150,000 shares, for issuance pursuant to our Stockholder Rights Agreement (the "Rights Agreement"). No shares of Series A Preferred Stock have been issued. See "--Anti-Takeover Provisions--Rights Agreement" below.

     The shares of Series A Preferred Stock purchasable upon exercise of the Rights will have a cumulative quarterly dividend rate set by our board of directors or equal to 1,000 times the dividend declared on our common stock for such quarter. Each share will have the voting rights of one vote on all matters voted at a meeting of the stockholders for each 1/1,000th share of Series A
Preferred Stock held by such stockholder. In the event of any merger, consolidation or other transaction in which our common shares are exchanged, each share of Series A Preferred Stock will be entitled to receive an amount equal to 1,000 times the amount to be received per common share. In the event of a liquidation, the holders of Series A Preferred Stock will be entitled to receive $1,000 per share or an amount per share equal to 1,000 times the aggregate amount to be distributed per share to holders of our common stock. The shares will not be redeemable. The vote of holders of a majority of the Series A Preferred Stock, voting together as a class, will be required for any amendment to the our restated certificate of incorporation that would materially and adversely alter or change the powers, preferences or special rights of such shares.

     SERIES B PREFERRED STOCK

     In 1993, our board of directors authorized the establishment of the Series B Preferred Stock, consisting of 1,000,000 shares, for issuance to the trustee of a grantor trust formed by us entitled "Employee Plan Funding Trust" (the "Trust") for the purpose of holding shares of Series B Preferred Stock for the benefit of various KCS employee benefit plans, including the Employee Stock Ownership Plan, stock option plans and Employee Stock Purchase Plan. On October 1, 1993, we sold 1,000,000 shares of Series B Preferred Stock to the Trust for $200 million with funds borrowed from us, secured by a pledge of the securities. The Trust was administered by an independent bank trustee. The Series B Preferred Stock could only be held by the trustee of the Trust or on behalf of any employee benefit plan designated as a beneficiary of the Trust. Effective September 30, 1998, we terminated the Trust. In accordance with the Agreement to terminate the Trust, we received 872,362 shares of Series B Preferred Stock in full repayment of the indebtedness from the Trust. In addition, the remaining 127,638 shares of Series B Preferred Stock were converted by the Trustee into our common stock, at the rate of 6 to 1, resulting in the issuance to the Trust of 765,828 shares of our common stock. The Trustee then transferred this common stock to us and we have set these shares aside for use in connection with the KCS 1991 Amended and Restated Stock Option and Performance Award Plan, as amended and restated effective November 7, 2002. No shares of Series B Preferred Stock remain outstanding.

     SERIES C PREFERRED STOCK

     For a detailed discussion of the Series C Preferred Stock, see "Description of the Series C Preferred Stock."

ANTI-TAKEOVER PROVISIONS

     CLASSIFIED BOARD OF DIRECTORS

     Our  restated  certificate  of  incorporation  provides  that our  board of directors will be divided into three classes as nearly equal in number as possible. Each class of directors serves for a term of three years and such terms commence in three consecutive years so that one class of directors is elected at the annual stockholders' meeting each year. Our restated certificate of incorporation also provides that the vote of 70% of the shares entitled to vote in the election of directors is required to amend the restated certificate of incorporation to increase the number of directors to more than eighteen, abolish cumulative voting for directors and abolish the classification of the board. The same vote requirement is imposed by our restated certificate of incorporation on certain transactions involving mergers, consolidations, sales or leases of assets having a fair market value of $2 million or more, with or to certain owners of more than 5% of our stock entitled to vote in the election of directors, unless our board of directors has approved a memorandum of understanding with any such owner prior to its becoming such a 5% holder. These provisions could have the effect of delaying, deferring or preventing a change in control of KCS.

     RIGHTS AGREEMENT

     To implement the Rights Agreement, in 1995 our board of directors declared and made a dividend distribution of one Series A Preferred Stock purchase right ("Right") for each outstanding share of our common stock. Each Right entitles the registered holder to purchase from us 1/1,000 of a share of Series A Preferred Stock, or in some circumstances, common stock, other securities, cash or other assets, as the case may be, at a price of $210 per share, subject to adjustment.

     The Rights, which are automatically attached to our common stock, are not exercisable or transferable apart from our common stock until the tenth calendar day following the earlier to occur of (unless extended by our board of directors and subject to the earlier redemption or expiration of the Rights):

     o the date of a public announcement that an acquiring person acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of our common stock (or 15% in the case that such person is considered an "adverse person"); or

     o the commencement or announcement of an intention to make a tender offer or exchange offer that would result in an acquiring person beneficially owning 20% or more of such outstanding shares of our common stock (or 15% in the case that such person is considered an "adverse person").

Until exercised, the Rights will have no rights as a stockholder of KCS, including, without limitation, the right to vote or receive dividends. In connection with certain business combinations resulting in the acquisition of KCS or dispositions or more than 50% of our assets or earnings power, each Right shall thereafter have the right to receive, upon the exercise of the Right at the then current exercise price of the Right, that number of shares of the highest priority voting securities of the acquiring company (or certain of its affiliates) that at the time of such transaction would have a market value of two times the exercise price of the Right. The Rights expire on October 12, 2005, unless earlier redeemed by us.

     At any time prior to the tenth calendar day after the first date after the public announcement that an acquiring person has acquired beneficial ownership of 20% (or 15% in some instances) or more of the outstanding shares of our common stock, we may redeem the Rights in whole, but not in part, at a price of $0.005 per Right. In addition, our right of redemption may be reinstated following an inadvertent trigger of the Rights (as determined by our board of directors) if an acquiring person reduces its beneficial ownership to 10% or less of the outstanding shares of our common stock in a transaction or series of transactions not involving us.

     Under certain circumstances, the Rights Agreement could significantly impair the ability of third parties to acquire control of us without prior approval of our board of directors.

               DESCRIPTION OF THE CLASS A CONVERTIBLE COMMON STOCK

     Shares of Class A Convertible Common Stock are to be issued pursuant to the Acquisition Agreement and the transactions contemplated thereby. Additional shares of Class A Convertible Common Stock may be issued pursuant to the Consulting Agreement. The Class A Convertible Common Stock and the shares of common stock issuable upon conversion of the Class A Convertible Common Stock will be subject to the rights and obligations contained in the amended and restated certificate of incorporation, to be filed upon occurrence of the Merger, and the Stockholders' Agreement.

     All capitalized terms used in this "Description of the Class A Convertible Common Stock" section and not otherwise defined shall have the meanings set forth in the Stockholders' Agreement and form of the amended and restated certificate of incorporation attached as Exhibit A to the Acquisition Agreement.

DIVIDEND RIGHTS

     When and as dividends or other distributions are declared, whether payable in cash, in property or in shares of our stock, the holders of the Class A Convertible Common Stock and common stock shall be entitled to share equally, share for share, in such dividends or other distributions as if all such shares were of a single class.

TERMS OF CONVERSION

     The Class A Convertible Common Stock will be convertible into an equal number of shares of common stock at any time, upon the option of holders, and mandatorily, upon the occurrence of certain conditions. Shares of Class A Convertible Common Stock shall be converted automatically, without any action on the part of any Person, into an equal number of shares of common stock upon the occurrence of the following events: (i) a Transfer by any TMM Holder of any shares of Class A Convertible Common Stock to a Person other than Grupo TMM, TMM Holdings, Multimodal, or the stockholders of Grupo TMM who will have executed the Stockholders' Agreement ("Grupo TMM Principal Stockholders") (collectively, the "TMM Holders"), or an entity which is an Affiliate of any of the TMM Holders; (ii) on the first day on which the TMM Holders, in the aggregate, cease to beneficially own, in the aggregate, at least 40% of the Voting Securities initially acquired by Multimodal pursuant to the Merger contemplated by the Acquisition Agreement; (iii) a Change of Control of KCS; or (iv) a Change of Control of such TMM Holder, if after such Change of Control a Competitor has Beneficial Ownership of more than a majority of the Total Voting Power of such TMM Holder.

     In order to facilitate optional conversions and transfers of Class A Convertible Common Stock (and, except for Transfers to Affiliates in accordance with the Stockholders' Agreement, the conversion of such shares into common stock), any TMM Holder shall, at its option, deliver written notice of the proposed conversion or transfer, together with the certificate or certificates representing such shares to be converted and/or transferred, to Conversion Agent. Following any automatic conversion, the share or shares of Class A Convertible Common Stock so converted shall cease to be outstanding (notwithstanding the fact that the holder or holders may not have surrendered the certificate or certificates representing such Class A Convertible Common Stock for conversion), and such certificate or certificates shall thereafter represent solely the right to receive a certificate or certificates for common stock issuable upon conversion of the Class A Convertible Common Stock so converted, upon surrender of such certificate or certificates to the Conversion Agent.

VOTING RIGHTS

     Each holder of Class A Convertible Common Stock shall be entitled to one vote for each share of such stock held by such holder. Each outstanding share of Class A Convertible Common Stock shall be entitled to vote on each matter on which our stockholders shall be entitled to vote. However, with respect to the election of directors other than the Class A Directors (described below), the Class A Convertible Common Stock shall be voted in favor of nominees recommended by our board of directors who were nominated in compliance with Article V of the Stockholders' Agreement.

     Voting separately as a class, the holders of the Class A Convertible Common Stock shall have the right to elect Class A Director(s) as follows: (i) from and after the effectiveness of the amended and restated certificate of incorporation until such time as the TMM Holders cease to beneficially own in the aggregate at least 75% of the Voting Securities initially acquired by MM pursuant to the Merger contemplated by the Acquisition Agreement (80% if a Change of Control of TMM or any TMM Holder shall have occurred), two members of our board of directors will be elected by the holders of the Class A Convertible Common Stock voting as a separate class; (ii) at such time as the TMM Holders cease to beneficially own in the aggregate at least 75% of the Voting Securities initially acquired by MM pursuant to the Merger contemplated by the Acquisition Agreement (80% if a Change of Control of TMM or any TMM Holder shall have occurred) and provided that such TMM Holders continue to beneficially own in the aggregate at least 40% of the Voting Securities initially acquired by MM pursuant to the Merger contemplated by the Acquisition Agreement, the number of directors which the holders of Class A Convertible Common Stock have the right to elect voting as a separate class will be decreased from two to one; and (iii) at such time as the TMM Holders cease to beneficially own in the aggregate at least 40% of the Voting Securities initially acquired by MM pursuant to the Merger contemplated by the Acquisition Agreement, the right of the holders of Class A Convertible Common Stock voting as a separate class to elect any member of our board of directors shall terminate. Notwithstanding any of the above to the contrary, if a Change of Control of Grupo TMM or any TMM Holder shall have occurred and the acquiror is a Competitor, the right of the holders of Class A Convertible Common Stock voting as a separate class to elect any member(s) of our board of directors shall immediately terminate.

LIQUIDATION RIGHTS

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of KCS, holders of the Class A Convertible Common Stock and common stock shall be entitled to share ratably according to the number of shares held by them, in all of our assets available for distribution to our stockholders.

PREEMPTION RIGHTS

     The holders of Class A Convertible Common Stock shall have preemptive rights to acquire additional shares of Class A Convertible Common Stock in the event we authorize the issuance or sale of any shares of common stock or any securities containing options or rights to acquire any shares of common stock (other than as a dividend on the outstanding common stock). Notwithstanding the foregoing, the holders of Class A Convertible Common Stock do not have preemptive rights with respect to issuances of common stock (including for this purpose, options, warrants and other securities into or exercisable for common stock) issued: (i) to our employees, directors, consultants, agents, independent contractors or other service providers in connection with a Plan existing on the date hereof or a Plan approved by our board of directors and adopted by us after the date hereof; (ii) upon the conversion of Class A Convertible Common Stock;
(iii) upon the exercise of any options, warrants, or exchangeable securities which are outstanding as of the effective date of the amended and restated certificate of incorporation; or (iv) in connection with the acquisition (by merger, consolidation, acquisition of assets or equity interests or otherwise) of the equity interests or assets of another Person.

     We shall first notify then-existing TMM Holders of Class A Convertible Common Stock of any proposed transaction triggering preemptive rights of the Class A Convertible Common Stock and offer to sell to each such Person a number of shares of Class A Convertible Common Stock (or, as applicable, options, warrants or other securities into or exercisable for Class A Convertible Common Stock) determined according to the formula specified in the amended and restated certificate of incorporation. To the extent that any TMM Holder elects not to participate in such preemptive rights, each of the other TMM Holders shall have a pro rata right to purchase at the same price and on the same terms and conditions the Voting Securities which such non-participating TMM Holder had the right but elected not to purchase.

     The preemptive rights of the TMM Holders of Class A Convertible Common Stock shall immediately and irrevocably terminate on the date that the TMM Holders do not beneficially own in the aggregate at least 40% of the Voting Securities initially acquired by Multimodal pursuant to the Acquisition Agreement.

TRANSFER RESTRICTIONS

     For a period of five years from and after the effectiveness of the amended and restated certificate of incorporation, the TMM Holders shall not, directly or indirectly, alone or in concert with others, sell, assign, transfer, pledge, hypothecate, otherwise subject to any lien, grant any option with respect to or otherwise dispose of any interest in (or enter into an agreement or understanding with respect to the foregoing) any Voting Securities (a "Disposition") to a Competitor. Disposition pursuant to a Public Offering or a Rule 144 Transaction will not be deemed to violate this prohibition if the selling TMM Holder(s) follow appropriate and reasonable procedures designed to prevent the sale of such Voting Securities to any Competitor. After the earliest of (i) five years following the date of the amended and restated certificate of incorporation, or (ii) the first date on which the TMM Holders beneficially own in the aggregate, directly or indirectly and alone or as part of a Group, less than 15% of the outstanding Voting Securities of KCS, a TMM Holder may propose to sell Voting Securities to a Competitor; provided we shall have the right (but not the obligation) to purchase, in whole but not in part, such Voting Securities at a per share cash purchase price equal to the purchase price in the agreement between the selling TMM Holder and a Competitor. This purchase right shall be assignable, in whole or in part, by us to any other Person, but no such assignment shall relieve us of our obligation to assure payment of the purchase price for any Voting Securities as to which a notice of election to exercise the Right of First Refusal is made by us or any such assignee.

     For a period of five years from and after the effectiveness of the amended and restated certificate of incorporation, each of the TMM Holders shall not effect a Disposition of Voting Securities to any Affiliate of either Grupo TMM, TMM Holdings or Multimodal or any Affiliate of any Grupo TMM Principal Stockholders unless such Affiliate agrees in writing to be bound by the terms of the Stockholders' Agreement. The TMM Holders shall remain responsible, jointly and severally, for any breaches of the Stockholders' Agreement by such Affiliate (provided that any TMM Holder which is a Grupo TMM Principal Stockholder shall be severally responsible only for breaches by an Affiliate of the Grupo TMM Principal Stockholder to which such Grupo TMM Principal Stockholder effects a Distribution).

     Subject to the foregoing transfer restrictions, TMM Holders may sell any or all Voting Securities beneficially owned by such Person provided that: (i) no Disposition that in the aggregate represents 5% or more of the outstanding Voting Securities shall be made to any Person other than a Person who is eligible to file reports pursuant to Rule 13d-1 under the Exchange Act (a "13G Filer"), unless such Person would not be so eligible with respect to the Voting Securities acquired from the Disposition; and (ii) no Disposition of Voting Securities that in the aggregate represents 5% or more of the outstanding Voting Securities shall be made to any 13G Filer unless (a) such 13G Filer would continue to be eligible to file reports pursuant to Section 13G under the Exchange Act with respect to the Voting Securities after giving effect to the proposed acquisition of such Voting Securities; and (b) the selling TMM Holder shall have delivered a written notice to us advising us of the number of Voting Securities the seller desires to sell and the terms, including price, of the proposed transaction and we have been provided the right (but not the obligation) to purchase, in whole or in part, such Voting Securities at a per share cash purchase price equal to the purchase price in the proposed transaction.

     Notwithstanding any provision of the amended and restated certificate of incorporation to the contrary, no Disposition shall be made to any Person or Group that would, together with such Person's Affiliates and Associates and after giving effect to the acquisition of such Voting Securities, beneficially own or have the right to acquire more than 15% of the Total Voting Power of KCS.

     TMM Holders shall be permitted to make a Disposition, notwithstanding any contrary provision in the amended and restated certificate of incorporation, in connection with any tender or exchange offer made by an unaffiliated third party to acquire KCS common stock so long as certain conditions are satisfied.

     The transfer restrictions imposed by the amended and restated certificate of incorporation (with the exception of our right of first refusal in the event a TMM Holder intends to sell shares of Class A Convertible Common Stock to a Competitor, which shall survive indefinitely) shall immediately and irrevocably terminate upon the earlier of the first date the TMM Holders beneficially own in the aggregate less than 15% of the outstanding Voting Securities of KCS for at least 30 consecutive days, or the occurrence of a Change of Control of KCS.

PLEDGES

     Subject to the transfer restrictions contained in the amended and restated certificate of incorporation, a TMM Holder may pledge or hypothecate as security for any indebtedness or other obligations any or all Voting Securities beneficially owned by such Person; provided that such TMM Holder obtains written consent from the pledgee that upon the occurrence of an event which gives the pledgee the right to foreclose on the pledged Voting Securities ("Foreclosure
Event") such pledgee shall provide to us prompt written notice of such Foreclosure Event and provide us the right to purchase, in whole or in part, such Voting Securities at a price determined in accordance with such provision of the amended and restated certificate of incorporation. This purchase right shall be assignable, in whole or in part, by us to any other Person, but no such assignment shall relieve us of our obligation to assure payment of the purchase price for any Voting Securities as to which we have delivered such a written notice.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

     The following is a discussion of the material U.S. federal income tax consequences of purchasing, owning and disposing of our Series C Preferred Stock, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire our Series C Preferred Stock. The discussion applies to you only if you are a United States holder (as defined below) and only if you hold our Series C Preferred Stock as a capital asset for federal income tax purposes. It does not address special classes of holders, such as:

     o    certain financial institutions;

     o    insurance companies;

     o    dealers and traders in securities or foreign currencies;

     o persons holding Series C Preferred Stock as part of a short sale, wash sale, straddle or conversion transaction;

     o persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

     o    partnerships  or other entities  classified as  partnerships  for U.S.

     o    federal income tax purposes; or

     o    tax-exempt organizations.

     This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury regulations, administrative pronouncements and judicial decisions all as currently in effect. These authorities are subject to change, possibly on a retroactive basis. Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of our Series C Preferred Stock in your particular circumstances.

     As used herein, the term "United States Holder" means a beneficial owner of a share of Series C Preferred Stock that is, for United States federal income tax purposes:

     o    a citizen or resident of the United States;

     o a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

     o an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     The term "United States holder" also includes certain former citizens and residents of the United States.

     TAXATION OF DISTRIBUTIONS

     Distributions paid on our Series C Preferred Stock will be treated as dividends taxable to you as ordinary income to the extent of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current or accumulated earnings and profits will be treated first as a tax free return of capital to the extent of the your basis in our Series C Preferred Stock and then as capital gain. Distributions on our Series C Preferred Stock will be taxable when received by you.

     Distributions taxable as dividends received by corporate United States Holders will be eligible for the 70% dividends received deduction, subject to various limitations. The benefits of the dividends received deduction to a corporate United States Holder may, in effect, be reduced or eliminated by many exceptions and restrictions, including restrictions relating to the corporate United States Holder's taxable income, holding period of our Series C Preferred Stock, debt financing and the so-called "extraordinary dividend" provision of
Section 1059 of the Code. The dividends received deduction is not a deduction for purposes of the computation of the adjusted current earnings for alternative minimum tax purposes.

     CCONSTRUCTIVE DIVIDENDS

     Any increase to the conversion rate of our Series C Preferred Stock may, depending on the circumstances, be deemed to be a distribution to you. Any deemed distribution will be taxed in the same manner as an actual distribution. See "Taxation of Distributions" above.

     CONVERSION INTO COMMON STOCK

     Your conversion of our Series C Preferred Stock into our common stock will not be a taxable event, except that the receipt of cash in lieu of a fractional share of our common stock will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share and your tax basis in the fractional share).

     Your tax basis in common stock received upon a conversion of your Series C Preferred Stock will be the same as your basis in your Series C Preferred Stock at the time of conversion, reduced by any basis allocated to a fractional share. Your holding period for the common stock received will include your holding period for your converted Series C Preferred Stock.

     REDEMPTION FOR CASH

     You will generally recognize capital gain or loss on the redemption of your Series C Preferred Stock for cash, provided that the redemption meets at least one of the following requirements as determined under federal income tax principles:

     O    the redemption is not essentially equivalent to a dividend;

     o the redemption results in a complete termination of your interest in our stock (preferred and common); or

     o    the redemption is substantially disproportionate with respect to you.

     In determining whether any of the above requirements applies, shares considered to be owned by you by reason of certain attribution rules must be taken into account. A redemption is not essentially equivalent to a dividend if the redemption results in a "meaningful reduction" in the shareholder's proportionate interest in the corporation. It may be more difficult for a person who owns, actually or constructively by operation of the attribution rules, any of our common stock to satisfy any of the above requirements, including the requirement that there be a meaningful reduction in the holder's proportionate interest in us.

     If the redemption satisfies any of the above requirements, such capital gain or loss will be equal to the difference between the amount of cash received by you and your tax basis in your redeemed Series C Preferred Stock. The capital gain or loss will be long-term if the holding period for our Series C Preferred Stock is more than one year.

     If the redemption does not satisfy any of the above requirements, then the entire amount received (without offset for your tax basis in your Series C Preferred Stock redeemed) will be treated as a distribution taxable as described in "Taxation of Distributions" above. In such case, your tax basis in your redeemed Series C Preferred Stock will be allocated to your remaining stock, if any. Prospective investors should consult their own tax advisors as to the U.S. federal income tax consequences of a redemption of our Series C Preferred Stock.

     REDEMPTION SOLELY FOR COMMON STOCK

     You will not recognize gain or loss on our redemption of your Series C Preferred Stock solely for our common stock (except that you may recognize ordinary income to the extent that a portion of our common stock is determined to constitute a payment in respect of dividends in arrears on your Series C Preferred Stock). The tax basis of the common stock received will equal the tax basis of the Series C Preferred Stock redeemed, and the holding period for the common stock received will include the holding period of the Series C Preferred Stock redeemed (except that the portion, if any, of common stock received that constitutes a payment in respect of dividends in arrears will have a tax basis equal to its fair market value at the time of the redemption and a new holding period commencing on the day following the redemption).

     REDEMPTION FOR A COMBINATION OF CASH AND COMMON STOCK

     Upon a redemption of our Series C Preferred Stock for a combination of cash and our common stock, you will recognize gain, but not loss, equal to the lesser of (i) the excess of the fair market value of our common stock plus the cash received in redemption of our Series C Preferred Stock over your adjusted tax basis in your Series C Preferred Stock redeemed and (ii) the amount of cash received in the redemption. Notwithstanding the previous sentence, any shares of common stock that are determined to constitute a payment in respect of dividends in arrears on our Series C Preferred Stock will be taxable as ordinary income. Except as described below, the gain recognized upon such a redemption will be capital gain and will be long-term if the holding period for your Series C Preferred Stock redeemed is more than one year. Your basis for our common stock received will equal your basis in your Series C Preferred Stock redeemed plus any gain recognized and minus the cash received. Your holding period for the common stock will include your holding period in the Series C Preferred Stock redeemed.

     If the redemption has the effect of the distribution of a dividend, then the gain recognized upon the redemption, as determined above, will be treated as a dividend taxable as ordinary income to the extent of your ratable share of our earnings and profits. The remainder of the gain will be capital gain and will be long-term if the holding period for your Series C Preferred Stock redeemed is more than one year. For purposes of determining whether your gain will be treated as a dividend, stock (including our common stock) owned by you actually and constructively through attribution rules, will be taken into account.

     OTHER SALES AND DISPOSITIONS

     Except as set forth above, gain or loss you realize on the sale or other disposition of shares of our Series C Preferred Stock will be capital gain or loss, and will be long-term capital gain or loss if you held the shares for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the shares of our Series C Preferred Stock disposed of and the amount realized on the disposition.

     INFORMATION REPORTING AND BACKUP WITHHOLDING

     Payment of dividends and sales or redemption proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless
(i) you are a corporation or other exempt recipient or (ii), in the case of backup withholding, you provide a correct taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.

     The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

                             SELLING SECURITYHOLDERS

     The Series C Preferred Stock, and any shares of our common stock issued upon conversion of the Series C Preferred Stock, are being offered by the selling securityholders listed in the table below. We issued and sold the Series C Preferred Stock in a private placement to the initial purchasers, Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc. The selling securityholders purchased their Series C Preferred Stock from the initial purchasers or from subsequent holders in transactions exempt from registration under the Securities Act.

     This prospectus covers sales, by the named selling securityholders, of Series C Preferred Stock and shares of common stock issued upon any conversion of the Series C Preferred Stock by the selling securityholder. This prospectus will not cover subsequent sales of our common stock received upon conversion of Series C Preferred Stock purchased from a selling securityholder named in this prospectus.

     No offer or sale under this prospectus may be made by a securityholder unless that holder is listed in the table below, in a supplement to this prospectus or in an amendment to the related registration statement that has become effective. We will supplement or amend this prospectus to include additional selling securityholders upon request and upon provision of all required information to us, subject to the terms of the Registration Rights Agreement, dated as of May 5, 2003 between KCS and the initial purchasers.

     The following table sets forth certain information, as of January 28, 2004, about the amount of Series C Preferred Stock beneficially owned by each selling security holder and the number of shares of common stock issuable upon conversion of the Series C Preferred Stock that may be offered from time to time pursuant to this prospectus.

     The percentage of Series C Preferred Stock outstanding beneficially owned by each selling security holder is based on 400,000 shares of Series C Preferred Stock outstanding. The number of shares of common stock owned prior to the offering does not include shares of common stock issuable upon conversion of the Series C Preferred Stock. The number of shares of common stock shown in the table below assumes conversion of all shares of Series C Preferred Stock held by such holder at the initial conversion rate of 33.4728 shares of common stock per share of Series C Preferred Stock. This conversion rate is subject to adjustment as described under "Description of the Series C Preferred Stock--Adjustments to the Conversion Rate." Accordingly, the number of shares of common stock issuable upon conversion of the Series C Preferred Stock may increase or decrease from time to time. Under the certificate of designations for the Series C Preferred Stock, fractional shares will not be issued upon conversion of the Series C Preferred Stock. Cash will be paid instead of fractional shares, if any.

     The following table has been prepared based upon the information furnished to us by the selling security holders. The selling security holders identified below may have sold, transferred or otherwise disposed of some or all of their Series C Preferred Stock since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act of 1933. Information concerning the selling security holders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to the amount of Series C Preferred Stock or common stock issuable upon conversion thereof that will be held by the selling security holders upon the termination of this offering because the selling security holders may offer some or all of their Series C Preferred Stock or common stock pursuant to the offering contemplated by this prospectus. See "Plan of Distribution."

     Except as otherwise disclosed in footnotes to the table below, to our knowledge, other than their ownership of the securities described below, none of the selling security holders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates.

                                         NUMBER OF
                                         SHARES OF
                                          SERIES C
                                         PREFERRED                       NUMBER OF      NUMBER OF
                                           STOCK       PERCENTAGE OF     SHARES OF      SHARES OF
                                        BENEFICIALLY     SERIES C       COMMON STOCK     COMMON
                                         OWNED THAT      PREFERRED      OWNED PRIOR    STOCK THAT    PERCENTAGE OF
                                        MAY BE SOLD        STOCK           TO THE        MAY BE       COMMON STOCK
                 NAME                                   OUTSTANDING     OFFERING(1)      SOLD(2)     OUTSTANDING(3)
Alexandra Global Master Fund LTD               1,500                *               0       50,209                 *
Allstate Insurance Company                     2,000                *          16,300       66,945                 *
B.G.I. Global Investors                          200                *               0        6,694                 *
Bank Austria Cayman Islands, LTD               2,000                *               0       66,945                 *
BNP Paribas Equity Strategies, SNC             2,065                *          19,211       69,121                 *
BP Amoco PLC Master Trust                      2,026                *               0       67,815                 *
Clinton Multistrategy Master Fund,
Ltd.                                           3,375                *               0      112,970                 *
Clinton Riverside Convertible
Portfolio Limited                              2,975                *               0       99,581                 *
Context Convertible Arbitrage Fund,
L.P.                                           3,340                *               0      111,799                 *
CooperNeff Convertible Strategies
(Cayman) Master Fund, L.P.                     2,160                *               0       72,301                 *
CSFB Convertible & Quantitative
Strategies Master Fund Limited                50,500           12.63%               0    1,690,376             2.66%
DBAG London                                    5,000            1.25%               0      167,364                 *
Equitec Group LLC                              2,500                *               0       83,682                 *
Guardian Pension Trust                         1,000                *               0       33,472                 *
Guggenheim Portfolio Co. XV, LLC               1,500                *               0       50,209                 *
Hotel Union & Hotel Industry of
Hawaii Pension Plan                              732                *               0       24,502                 *
Jefferies & Company Inc.                          18                *               0          602                 *
KBC Financial Products USA Inc.                   41                *               0        1,372                 *
KD Convertible Arbitrage Fund L.P.             9,485            2.37%               0      317,489                 *
LLT Limited                                      700                *               0       23,430                 *
Lyxor/Convertible Arbitrage Fund, Ltd.           140                *               0        4,686                 *
Lyxor Master Fund Ref.: Silverado                450                *               0       15,062                 *
McMahan Securities Co. L.P.                      350                *               0       11,715                 *
Morgan Stanley & Co. Incorporated(4)          31,239            7.81%          70,922    1,045,656             1.77%
Newport Alternative Income Fund                1,551                *               0       51,916                 *
OIP Limited                                    3,090                *               0      103,430                 *
Pacific Life Insurance Company                   250                *               0        8,368                 *
Polaris Vega Fund L.P.                         1,750                *               0       58,577                 *
Putnam Convertible Income - Growth
Trust                                         15,000            3.75%               0      502,092                 *
RCG Latitude Master Fund, LTD                  4,250            1.06%               0      142,259                 *
RCG Multi Strategy Master Fund, LTD            3,000                *               0      100,418                 *
Radcliffe SPC, Ltd. for and on behalf
of the Class A Convertible Crossover
Segregated Portfolio                          12,500            3.13%               0      418,410                 *
Ramius Master Fund, LTD                        7,250            1.81%               0      242,677                 *
Silverado Arbitrage Trading, LTD                 550                *               0       18,410                 *
Silverback Master, LTD                        34,100            8.53%               0    1,141,422             1.81%
Silvercreek II Limited                         4,799            1.20%               0      160,635                 *
Silvercreek Limited Partnership               10,060            2.52%               0      336,736                 *
Singlehedge U.S. Convertible
Arbitrage Fund                                   340                *               0       11,380                 *
Sphinx Convertible Arb Fund SPC                  711                *               0       23,799                 *
SSI Blended Market Neutral L.P.                1,025                *               0       34,309                 *
SSI Hedged Convertible Market Neutral
L.P.                                           1,117                *               0       37,389                 *
Sturgeon Limited                                 295                *               0        9,874                 *
Sunrise Partners Limited Partnership           5,250            1.31%               0      175,732                 *






                                         NUMBER OF
                                         SHARES OF
                                          SERIES C
                                         PREFERRED                       NUMBER OF      NUMBER OF
                                           STOCK       PERCENTAGE OF     SHARES OF      SHARES OF
                                        BENEFICIALLY     SERIES C       COMMON STOCK     COMMON
                                         OWNED THAT      PREFERRED      OWNED PRIOR    STOCK THAT    PERCENTAGE OF
                                        MAY BE SOLD        STOCK           TO THE        MAY BE       COMMON STOCK
NAME                                                    OUTSTANDING     OFFERING(1)      SOLD(2)     OUTSTANDING(3)
TQA Master Plus Fund, Ltd.                     5,000            1.25%               0      167,364                 *
UBS A6 London Branch                          24,500            6.13%               0      820,083             1.31%
UBS O'Connor LLC F/B/O O'Connor
Global Convertible Portfolio                     500                *               0       16,736                 *
Viacom Inc. Pension Plan Master Trust             66                *               0        2,209                 *
Xavex Convertible Arbitrage #5                 1,000                *               0       33,472                 *

Institutional Benchmarks Master
Fund Ltd. (formerly Zurich
Institutional Benchmark's Master
Fund Ltd.)                                     4,305            1.08%               0      144,100                 *
All other beneficial owners(5)(6)              1,310                *               0       43,849                 *

TOTAL(7)                                     268,865           67.22%         106,433    8,999,664            12.83%

* Less than one percent.

(1) Does not include shares of common stock issuable upon conversion of the Series C Preferred Stock.
(2) Consists of shares of common stock issuable upon conversion of the Series C Preferred Stock, assuming a conversion rate of 33.4728 shares of common stock for each share of Series C Preferred Stock and a cash payment in lieu of any fractional share interest. The conversion rate is subject to adjustment as described under "Description of the Series C Preferred Stock--Adjustments to the Conversion Rate." Accordingly, the number of shares of common stock issuable upon conversion of the Series C Preferred Stock may increase or decrease from time to time. Numbers have been rounded down to whole numbers due to fact that fractional shares will not be issued upon conversion of the Series C Preferred Stock. The "total" for number of shares of common stock that may be sold is based on the conversion rate applied to the total shares of Series C Preferred Stock remaining unsold under the registration statement.
(3) Calculated based on Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, using 61,858,375 shares of common stock outstanding on September 30, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of the Series C Preferred Stock by the applicable holder. However, we did not assume the conversion of any other holder's Series C Preferred Stock.
(4)  Morgan  Stanley  Senior  Funding,  Inc.  was a lender  under  KCS's  credit facility. In addition, during the past three years, Morgan Stanley & Co. Incorporated and/or its affiliates have performed financial advisory and investment banking services for KCS. Morgan Stanley & Co., Incorporated was an initial purchaser of 80% of the Series C Preferred Stock in the private placement of these securities.
(5) We will identify additional selling security holders, if any, by post-effective amendment before they offer or sell their securities.
(6) Assumes that the unnamed holders of Series C Preferred Stock or any future transferees, pledgees or donees of or from any such unnamed holder do not beneficially own any common stock other than the common stock issuable upon conversion of the Series C Preferred Stock at the initial conversion rate.
(7) Does not include 131,135 shares of Series C Preferred Stock sold by selling securityholders which shares are convertible into 4,389,444 shares of KCS common stock, assuming a conversion rate of 33.4728 shares of common stock for each share of Series C Preferred Stock and a cash payment in lieu of any fractional share interest.

                              PLAN OF DISTRIBUTION

     The Series C Preferred Stock and the common stock are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the securities covered by this prospectus.

     We will not receive any of the proceeds from the offering by the selling securityholders of Series C Preferred Stock or the common stock into which the Series C Preferred Stock is convertible. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the Series C Preferred Stock and common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling securityholders may from time to time offer the Series C Preferred Stock or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the Series C Preferred Stock and the common stock for whom they may act as agent. The aggregate proceeds to the selling securityholders from the sale of the Series C Preferred Stock or common stock offering by them hereby will be the purchase price of such Series C Preferred Stock or common stock less discounts and commissions, if any.

     The Series C Preferred Stock and common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.

         These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. These transactions may be effected (i) on any national securities exchange or quotation service on which the Series C Preferred Stock or common stock may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or services or in the over-the-counter market, (iv) through the writing of options (including the issuance by the selling securityholder of derivative securities), whether the options or such other derivative securities are listed on an options or other exchange or otherwise, (v) through the settlement of short sales, or (vi) any combination of the foregoing.

     In connection with the sales of the Series C Preferred Stock or our common stock or otherwise, the selling securityholder may enter into hedging transactions with broker-dealers or others, which may in turn engage in short sales of the Series C Preferred Stock or our common stock in the course of hedging the positions they assume. The selling securityholder may also sell Series C Preferred Stock or our common stock short and deliver Series C
Preferred Stock or our common stock to close out short positions, or loan or pledge Series C Preferred Stock or our common stock to broker-dealers or others that in turn may sell such securities. The selling securityholder may enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institutions of the Series C Preferred Stock or the common stock, which the broker-dealer or other financial institution may resell pursuant to the prospectus, or enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or though other types of transactions. The selling securityholder may pledge or grant a security interest in some or all of the Series C Preferred Stock or our common stock issued upon conversion of the Series C Preferred Stock owned by it and if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the Series C Preferred Stock or our common stock from time to time pursuant to this prospectus. The selling securityholder also may transfer and donate Series C

Preferred Stock or shares of our common stock issuable upon conversion of the Series C Preferred Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholder for purposes of the prospectus. The selling securityholder may sell short our common stock and may deliver this prospectus in connection with such short sales and use the shares of our common stock covered by the prospectus to cover such short sales. In addition, any Series C Preferred Stock or shares of our common stock covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption.

     At the time a particular offering of Series C Preferred Stock or shares of our common stock issuable upon conversion of the Series C Preferred Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Series C Preferred Stock or number of shares of our common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.

     Our outstanding common stock is listed for trading on the New York Stock Exchange.

     The Series C Preferred Stock was issued and sold on May 5, 2003 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchasers to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). We have agreed to indemnify each selling securityholder and each person, if any, who controls any selling securityholder (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act), and each selling securityholder has agreed to indemnify us, our directors, our officers who sign the registration statement of which this prospectus forms a part and each person, if any, who controls us (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act), each underwriter and each person who controls any underwriter within the meaning of the Securities Act (in the case of an underwritten offering) and each other selling securityholder against certain liabilities arising under the Securities Act.

     Selling securityholders and any underwriters, dealers, brokers or agents who participate in the distribution of the Series C Preferred Stock or our common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profits on the sale of the Series C Preferred Stock and our common stock by them and any discounts, commissions or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of the Series C Preferred Stock and our common stock by the selling securityholders and any other such person. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the Series C Preferred Stock and our common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the Series C Preferred Stock and our common stock and the ability of any person or entity to engage in market-making activities with respect to the Series C Preferred Stock and our common stock.

     We will use our best efforts to keep the registration statement of which this prospectus is a part effective until the earliest of (i) the sale to the public pursuant to Rule 144 (or any similar provision then in force, but not Rule 144A) under the Securities Act or the registration statement of which this prospectus forms a part of all the securities registered thereunder, and (ii) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to permitted exceptions.

                        FINANCIAL STATEMENTS OF GRUPO TFM

     The combined and consolidated financial statements for Grupo TFM for the year ended December 31, 2000 and as of and for the years ended December 31, 2001 and 2002 and the notes thereto are incorporated herein by reference to Exhibit
99.3 to our annual report on Form 10-K for the year ended December 31, 2002.

                        PRO FORMA FINANCIAL INFORMATION

In  April  2003,  KCS  completed  the sale of  400,000  shares  of its  Series C
Preferred Stock, resulting in net proceeds of approximately $193.2 million. Annual preferred stock dividends related to these shares are approximately $8.5 million, which will be reflected as a reduction of net earnings in determining earnings available to common stockholders and earnings per share in periods following the sale of the Series C Preferred Stock. Additionally, to the extent that the assumed conversion of these shares into 13,389,121 shares of common stock would have a dilutive impact on earnings per share, such shares will be included in the computation of diluted earnings per share in future periods.

In April 2003, KCS and Grupo TMM announced a series of transactions that were approved by both respective boards of directors, that would, following KCS shareholder approval and satisfaction of other conditions, place KCSR, Tex-Mex and TFM under the common control of a single transportation holding company, NAFTA Rail. Grupo TFM holds an 80% interest in TFM, which held a 100% interest in Mexrail. Mexrail wholly-owns Tex-Mex.

Under the terms of the agreement, Multimodal, a subsidiary of TMM, would receive 18 million shares of NAFTA Rail representing approximately 22% (20% voting, 2% subject to voting restrictions) of NAFTA Rail outstanding shares, $200 million in cash and a potential incentive payment of between $100 million and $180 million based upon the resolution of certain future contingencies. See Note 17 of the Notes to Pro Forma Condensed Consolidated Financial Statements for further information.

On August 23, 2003, Grupo TMM sent a notice to KCS claiming to terminate the Acquisition Agreement because Grupo TMM shareholders failed to approve the Acquisition Agreement. Accordingly, while KCS intends to pursue all reasonable legal means available to it in enforcing the Acquisition Agreement, no assurance can be given that KCS will be able to consummate the Acquisition. See "Risk Factors--KCS Risk Factors--Risks Related to Our Business--We may be unable to complete the Acquisition."

Notwithstanding this uncertainty, the following pro forma condensed consolidated financial statements are presented to illustrate the impact of the Acquisition on the KCS's historical financial statements and reflect the effect of the various transactions necessary to consummate the agreements as if the transaction had occurred on January 1, 2002 for income statement purposes as of and for the year ended December 31, 2002 and the nine months ended September 30, 2003 and as of September 30, 2003 for balance sheet purposes. The historical financial statements of Grupo TFM are prepared under the principles of International Accounting Standards ("IAS") and include a reconciliation between U.S. Generally Accepted Accounting Principles ("US GAAP") and IAS. The Grupo TFM historical financial information included in these pro forma financial statements is reflected under US GAAP and therefore no reconciliation of financial information between US GAAP and IAS is required for these purposes.

                              KANSAS CITY SOUTHERN
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 2003
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                                                                   PRO FORMA
                                                              KCS          GRUPO TFM             ADJUSTMENTS                  PRO
                                                          HISTORICAL       HISTORICAL     DEBIT           CREDIT             FORMA

ASSETS:
Current Assets:
  Cash and cash equivalents                                  $ 230.2         $   8.4                      $200.0   (4)       $ 38.6

  Accounts receivable, net                                     113.0           190.2                         3.3   (11)       299.9

  Inventories                                                   36.2            16.2                                           52.4

  Other current assets                                          18.0             8.5                                           26.5
                                                          -----------    ------------    ----------      ---------        ----------
TOTAL CURRENT ASSETS                                           397.4           223.3             -          203.3             417.4
                                                          -----------    ------------    ----------      ---------        ----------

Investments                                                    433.8             7.0                        386.1  (1)         54.7

Concession rights and related assets                               -         1,185.1          43.0 (2,7,      6.2  2,3)     1,221.9
                                                                                                   10)
Properties, net                                              1,348.9           652.3                                        2,001.2

Goodwill                                                        10.6               -                                           10.6

Deferred income taxes and employees statutory profit
sharing                                                            -           200.0                                          200.0

Other assets                                                    27.3            32.2                                           59.5

                                                          -----------    ------------    ----------      =========        ==========
TOTAL ASSETS                                                $2,218.0        $2,299.9        $ 43.0         $595.6          $3,965.3
                                                          ===========    ============    ==========      =========        ==========

LIABILITIES AND STOCKHOLDERS' EQUITY:

Current Liabilities:

  Debt due within one year                                  $  10.0         $  131.9                                        $ 141.9

  Accounts and wages payable and accrued liabilities          186.3            134.8           3.3   (1,11)                   317.8
                                                          -----------    ------------    ----------      ---------        ----------
TOTAL CURRENT LIABILITIES                                     196.3            266.7           3.3              -             459.7
                                                          -----------    ------------    ----------      ---------        ----------


OTHER LIABILITIES:

  Long-term debt                                              568.7            846.0                                        1,414.7

  Deferred income taxes                                       393.9               -                          14.1  (10)       408.0

  Other deferred credits                                       92.9             36.3           6.2  (3)                       123.0
                                                          -----------    ------------    ----------      ---------        ----------
TOTAL OTHER LIABILITIES                                     1,055.5            882.3           6.2           14.1           1,945.7
                                                          -----------    ------------    ----------      ---------        ----------

MINORITY INTEREST                                                -             351.5            -            39.5  (16)       391.0
                                                          -----------    ------------    ----------      ---------        ----------


STOCKHOLDERS' EQUITY

  Preferred stock                                               6.1               -             -               -               6.1

  Redeemable cumulative convertible perpetual preferred
     stock                                                      0.4               -             -               -               0.4

  Common / capital stock                                        0.6            807.0         807.0  (5)         -               0.6

  New issue, non-voting common, $. 01 par                        -                -             -             0.2  (6)          0.2

  Treasury shares and effect on purchase of subsidiary
     shares                                                      -            (222.0)           -           222.0  (5)            -

  Retained earnings                                           851.4            214.4         214.4  (5)        -   (6)        851.4

  Capital Surplus                                             108.9               -             -           202.5  (6)        311.4

  Accumulated other compehensive loss                          (1.2)              -                                            (1.2)
                                                          -----------    ------------    ----------      ---------        ----------
Total stockholders' equity                                    966.2            799.4       1,021.4          424.7           1,168.9
                                                          -----------    ------------    ----------      ---------        ----------

                                                          -----------    ------------    ----------      ---------        ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $2,218.0         $2,299.9      $1,030.9         $478.3          $3,965.3
                                                          ===========    ============    ==========      =========        ==========

See notes to proforma condensed consolidated financial statements.



                              KANSAS CITY SOUTHERN
                PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                                                                PRO FORMA
                                                                  KCS        GRUPO TFM         ADJUSTMENTS               PRO
                                                               HISTORICAL   HISTORICAL    DEBIT          CREDIT         FORMA

REVENUES                                                        $ 432.8       $523.4                                    $956.2

Costs and expenses                                                348.8        355.1          2.6  (14)                  706.5

Depreciation and amortization                                      48.1         65.1          0.9  (15)                  114.1

                                                              ----------    ---------     ---------                   ----------

OPERATING INCOME                                                   35.9        103.2          3.5              -         135.6


Equity in net earnings of unconsolidated affiliates:

    Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V.         6.2           -           6.2  (8)                      -

    Other                                                          (1.0)          -                                      (1.0)

Interest expense                                                  (34.8)       (83.4)                                  (118.2)

Other income (expense)                                              4.8        (33.3)                                   (28.5)
                                                              ----------    ---------    ---------        -------    ----------
Income (loss) before income taxes, minority and accounting
   change                                                          11.1        (13.5)         9.7              -        (12.1)

Income tax provision (benefit)                                      2.6        (30.4)        (1.7) (10)        -        (29.5)

Minority interest                                                    -          (3.4)         0.7  (16)                  (4.1)
                                                              ----------    ---------    ---------        -------    ----------


INCOME BEFORE ACCOUNTING CHANGE                                     8.5         13.5          8.7              -          13.3

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX                  8.9            -            -              -           8.9
                                                              ----------    ---------    ---------        -------    ----------


NET INCOME                                                         17.4         13.5          8.7              -          22.2

PREFERRED STOCK DIVIDENDS                                           4.7                       1.7  (12)                    6.4
                                                              ----------    ---------    ---------        -------    ----------
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS                      $ 12.7       $ 13.5       $ 10.4          $   -        $ 15.8
                                                              ==========    =========    =========        =======    ==========

BASIC EARNINGS PER COMMON SHARE:

  INCOME BEFORE ACCOUNTING CHANGE                                $ 0.06                                                 $ 0.09
                                                              ==========                                             ==========
  NET INCOME                                                     $ 0.15                                                 $ 0.20  (12)
                                                              ==========                                             ==========

Basic Weighted Average Common shares outstanding (IN THOUS)      61,607                                                 79,607  (13)
                                                              ----------                                             ----------

DILUTED EARNINGS PER COMMON SHARE:

  INCOME BEFORE ACCOUNTING CHANGE                                $ 0.06                                                 $ 0.09
                                                              ==========                                             ==========
  NET INCOME                                                     $ 0.14                                                 $ 0.20  (12)
                                                              ==========                                             ==========

Diluted Weighted Average Common shares outstanding (IN THOUS)                                                           80,998  (13)
                                                                 62,998                                              ----------
                                                              ----------

See notes to proforma condensed consolidated financial statements.

                              KANSAS CITY SOUTHERN
                PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 2002
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                                                                 PRO FORMA
                                                                 KCS        GRUPO TFM           ADJUSTMENTS                PRO
                                                              HISTORICAL   HISTORICAL     DEBIT             CREDIT        FORMA

REVENUES                                                          $ 566.2     $712.1                                   $1,278.3

Costs and expenses                                                  456.8      457.6            3.4  (14)                 917.8

Depreciation and amortization                                        61.4       83.0            1.2  (15)                 145.6
                                                                ----------    -------     ----------        --------    ---------

OPERATING INCOME                                                     48.0      171.5            4.6
                                                                                                                -         214.9

Equity in net earnings of unconsolidated affiliates:

    Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V.          45.8         -            45.8  (8)

    Other                                                            (2.4)        -                                        (2.4)

Gain on sale of Mexrail, Inc.                                         4.4         -             4.4  (9)                     -

Interest expense                                                    (45.0)     (95.8)                                    (140.8)

Debt retirement costs                                                (4.3)        -                                        (4.3)

Other income (expense)                                               17.6      (29.8)                                     (12.2)
                                                                ----------    -------     ----------        --------   ---------
Income before income taxes                                           64.1       45.9           54.8             -          55.2

Income tax provision (benefit)                                        6.9      (91.5)          (3.0) (10)       -         (87.6)
                                                                ----------    -------     ----------        --------   ---------

INCOME BEFORE MINORITY INTEREST                                      57.2      137.4           51.8             -         142.8

MINORITY INTEREST                                                      -       (27.3)          17.0  (16)       -         (44.3)
                                                                ----------    -------     ----------        --------   ---------

NET INCOME                                                           57.2      110.1           68.8             -          98.5

PREFERRED STOCK DIVIDENDS                                             0.2                       8.5  (12)                   8.7
                                                                ----------    -------     ----------        --------   ---------
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS                        $ 57.0     $110.1         $ 77.3          $  -       $  89.8

                                                                ----------    -------     ----------        --------   ---------

BASIC EARNINGS PER COMMON SHARE                                    $ 0.94                                               $  1.15 (12)
                                                                ==========                                             =========

Basic Weighted Average Common shares outstanding (IN THOUS)        60,336                                                78,336 (13)
                                                                ----------                                             ---------

DILUTED EARNINGS PER COMMON SHARE                                  $ 0.91                                               $  1.05 (12)
                                                                ==========                                             =========

Diluted Weighted Average Common shares outstanding (IN THOUS)      62,138                                                93,527 (13)
                                                                ----------                                             ---------


See notes to proforma condensed consolidated financial statements.

                              KANSAS CITY SOUTHERN
         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: REMOVAL OF THE EQUITY INVESTMENT IN GRUPO TFM & MEXRAIL

Pursuant to the Acquisition Agreement, Kansas City Southern (the "Company" or "KCS") would acquire a controlling interest in Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. ("Grupo TFM"), resulting in the full consolidation of Grupo TFM's balance sheet into NAFTA Rail, successor to KCS. Accordingly, the equity investment as of September 30, 2003 reflected on the Company's condensed consolidated balance sheet would be eliminated.

On May 9, 2003, the Company closed on its 51% investment in Mexrail, Inc. ("Mexrail") for a total of $32.7 million. The Mexrail shares have been placed in a voting trust while awaiting the approval of the Surface Transportation Board ("STB"). Since the acquisition of the controlling interest in Mexrail has not been approved and Grupo TFM holds a right of repurchase, the Company and Grupo TFM consider this investment in Mexrail as temporary. Accordingly, Grupo TFM continues to consolidate the balance sheet and operating results of Mexrail pending approval of the transaction.

NOTE 2: CREATION OF IDENTIFIABLE INTANGIBLE ASSETS

Additional identifiable intangibles or goodwill may result from the Grupo TFM acquisition. The current value of the consideration to obtain a controlling interest in Grupo TFM exceeds the current book value of the underlying net assets of approximately $15.1 million, which is reflected on the condensed consolidated pro forma balance sheet as an addition to concession assets. The Company has not completed a fair value appraisal or any associated allocation of excess purchase price to the fair value of tangible assets as of this date. At the time those processes are completed, the allocation of the purchase price could change and may include certain identifiable intangibles assets, such as customer contracts, customer relationships or similar items. For purposes of these pro forma financial statements the Company has assumed the difference in value will be assigned to concession assets.

NOTE 3: RECOGNITION OF THE DEFERRED GAIN ON THE SALE OF MEXRAIL

On April 1, 2002, the Company sold its 49% interest in Mexrail to TFM for $31.4 million resulting in a pre-tax gain of $4.4 million, which was reported in the Company's Consolidated Statement of Income for the year ended December 31, 2002. In addition, the transaction resulted in the recognition of a deferred gain, of which $6.2 million remained unamortized as of September 30, 2003. Assuming the transaction contemplated had occurred on September 30, 2003, the remaining unamortized gain on the April 2002 Mexrail transaction would be eliminated from the Company's long-term liabilities and reflected with an offsetting adjustment to concession assets as part of the transaction. Also see notes 2 and 9.

NOTE 4: TRANSACTION FINANCING

As described above, part of the transaction consideration includes a payment of $200 million. This payment may be made by the Company, at its option, in a combination of additional common stock issuance to TMM and cash. For purposes of these pro forma financial statements the Company has assumed that the entire payment of $200 million will be made in cash with a combination of the net proceeds of the sale of 4.25% Redeemable Cumulative Convertible Perpetual Preferred Stock ("Convertible Preferred Stock") of approximately $193.0 million, completed in April 2003, and $7.0 million of the Company's available cash. The pro forma financial statements presented herein reflect the effect of these transactions. Also see note 6.

The Convertible Preferred Stock is redeemable at the option of a holder only in the event of a "fundamental change", which is defined as "any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of the Company's Common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive common stock that is not listed on a United States national securities exchange or approved for quotation on the Nasdaq National Market or similar system. The practical effect of this provision is to limit the Company's ability to eliminate a holder's ability to convert the Convertible Preferred Stock into common shares of publicly traded security through a merger or consolidation transaction. In no other circumstances is the Company potentially obligated to redeem the Convertible Preferred Stock for cash. Accordingly, since the Company is in a position to control a "fundamental change" the Convertible Preferred Stock is classified as permanent equity capital.

NOTE 5: ELIMINATION OF GRUPO TFM STOCKHOLDERS' EQUITY

As a result of NAFTA Rail obtaining a controlling interest in Grupo TFM, its assets and liabilities would be consolidated with NAFTA Rail. Accordingly, Grupo TFM's stockholders' equity amounts would be eliminated in the consolidation process.

NOTE 6: ISSUANCE OF NEW SECURITIES

As noted above, TMM will receive as consideration for the transaction 18 million shares of NAFTA Rail. This pro forma adjustment reflects the addition to stockholders' equity of a total of $202.7 million of equity based upon 18 million common shares as part of the initial agreement and assuming a stock price of $11.26 per share. The assumed stock price was derived by averaging the closing price of the Company's common stock five days before and five days after the announcement of the transaction on April 21, 2003. The total allocation of the new capital is $0.2 million, which is comprised of 18 million shares of new non-voting common stock with a par value of $.01 per share and $202.5 million, which is reflected as capital surplus representing the value of the stock issued in excess of par.

In April 2003, the Company issued 400,000 shares of $1.00 par value 4.25% Convertible Preferred Stock resulting in net proceeds of approximately $193.0 million (net of fees of approximately $7.0 million). This transaction is reflected in the accompanying Registrant historical consolidated balance sheet as of September 30, 2003 as new capital of $0.4 million and capital surplus of $192.6 million.

Holders of the Convertible Preferred Stock are entitled to receive any dividends declared by the Company's board of directors at the rate of 4.25% per annum, payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing August 15, 2003. The dividends are cumulative from the date of initial issuance and accumulated but unpaid dividends cumulate dividends at the annual rate of 4.25%. In addition, the Company will also pay "special dividends" if it fails to comply with certain obligations under a registration rights agreement. A holder may convert its Convertible Preferred Stock into shares of the Company's Common Stock only under certain circumstances, relating to: (i) the trading price of the Company's Common Stock; (ii) a credit rating downgrade; (iii) the trading price per share of the Convertible Preferred Stock;
(iv) redemption of the Convertible Preferred Stock; and (v) the occurrence of certain corporate transactions.

The conversion rate may be adjusted upon the occurrence of certain events. Subject to certain conditions, on or after May 20, 2008, the Company will have the option to redeem some or all of the shares of Convertible Preferred Stock at a redemption price of 100% of the liquidation preference, plus accumulated and unpaid dividends, if any, to the redemption date. In the event of a "fundamental change," the Company may be required to purchase shares of the Convertible Preferred Stock at the option of the holder at a price equal to 100% of the liquidation preference plus any accumulated and unpaid dividends, including special dividends, if any, to, but excluding, the purchase date.

The Company may elect to pay the purchase price in cash, Common Stock, or a combination of cash and Common Stock. If the Company elects to pay all or a portion of the purchase price in shares of Common Stock, the Common Stock will be valued at a specified discount. The Company agreed to file with the Securities and Exchange Commission a shelf registration statement with respect to the resale of the Convertible Preferred Stock and the Common Stock issuable upon conversion of the Convertible Preferred Stock and to keep the shelf registration statement effective for a specified period of time. In addition, the Company will be required to pay to holders of the Convertible Preferred Stock liquidated damages in the form of special dividends or liquidated damages payments, as applicable, if the Company fails to register the Convertible Preferred Stock and the Common Stock issuable upon conversion of the Convertible Preferred Stock within, and to keep such registration statement effective during, the specified time periods.

NOTE 7:  ELIMINATION OF EQUITY BASIS DIFFERENCE IN GRUPO TFM

The calculation of the Company's net equity in Grupo TFM's underlying net assets utilizing the Company's current ownership percentage of approximately 46.6% as compared to the amount recorded as an investment as of September 30, 2003 of approximately $386.1 million results in a basis difference of approximately $13.8 million. This difference in basis results from a number of factors the most significant of which is the changing ownership interest in Grupo TFM which produced a difference in investment basis that occurred when TFM acquired the Mexican Government's 24.6% interest in Grupo TFM during 2002. This basis difference would have been amortized over time, however, due to the contemplated transaction wherein the Company will obtain a controlling interest in Grupo TFM, the remaining basis difference will be recognized at the date of the transaction. The pro forma financial statements as stated herein recognize the elimination of this basis difference as an addition to concession assets on the condensed consolidated balance sheet. See Note 2.

NOTE 8: ELIMINATION OF EQUITY EARNINGS FROM GRUPO TFM

Assuming the contemplated transaction would have been consummated on January 1, 2002 or January 1, 2003 as applicable, the Company would have consolidated earnings of Grupo TFM and accordingly, the equity in earnings of Grupo TFM would be eliminated.

NOTE 9: ELIMINATION OF THE GAIN ON THE SALE OF MEXRAIL

In April 2002, the Company sold to Grupo TFM its 49% interest in Mexrail for $31.4 million. Assuming the contemplated transaction would have occurred as of January 1, 2002, the sale of Mexrail to Grupo TFM would not have occurred and accordingly, the associated gain would not have been recorded. The income statement as of and for the year ended December 31, 2002 for Grupo TFM has been restated to reflect Mexrail as a consolidated subsidiary effective January 1, 2002.

NOTE 10: PROVISION FOR INCOME TAXES / DEFERRED INCOME TAXES

The pro forma condensed consolidated income statement reflects the income tax impacts of the pro forma adjustments utilizing an income tax rate of 38.25%, but excluding any consideration of the equity earnings of Grupo TFM, since the Company has not previously provided a tax provision on these amounts.

In addition, the recognition of additional identifiable intangible assets in the form of concession assets creates an additional deferred tax liability associated with those assets. The pro forma condensed consolidated balance sheet as of September 30, 2003 recognizes the deferred tax liability of approximately $14.1 million using the tax rate noted above.

NOTE 11: CONSOLIDATION ELIMINATIONS

These pro forma adjustments reflect the elimination of intercompany amounts between the Company, Grupo TFM and Mexrail, assuming the three entities were consolidated for financial reporting purposes.

NOTE 12: COMPUTATION OF EARNINGS PER SHARE

Basic earnings per share for the purposes of the pro forma condensed consolidated income statement reflect pro forma consolidated net income, less dividends on the Company's $25 par preferred stock of approximately $242,000 annually, less dividends on the Company's $.01 par redeemable cumulative convertible perpetual preferred stock of approximately $8.5 million annually, divided by the weighted average outstanding shares as described in note 13 below.

Diluted  earnings  per share  for the  purposes  of the pro  forma  consolidated condensed income statement reflect pro forma consolidated net income, less dividends on the Company's $25 par preferred stock of approximately $242,000 annually, divided by the weighted average diluted outstanding shares as described in note 13 below.

The assumed conversion of the Company's $1.00 par Convertible Preferred Stock (convertible into 13,389,121 common shares). would have been anti-dilutive to the pro forma diluted earnings per share computations in each of the periods. Accordingly, conversion of preferred shares into common shares was not assumed and these shares were not included in the pro forma diluted earnings per share computations.Total preferred dividends, however, were subtracted from net income in the computation of the pro forma diluted earnings per share.

NOTE 13: WEIGHTED AVERAGE SHARES OUTSTANDING

The weighted average basic shares outstanding are calculated beginning with Company historical average basic shares of (60,336,000 for the year ended December 31, 2002 and 61,607,000 for the nine months ended September 30, 2003), plus 18,000,000 assumed shares to be issued as described in the note 6 above.

The weighted average diluted shares outstanding are calculated beginning with Company historical average diluted shares of (62,138,000 for the year ended December 31, 2002 and 62,998,000 for the nine months ended September 30, 2003) plus 18,000,000 assumed shares to be issued as described in the note 6 above, but excluding the 13,389,121 shares assuming full conversion of the redeemable cumulative convertible perpetual preferred stock into common utilizing a conversion rate of 33.4728 for each share of preferred to common. As stated in
Note 12 above, the inclusion of the 13,389,121 shares would have had an anti-dilutive effect on the computations of pro forma dilutive earnings per share.

NOTE 14: CONSULTING AGREEMENT

In connection with the transaction, the Company intends to enter into a consulting agreement with a consulting firm ("Consultant") controlled by Jose Serrano Segovia with an initial term of three years. In consideration of services provided, Consultant will receive an annual fee of $0.6 million in cash, plus up to 2.1 million shares of restricted common stock of the Company. The restricted stock vests based upon the achievement of certain events as defined in the consulting agreement and or ratably over the term of the agreement in certain circumstances. The pro forma condensed consolidated financial statements herein reflect the effect of these transactions as follows. The restricted stock will be accounted for as compensation expense based upon the assumed fair market value at date of vesting and expensed in the period the stock vests.

The annual fee is reflected as additional operating costs and expenses of $0.6 million for the year ended December 31, 2002 and $0.5 million for the nine months ended September 30, 2003. An initial 750,000 shares of restricted stock vest ratably over the term of the agreement. For purposes of the pro forma statements of income the Company has assumed a calculated value of stock based upon the stock price of $11.26 as noted above. The resulting amount is reflected as compensation expense and amortized on a straight line basis over three years. The additional compensation expense is approximately $2.8 million for the year ended December 31, 2002 and approximately $2.1 million for the nine months ended September 30, 2003. The Company recognizes that the prospective accounting for these shares will result in variable accounting treatment and the resulting expense will be dependent upon the Company's stock price at the actual time the stock vests. Since the Company cannot predict the future price of the Company's stock, the pro forma adjustments assume the stock price as noted above.

The consulting agreement provides for additional vesting of restricted stock totaling 1,350,000 shares, in increments of 525,000, 125,000 and 700,000 shares depending on the achievement of certain events ("contingent shares"). These events include the completion of an agreement with TFM labor unions and events related to the VAT tax issue. While the Company cannot predict the ultimate timing of achievement of these events and thus pro forma their effect on the adjusted financial statements, the Company would intend to record compensation expense at the time and in the quarter or annual period in which these shares vest, at then fair value as determined by the Company's stock price. No adjustments for these contingent shares has been made in the attached pro forma financial statements due to the uncertainty of their realization and vesting.

The calculated value of the restricted stock is approximately $15.2 million based upon the stock price of $11.26 as noted above. The actual impact to the Company's financial statements related to the restricted stock is dependant upon the price of the Company's stock at the time the restricted stock vests and which the Company cannot predict. A $1.00 per share change, either higher or lower, in the Company's stock price at the time the restricted stock vests could result in higher or lower compensation expense of approximately $1.4 million, assuming all 1.35 million shares vested at the same time.

NOTE 15: AMORTIZATION OF IDENTIFIABLE INTANGIBLES - CONCESSION ASSETS

The transactions as described above result in a net addition to concession assets of approximately $24.2 million plus $15.0 million of deferred income tax impact described in Note 10 above. For purposes of the pro forma income statements presented herein, this balance is amortized over the remaining amortizable life of the concession assets of 33 years. This results in additional amortization expense of approximately $1.2 million for the year ended December 31, 2002 and approximately $0.9 million for the nine months ended September 30, 2003.


NOTE 16: MINORITY INTEREST

As previously reported, TFM repurchased the Mexican Government's 24.6% interest in Grupo TFM in June 2002. Since the purchase of the Mexican Government 24.6% interest was completed by Grupo TFM's subsidiary TFM and the fact that the Mexican Government also continues to maintain a 20% minority interest in TFM, the Mexican Government retained an indirect 4.9448% minority interest in Grupo TFM through its ownership of TFM. The pro forma adjusting entries to minority interest reflect the continuing indirect minority ownership in Grupo TFM by the Mexican Government for the periods indicated. For the pro forma condensed consolidated balance sheet as of September 30, 2003 an additional $39.5 million of minority interest was added to the pro forma balances representing 4.9448% of Grupo TFM's net assets. For the pro forma condensed consolidated income statements, the amount of minority interest in Grupo TFM's US GAAP net income was computed for the periods presented resulting in approximately $17.0 million for the year ended December 31, 2002 and $0.7 million for the nine months ended September 30, 2003.

NOTE 17: VAT RELATED MATTERS

The impact of any settlement of the VAT dispute between TFM and the Mexican Government on the Company's consolidated financial statements of will be dependent upon the timing and amount of any such settlement.

It is expected that the value of any consideration received from the Mexican Government from the settlement of the VAT dispute will be recorded as income by TFM and Grupo TFM, net of related income taxes. If a binding agreement is reached before the consummation of the Acquisition, the Company would record its proportionate share of any such gain through its equity in earnings of Grupo TFM, based upon its existing ownership of 46.6%. If the Acquisition is subsequently consummated, the proceeds from any settlement received and retained by TFM, including the impacts of any additional consideration as may become payable as discussed below, would impact the Company's allocation of the purchase price to assets acquired and liabilities assumed, likely impacting amounts otherwise allocable to long-lived assets, including intangibles, as presented herein.

If the VAT dispute were settled following the consummation of the Acquisition, the Company would record in income its proportionate share of any such gain through its consolidation of the operating results of Grupo TFM, based upon its pre-acquisition ownership interest of 46.6%. The portion of any gain attributable to the acquired interest of TMM would likely constitute a pre-acquisition contingency and not impact the Company's operating results, but rather would be considered in the allocation of the purchase price to assets acquired and liabilities assumed, likely reducing amounts otherwise allocable to long-lived assets, including intangibles, as presented herein.

Pursuant to the terms of the Acquisition, if the value of the consideration received by TFM in connection with the settlement of the VAT dispute exceeds the amount payable pursuant to the Put Agreement in place between the Mexican Government, Grupo TFM, TMM and the Company, whereby the Mexican Government may put its ownership in TFM to the other parties, additional amounts will be payable by the Company or TFM to TMM, depending on the amount of such excess. Such payment would range from $100 million to $180 million. Any such payment would constitute additional consideration for the purchase of TMM's interest in Grupo TFM and as such would likely increase amounts allocable to long-lived assets, including intangibles, as presented herein.

NOTE 18: CONSIDERATION OF THE MEXICAN GOVERNMENT'S PUT RIGHTS REGARDING ITS 20% MINORITY INTEREST IN TFM

The provisions of the "Put Agreement" obligate Grupo TFM or the Registrant to purchase the Mexican Government's 20% minority interest in TFM under certain conditions. As disclosed in the Registrant's Form 10-K for the year ended December 31, 2002 and its most recently filed Form 10-Q for the period ended September 30, 2003, the total estimated purchase price of the Mexican Government's minority interest was approximately $485 million and $469 million, respectively. The calculation of the purchase price is dependent upon inflationary factors of the Mexican economy and foreign exchange rate factors, which the Registrant can not predict. While the Registrant along with Grupo TFM are currently exploring financing alternatives, the source and cost any such financing for this obligation is not reasonably determinable at this time . In addition, the acquisition of the Mexican Government's interest and funding of this obligation could be affected by the outcome and settlement of TFM's VAT dispute with the Mexican Government.

Due to the uncertainties noted above, the accompanying pro forma financial statements do not reflect the impact of the acquisition of additional shares of TFM which could arise under the Put Agreement. If, following the consummation of the acquisition of Grupo TFM shares from TMM, the Registrant acquires the remaining shares of TFM held by the Mexican Government pursuant to the Put Agreement, the accompanying pro forma financial statements would be generally impacted as follows. The excess of the purchase price over the carrying value of minority interest would be allocated to the assets and liabilities of GTFM, based upon their fair values, with the likely impact being an increase to recorded amounts for long-lived assets, including intangibles, as presented herein. Additionally, the minority interest in earnings of Grupo TFM would be eliminated from the pro forma income statement, offset by the costs of any debt financing incurred to finance the purchase and any increases in depreciation or amortization expense relating the application of purchase accounting.

NOTE 19: SUBSEQUENT EVENTS

KCS and TMM are in dispute over TMM's attempt to terminate the agreement entered into on April 20, 2003 by KCS and TMM and other parties under which KCS would acquire control of TFM. On August 29, 2003, KCS received a demand by TFM to repurchase from KCS shares of Mexrail sold to KCS in May 2003. On September 23, 2003, the STB issued a decision finding no need to rule on the transfer back to TFM of the 51% interest in Mexrail that KCS acquired on May 9, 2003. On September 30, 2003, TFM repurchased, for $32.7 million, the Mexrail shares from KCS at the price KCS paid TFM in May 2003.

                                  LEGAL MATTERS

     The validity of the issuance of the Series C Preferred Stock and the validity of the common stock issuable upon conversion of the Series C Preferred Stock and tax matters have been passed upon for us by Sonnenschein Nath & Rosenthal LLP, Kansas City, Missouri.

                                     EXPERTS

     Our consolidated financial statements as of and for the years ended December 31, 2002 and 2001, incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2002, have been so incorporated in reliance on the report of KPMG LLP, independent accountants, given and on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Kansas City Southern as of December 31, 2000 and for the year ended December 31, 2000, which are incorporated in this prospectus by reference to the annual report on Form 10-K for the year ended December 31, 2002, have been have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The combined and consolidated financial statements of Grupo TFM, as of December 31, 2002 and 2001 and for each of the three years ended December 31, 2002, which are incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers, S.C., independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You can also find our SEC filings at the SEC's website at www.sec.gov and on our website at www.kcsi.com. Information contained on our website is not part of this prospectus.

     In addition, our reports and other information concerning us can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where our common stock is listed.

     The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

     o Our annual report on Form 10-K for the fiscal year ended December 31, 2002;

     o Our quarterly reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003; and

     o Our current reports on Form 8-K filed on March 19, 2003, April 7, 2003, April 22, 2003, May 1, 2003 (regarding intent to sell Series C Preferred Stock in private offering), May 5, 2003, and July 14, 2003, the information filed under Item 5 and Exhibit 99.1 of the Form 8-K filed August 1, 2003, current reports on Form 8-K filed on August 5, 2003, August 19, 2003, October 23, 2003, January 9, 2004, January 20,
          2004 and January 21, 2004.

     All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 9 or Item 12 on any current report on Form 8-K), prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of the filing of such document. In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 9 or Item 12 on any current report on Form 8-K) after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to Kansas City Southern, P.O. Box 219335, Kansas City, Missouri 64121-9335 (or if by United Parcel Service or some other form of express delivery to 427 West 12th Street, Kansas City, Missouri 64105),
Attention: Corporate Secretary's Office, or if by telephone at (816) 983-1538.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated in this prospectus by reference may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. You can typically identify forward-looking statements by the use of words such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecasts," and similar terms. These statements represent our intentions, plans, expectations and beliefs and are subject to risks, uncertainties and other factors. Many of these factors are outside our control and could cause actual results to differ materially from such forward-looking statements. These factors include, among others, those identified in this prospectus under "Risk Factors."

     There may be other factors that may cause our actual results to differ materially from the forward-looking statements. Other factors include, but are not limited to, changes in management strategies, objectives and business approaches, changes in lines of business, material litigation involving us and changes in the political, regulatory or economic environments in the United States, Mexico, Panama and other countries where we or our unconsolidated affiliates currently operate or may operate in the future. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.